As filed with the Securities and Exchange Commission on **April 5, 2017**

Registration No. **333- 209143**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~WASHINGTON~~
Washington, D.C. 20549

AMENDMENT NO. ~~2~~

3
To

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUSGLOBAL ENERGY CORP.
(Exact Name of Registrant as Specified in Its Charter)

Ontario*	**4953**	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Gerald Hamaliuk
Chief Executive Officer
200 Davenport Road
Toronto, ON M5R 1J2

Telephone: (416) 223-8500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gerald Hamaliuk
Chief Executive Officer
200 Davenport Road
Toronto, ON M5R 1J2
Telephone: (416) 223-8500
Fax: (416) 223-8507
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Thomas A. Rose, Esq.
David B. Manno, Esq.
Sichenzia Ross Ross Ference Kesner LLP
61 Broadway New York,
New York 10006
(212) 930-9700
(212) 930-9725 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ~~[ ]~~ [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ~~[ ]~~ [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [~~ ~~]

Large accelerated filer [   ]   Accelerated filer ~~[_____[ ]

Non-accelerated filer ~~[~~ [ ] (Do not check if a smaller   Smaller reporting company [X]
reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) [   ]
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) [   ]

~~If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction.~~ **Calculation of Registration Fee**

~~Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) [ ]~~
~~Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) [ ]~~

~~Calculation of Registration Fee~~

Title of each class of securities to be registered	Amount to be registered[1]	Proposed maximum offering price per unit[2]	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.0001 per share	35,~~823,910~~849,086	NA	1,~~790,945.50~~ 792,454.30 [2]	208*

This registration statement is being filed in connection with domestication under Section 388 of the General Corporation Law of the State of Delaware and a continuance under the *Business Corporations Act* (Ontario), pursuant to which the Registrant's jurisdiction of incorporation will be changed from Ontario to the State of Delaware.

(1)   The shares to be registered consist of 35,~~823,910~~849,086 shares of common stock issuable upon the domestication in exchange of the Registrant's common shares.

(2)   The proposed maximum aggregate offering price of the registrant's common stock was calculated based upon the book value of $.05 per share of the registrant's common stock pursuant to Rule 457(f)(2) of the Securities Act of 1933, as amended.

  * ~~Of this amount $160 has been~~ previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


SUBJECT TO COMPLETION, DATED ~~FEBRUARY 13~~APRIL 5, 2017


PROSPECTUS


SUSGLOBAL ENERGY CORP.

Shares of Common Stock

DOMESTICATION IN DELAWARE


We were formed by articles of amalgamation on December 3, 2014 (originally incorporated on October 7, 2014), in the province of Ontario, Canada and our executive office is in Toronto, Ontario, Canada. SusGlobal Energy Corp. ("Old SusGlobal"), a company in the start-up stages, and Commandcredit Corp. ("Commandcredit"), an inactive Canadian public shell company that was formed in Ontario, Canada on June 19, 2000, amalgamated to continue business under the name of SusGlobal Energy Corp. (sometimes referred to in this prospectus as "SusGlobal Energy Canada") The amalgamation has been accounted for as a capital transaction. On December 2, 2014, at annual and special meetings of the shareholders of each of Commandcredit and Old SusGlobal, the amalgamation of Old SusGlobal and Commandcredit was approved. The amalgamation involved issuances of shares of the amalgamated company on a one for one basis to the shareholders of the existing companies resulting in the shareholders of Commandcredit owning 96.40% of the amalgamated company and the shareholders of Old SusGlobal owing the remaining 3.60% of the amalgamated company.

This prospectus relates to our intent to change of our jurisdiction of incorporation by discontinuing from Ontario, Canada and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the "Domestication"). On September 17, 2015, the shareholders of SusGlobal Energy Canada by special resolution approved SusGlobal Energy Canada's application to continue from Ontario to Delaware. We will effect the Domestication under Section 388 of the Delaware General Corporation Law (the "DGCL") and by filing an Application for Authorization to Continue in another Jurisdiction with the Ministry of Government Services in Ontario and a certificate of corporate domestication and certificate of incorporation with the Secretary of State of the State of Delaware under which we will be domesticated and continue as a Delaware corporation (we sometimes refer to the domesticated Delaware entity as "SusGlobal Energy Delaware"). We anticipate that the Domestication will become effective shortly after the effectiveness of the registration statement of which this prospectus forms a part (we refer to this as the "Effective Time"). After SusGlobal Energy Delaware has been formed in Delaware and after the Registration Statement that this prospectus forms a part of is declared effective by the Securities and Exchange Commission, we will file with the Securities and Exchange Commission a post-effective amendment to the Registration Statement that this prospectus forms a part of to adopt the Registration Statement and to update the disclosure contained herein as appropriate.

Upon the filing of the Certificate of Domestication, each of our currently issued and outstanding common shares will automatically be converted on a one-for-one basis into shares of SusGlobal Energy Delaware's common stock. SusGlobal Energy Corp. a Delaware corporation is sometimes referred to herein as "SusGlobal Energy Delaware"

We intend to seek to have our shares of common stock quoted on a market; however, there cannot be any assurance that our shares will be eligible for quotation.

We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

~~**Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.**~~

~~**This prospectus will not be filed with the Ontario Ministry of Government Services or any other Canadian or Ontario governmental agency. No Canadian governmental agency accepts any responsibility for SusGlobal Energy Canada's financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.**~~

~~**Prospectus dated February , 2017**~~

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus will not be filed with the Ontario Ministry of Government Services or any other Canadian or Ontario governmental agency. No Canadian governmental agency accepts any responsibility for SusGlobal Energy Canada's financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

Prospectus dated April __________, 2017

TABLE OF CONTENTS

No person has been authorized to give any information or make any representation concerning us or the Domestication (other than as contained in this prospectus) and, if any such other information or representation is given or made, you should not rely on it as having been authorized by us. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of the incorporated document, as applicable.

Terms Used in This Prospectus

Unless the context otherwise requires, in this prospectus, the terms "the Company," "SusGlobal Energy" "we," "us" and "our" refer to SusGlobal Energy Corp. as it currently exists under Ontario law and will continue under Delaware law after the Domestication and the terms "SusGlobal Energy Canada" and SusGlobal Energy Delaware" refer to the Company prior to and after the Domestication, respectively.

Industry and Market Data

We obtained the industry, market and competitive position data described or referred to throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe our internal company estimates and research are reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

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Summary

This summary provides an overview of selected information regarding our operations. This is only a summary, it may not contain all of the information that may be important to you in understanding the Domestication. You should carefully read this entire prospectus, including the section entitled "Risk Factors." See the section of this prospectus entitled "Where You Can Find More Information."

Our Business

SusGlobal Energy Corp. ("SusGlobal Energy Canada") was formed by articles of amalgamation on December 3, 2014 (originally incorporated on October 7, 2014), in the province of Ontario, Canada and our executive office is in Toronto, Ontario, Canada. SusGlobal Energy Corp., a company in the startup stages and Commandcredit Corp. ("Commandcredit"), an inactive Canadian public shell company, amalgamated to form and continue business under the name of SusGlobal Energy Corp. We are a renewable energy company focused on acquiring, developing and monetizing a global portfolio of proprietary technologies in the waste to energy application.

With the growing amount of organic wastes being produced by society as a whole, a solution for sustainable global management of these wastes must be achieved. We believe renewable energy is the energy of the future. Sources of this type of energy are more evenly distributed over the earth's surface than finite energy sources, making it an attractive alternative to petroleum based energy. Biomass, one of the renewable resources, is derived from organic material such as forestry, food, plant and animal residuals. SusGlobal Energy Canada can therefore help turn what many consider waste into precious energy. We expect that our portfolio will be comprised of three distinct types of technologies: (a) Process Source Separated Organics ("SSO") in anaerobic digesters to divert from landfills and recover biogas. This biogas can be converted to gaseous fuel for industrial processes, electricity to the grid or cleaned for compressed renewable gas; (b) Increasing the capacity of existing infrastructure (anaerobic digesters) to allow processing of SSO to increase biogas yield and (c) Utilize recycled plastics to produce liquid fuels.

The convertibility of organic material into valuable end products such as biogas, liquid biofuels and compost shows the utility of renewable energy. These products can be converted into electricity and fuels and marketed to agricultural operations that are looking for an increase in crop yields, soil amendment and environmentally-sound practices. This practice also diverts these materials from landfills and reduces greenhouse gas emissions that result from landfilling organic wastes.

We can provide peace of mind that the full lifecycle of organic material is achieved, global benefits are realized and stewardship for total sustainability is upheld.

We can provide a full range of services for handling organic residuals in a period where innovation and sustainability are paramount. From start to finish we offer in-depth knowledge, a wealth of experience and cutting-edge technology in the handling of organic waste.

Corporate Information

Our principal executive offices are located at 200 Davenport Road, Toronto, Ontario M5R 1J2 Canada and our telephone number is (416) 223-8500.

Our Status as an Emerging Growth Company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Certain specified reduced reporting and other regulatory requirements are available to public companies that are emerging growth companies. These provisions include:

- ~~an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;~~

- ~~an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;~~

- ~~an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about our audit and our financial statements; and~~

- ~~reduced disclosure about our executive compensation arrangements.~~

... an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

... an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

... an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about our audit and our financial statements; and

... reduced disclosure about our executive compensation arrangements.

We have elected to opt out of the extended transition period for complying with new or revised accounting standards. This election is irrevocable.

We will continue to be an emerging growth company until the earliest of:

- ~~the last day of our fiscal year in which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;~~

- ~~the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended;~~

- ~~the date on which we have, during the prior three-year period, issued more than $1,000,000,000 in non- convertible debt; or~~

- ~~the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates (or public float) exceeds $700 million as of the last day of our second fiscal quarter in our prior fiscal year.~~

... the last day of our fiscal year in which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1,000,000) or more;

... the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended;

... the date on which we have, during the prior three-year period, issued more than $1,000,000,000 in non- convertible debt; or

... the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non- affiliates (or public float) exceeds $700 million as of the last day of our second fiscal quarter in our prior fiscal year.

We are also a "smaller reporting company," as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in our prior fiscal year.

The Domestication

We intend to change our jurisdiction from Ontario to the State of Delaware. This prospectus relates to the change of our jurisdiction of incorporation from Ontario, Canada to and continuing as a corporation incorporated under the laws of the State of Delaware (the "Domestication").

On September 17, 2015, the Board of Directors of SusGlobal Energy Canada approved SusGlobal Energy Canada's changing its domicile from Ontario to Delaware by means of domestication under Section 388 of the Delaware General Corporation Law (the "DGCL") and we refer to this change as the "Domestication". On September 17, 2015, the shareholders of SusGlobal Energy Canada by special resolution approved the application for a continuance and authorized the Domestication. We will effect the Domestication by filing with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation of SusGlobal Energy Delaware and by filing an Application for Authorization to continue in another Jurisdiction with the Ministry of Government Services in Ontario. We anticipate that the Domestication will become effective shortly after the effectiveness of the registration statement of which this prospectus forms a part (we refer to this as the "Effective Time"). See "Description of Capital Stock; Comparison of Rights". We have not received approval of a plan of arrangement in Ontario and no plan of arrangement is contemplated.

Comparison of Rights

The rights of SusGlobal Ontario's shareholders are currently governed by the laws of Ontario, SusGlobal's Articles of Incorporation and bylaws. As a result of the Effective Time, the shareholders of SusGlobal Ontario holding common shares will automatically receive shares of common stock of SusGlobal Delaware. Accordingly, after the Domestication, the rights of holders of common stock will be governed by Delaware law and SusGlobal Delaware's certificate of incorporation and bylaws.

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Authorized Capital	An unlimited number of common shares without par value.	150,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $.0001 par value per share, of which shares of none have been designated.
Preferred (Preference) Shares		As permitted (but not required) by Delaware law, the SusGlobal Energy Delaware certificate of incorporation empowers the Board of Directors to, by resolution, create and issue one or more series of preferred stock and, with respect to such series, determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications and limitations thereof. No series of preferred stock has been designated.

| **Amendments to Organizational Documents (i.e., Articles of Incorporation, bylaws, Memorandum and Articles of Association)** | Under the OBCA, substantive changes to the constating documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each such class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. unanimous shareholder

Unless the articles, bylaws or a unanimous shareholder agreement provides otherwise, the directors may, by resolution, make, amend or repeal a bylaw. Such bylaw, amendment or repeal must be submitted to shareholders at the next meeting of shareholders and the shareholders may confirm, reject or amend the bylaw, amendment or repeal. | Pursuant to Delaware law, amendments to the certificate of incorporation must be approved by the Board of Directors and by the holders of at least a majority of the outstanding stock entitled to vote on the amendment, and if applicable, by the holders of at least a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series. |

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Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Voting Rights	Common shares: one share, one vote on each matter that comes before holders of common shares	Common stock: one share, one vote on all matters before the holders of the common stock.
		As permitted by the Company's Certificate of Incorporation, the Company's board may designate one or more series of preferred stock which may have voting rights as assigned to them by the Board of Directors.

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware

		SusGlobal Energy Delaware bylaws provide that directors elected by a plurality of the votes cast and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast.
~~Redemption of Equity; Treasury Shares~~	~~Under the OBCA, subject to a corporation's articles, a corporation may purchase any of its issued shares provided that, subject to certain exceptions, there are no reasonable grounds for believing that (i) the corporation is or, after the payment, would be unable to pay its liabilities as they become due or (ii) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (a) its liabilities and (b) its stated capital of all classes.~~	~~Pursuant to Delaware law, shares may be repurchased or otherwise acquired, provided the capital of the company will not be impaired by the acquisition. Pursuant to Delaware law, the company may hold or sell treasury shares.~~
	~~Under the OBCA, a corporation may, subject to the corporation's articles, purchase or redeem any of its issued redeemable shares if there are no reasonable grounds for believing that (i) the corporation is or, after the payment, would be unable to pay its liabilities as they become due or (ii) after the payment, the realizable value of the corporation's assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or liquidation, ratably with or before the holders of the shares to be purchased or redeemed, to the extent such amount is not included in the corporation's liabilities.~~	

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Redemption of Equity; Treasury Shares	Under the OBCA, subject to a corporation's articles, a corporation may purchase any of its issued shares provided that, subject to certain exceptions, there are no reasonable grounds for believing that (i) the corporation is or, after the payment, would be unable to pay its liabilities as they become due or (ii) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (a) its liabilities and (b) its stated capital of all classes.	Pursuant to Delaware law, shares may be repurchased or otherwise acquired, provided the capital of the company will not be impaired by the acquisition. Pursuant to Delaware law, the company may hold or sell treasury shares.
	Under the OBCA, a corporation may, subject to the corporation's articles, purchase or redeem any of its issued redeemable shares if there are no reasonable grounds for believing that (i) the corporation is or, after the payment, would be unable to pay its liabilities as they become due or (ii) after the payment, the realizable value of the corporation's assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or liquidation, ratably with or before the holders of the shares to be purchased or redeemed, to the extent such amount is not included in the corporation's liabilities.	
Stockholder/Shareholder Written Consent	The OBCA provides that, subject to certain limited exceptions, a resolution in writing signed by all shareholders (or their attorney authorized in writing) entitled to vote on that resolution is as valid as if it had been passed at a meeting of shareholders.	SusGlobal Energy Delaware's bylaws permit any action required or permitted to be taken at any annual or special meeting of stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office in the State of Delaware., its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recoded.

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Meeting of Stockholder/Shareholder—Notice	Under the OBCA, notice of the time and place of a meeting of shareholders of an offering corporation must be sent to each shareholder entitled to vote at the meeting not less than 21 days and not more than 50 days before the meeting.	As required by Delaware law, the SusGlobal Energy Delaware bylaws require not less than 10 days' or more than 60 days' notice, unless the DGCL provides for a different period.
Meeting of Stockholder/Shareholders—Call of Meeting	Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders within 15 months of the previous annual meeting of shareholders and may at any time call a special meeting of shareholders. The OBCA also permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.	The SusGlobal Energy Delaware bylaws provide that (i) annual meetings shall be called by the Board of Directors and (ii) special meetings may be called only by the Board of Directors or the chief executive officer.
Meeting of Stockholders/Shareholders— Quorum	Under the OBCA, and subject to a corporation's bylaws, the holders of a majority of shares entitled to vote at a meeting of shareholders, whether present in person or by proxy, constitute a quorum for the meeting.	Pursuant to Delaware law, the certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. Under the SusGlobal Energy Delaware bylaws, quorum is a majority of t all shares of the Company's stock entitled to vote at the meeting, unless or except to the extent that the presence of a larger number may be required by law.

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Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Meeting of Stockholders/Shareholders— Record Date	Under the OBCA, the record date for meetings of shareholders is set by the board of directors and may not be more than 60 day or less than 30 days prior to the date on which the meeting is to be held.	Pursuant to Delaware law, the record date for meetings of stockholders is (i) as fixed by the Board of Directors, but may not be more than 60 days nor less than 10 days before the date of such meeting of stockholders and (ii) if not fixed by the Board of Directors, the day before notice of meeting is given.
Directors—Election/Appointment	Under the OBCA, the directors of a corporation are to be elected at each annual meeting of shareholders at which an election of directors is required. Where the articles of a corporation provide for cumulative voting, each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected, and the shareholder may cast all such votes in favor of one candidate or distribute them among the candidates in any manner.	Pursuant to Delaware law, directors are elected annually by the stockholders entitled to vote, including the holders of common stock.
Directors—Term	Under the OBCA, unless expressly elected for a stated term, each director ceases to hold office at the close of the first annual meeting of shareholders following his or her election; a director must cease to hold office not later than the close of the third annual meeting of shareholders following his or her election. If a director is appointed or elected to fill a vacancy, that director holds office for the unexpired term of the director's predecessor.	Pursuant to Delaware law, directors serve for annual terms.
~~**Directors—Removal**~~	~~Under the OBCA, subject to certain conditions, the shareholders may, by ordinary resolution at an annual or special meeting of shareholders, remove any director or directors from office.~~	~~Pursuant to Delaware law, directors may be removed by the stockholders with or without cause.~~

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Directors—Removal	Under the OBCA, subject to certain conditions, the shareholders may, by ordinary resolution at an annual or special meeting of shareholders, remove any director or directors from office.	Pursuant to Delaware law, directors may be removed by the stockholders with or without cause.
Directors—Vacancy	Subject to certain exceptions and the articles of the corporation, a quorum of directors may fill a vacancy among the directors. Subject to certain exceptions and the articles of the corporation, where shareholders of a class or series of shares have an exclusive right to elect one or more directors and there is a vacancy among those directors, the remaining directors elected by that class or series may fill the vacancy, and where there are no such remaining directors, and holder of that series or class of shares may call a meeting for the purposes of filling the vacancy.	Under SusGlobal Energy Delaware's certificate of incorporation and bylaws, vacancies and newly created directorships may be filled by majority of remaining directors although less than a quorum.
Directors—Number	Under the OBCA, an offering corporation must have at least three directors, at least one-third of whom must not be officers or employees of the corporation or its affiliates.	As determined by Board of Directors, but not less than one, as provided in the SusGlobal Energy Delaware bylaws. Under Delaware law, the number of directors may be fixed by the amendment to the bylaws or certificate of incorporation and if fixed by the certificate of incorporation, the number may be changed only by amendment to the certificate of incorporation.
Directors—Residency	Under the OBCA, at least 25% of the directors of a corporation that is not a "non-resident corporation" must be resident Canadians, and where such a corporation has fewer than four directors, at least one must be a resident Canadian	

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Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Directors—Quorum and Vote Requirements	Under the OBCA, subject to the articles and bylaws of a corporation, a majority of the number of directors or minimum number of directors required by the articles constitutes quorum for a meeting of directors. In no case may quorum be less than two-fifths of the number of directors or minimum number of directors, and if a corporation has fewer than three directors, then all directors must be present to constitute a quorum	As permitted by Delaware law, the SusGlobal Energy Delaware bylaws provide that, a majority of the entire Board of Directors shall constitute a quorum (rather than the one-third of the directors permitted by Delaware law). Pursuant to Delaware law, the affirmative vote of a majority of directors present at a meeting at which there is a quorum constitutes action by the Board of Directors.
Directors—Managing Director	Under the OBCA, subject to the articles or bylaws of a corporation, the directors may appoint from among the directors a managing director or a committee of directors and delegate to such managing director or committee, subject to certain exceptions, the powers of the board of directors	Not applicable.
Director—Alternates	Under the OBCA, directors may not act by proxy.	Under Delaware law, directors may not act by proxy.
Directors and Officers— Fiduciary Duties	Under the OBCA: • directors and officers are required to act honestly and in good faith with a view to the best interests of the corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. • a director or officer is required to disclose any conflict of interest in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest • Subject to certain exceptions, a director who has a conflict of interest shall not attend any part of a meeting of directors during which the relevant contract or transaction giving rise to the conflict of interest is discussed and shall not vote on any resolution to approve the contract or transaction.	Under Delaware law: • Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders. Directors and officers must refrain from self- dealing, usurping corporate opportunities and receiving improper personal benefits. • Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and its stockholders will be protected by the "business judgment rule."

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Director—Alternates		Under the OBCA, directors may not act by proxy.		Under Delaware law, directors may not act by proxy.
Directors and Officers—Fiduciary Duties		Under the OBCA:		Under Delaware law:
		• directors and officers are required to act honestly and in good faith with a view to the best interests of the corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.		• Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders. Directors and officers must refrain from self- dealing, usurping corporate opportunities and receiving improper personal benefits.
		• a director or officer is required to disclose any conflict of interest in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest		• Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and its stockholders will be protected by the "business judgment rule."
		• Subject to certain exceptions, a director who has a conflict of interest shall not attend any part of a meeting of directors during which the relevant contract or transaction giving rise to the conflict of interest is discussed and shall not vote on any resolution to approve the contract or transaction.		

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Director—Indemnification; Indemnification Insurance	The OBCA permits a corporation to indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or in a similar capacity, provided that (i) the individual acted honestly and in good faith with a view to the best interests of the corporation, and (ii) in the context of criminal or administrative action involving a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.	A summary of indemnification of officers and directors under the DGCL and the SusGlobal Energy Delaware Documents is discussed below following this table of comparison. Pursuant to Delaware law, a company may purchase insurance in relation to any person who is or was a director or officer of the corporation.

Provision	**SusGlobal Energy Canada**	**SusGlobal Energy Delaware**

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Sale of Assets	Under the OBCA, the sale of all or substantially all of the property of the corporation requires the approval of two-thirds of the votes cast at a meeting of shareholders and of two- thirds of the votes cast by holders of shares of each class or series entitled to vote separately thereon.	Pursuant to Delaware law, the sale of all or substantially all the assets of the company requires approval by the Board of Directors and stockholders holding at least a majority of the outstanding shares entitled to vote thereon.
Compulsory Acquisition	Under the OBCA, subject to satisfying certain requirements, an offering corporation may, within 120 days of a take-over bid or issuer bid that was accepted by not less than 90% of the securities of any class of securities to which the bid related (other than securities held at the date of the bid by the offeror or an affiliate or associate of the offeror), acquire the securities held by those security holders who did not accept the take-over bid or issuer bid.	Under DGCL Section 253, in a process known as a "short form" merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its Board of Directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in Section 262 of the DGCL.

Dissolution/Winding Up	Under the OBCA, the liquidation or dissolution of the corporation requires the approval of, subject to any applicable court order, two-thirds of the votes cast at a meeting of shareholders and of two-thirds of the votes cast by holders of shares of each class or series entitled to vote separately thereon.	Under the DGCL, the dissolution of a corporation requires either (1) the approval of the Board of Directors and at least a majority of the outstanding stock entitled to vote thereon or (2) the approval of all of the stockholders entitled to vote thereon.

H

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Dissenters'/Appraisal Rights	The OBCA provides that shareholders who dissent from certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where a corporation proposes to: • alter its articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on; • approve an amalgamation with another corporation; • approve an arrangement, the terms of which arrangement permit dissent; • sell, lease or otherwise dispose of all or substantially all of the corporation's property; • authorize the continuation of the company into a jurisdiction other than Ontario.	Under the DGCL, a stockholder may dissent and obtain fair value of shares in connection with certain corporate actions. A summary of the material portions of those provisions is reproduced below following this table of comparison.
Stockholders'/Shareholders' ~~Derivative Actions~~	~~Under the OBCA, shareholders, former shareholders, directors, former directors, officers or former officers or a corporation or any of its affiliates, or any other person who, in the court's discretion, is an appropriate person to make an application to court to bring a derivative action may bring a derivative action. In addition, the OBCA permits derivative actions tobe commenced in the name and on behalf of a company or any of~~ Under the OBCA, shareholders,	~~Pursuant to Delaware law, in any derivative sut instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law.~~ Pursuant to Delaware law, in any
		~~Pursuant to Delaware law, the complaint shall set forth with particularity the efforts of the plaintiff to obtain action by the Board of Directors ("demand refusal") or the reasons for not making such effort ("demandexcusal").~~
		~~Such action shall not be dismissed or compromised without the approval of the court.~~
		~~In general, the stockholders maintain stock ownership through the pendency of the derivative suit.~~

~~12~~

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Derivative Actions	former shareholders, directors, former directors, officers or former officers or a corporation or any of its affiliates, or any other person who, in the court's discretion, is an appropriate person to make an application to court to bring a derivative action may bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a company or any of	derivatives instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law.
	-	Pursuant to Delaware law, the complaint shall set forth with particularity the efforts of the plaintiff to obtain action by the Board of Directors ("demand refusal") or the reasons for not making such effort ("demand excusal").
	-	Such action shall not be dismissed or compromised without the approval of the court.
	-	In general, the stockholders maintain stock ownership through the pendency of the derivative suit.
Oppression Remedy	Under the OBCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of a corporation or its affiliates effects a result, the business or affairs of a corporation or its affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.	

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
Anti-Takeover Provisions	The OBCA does not contain specific provisions.	Section 203 of the DGCL generally prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation with an "interested stockholder" who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless:
		• the business combination or the transaction which caused the person or entity to become an interested stockholder is approved by the Board of Directors prior to the business combination or the transaction;
		• upon the completion of the transaction in which the person or entity becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors and (b) shares held by employee benefit plans under certain circumstances; or

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
		• at or after the person or entity becomes an interested stockholder, the business combination is approved by the Board of Directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.
		A Delaware corporation may elect not to be governed by Section 203. SusGlobal Energy Delaware has not made such an election.

Provision	SusGlobal Energy Canada	SusGlobal Energy Delaware
		• at or after the person or entity becomes an interested stockholder, the business combination is approved by the Board of Directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.
		A Delaware corporation may elect not to be governed by Section 203. SusGlobal Energy Delaware has not made such an election.

Risk Factors

An investment in our common stock will involve risks. Please review the section entitled "Risk Factors", on page 14.

Risk Factors

Any investment in our securities involves a high degree of risk, including the risks described below. Our business, financial condition and results of operations could suffer as a result of these risks, and the trading price of our shares could decline, perhaps significantly, and you could lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See the section entitled "Information Regarding Forward-Looking Statements."

Risks Related to Our Business and Industry

We may experience claims that our products infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We seek to improve our business processes and develop new products and applications. Many of our competitors have a substantial amount of intellectual property that we must continually monitor to avoid infringement. We cannot guarantee that we will not experience claims that our processes and products infringe issued patents (whether present or future) or other intellectual property rights belonging to others. If we are sued for infringement and lose, we could be required to pay substantial damages or be enjoined from using or selling the infringing products or technology. Further, intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management's attention from operating our business.

Our relationship with our employees could deteriorate, and certain key employees could leave the Company, which could adversely affect our business and our results of operations.

Our business involves complex operations and therefore demands a management team and employee workforce that is knowledgeable and expert in many areas necessary for our operations. We rely on our ability to attract and retain skilled employees, including our specialized research and development and sales and service personnel, to maintain our efficient production. The departure of a significant number of our highly skilled employees or of one or more employees who hold key regional management positions could have an adverse impact on our operations, including as a result of customers choosing to follow a regional manager to one of our competitors.

We face intense competition, and our failure to compete successfully may have an adverse effect on our net sales, gross profit and financial condition.

Our industry is highly competitive. Many of our competitors may have greater financial, technical and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products, and our competitors may therefore have greater financial, technical and marketing resources available to them than we do.

If we do not compete successfully by developing and deploying new cost effective products, processes and technologies on a timely basis and by adapting to changes in our industry and the global economy, our net sales, gross profit and financial condition could be adversely affected.

Failure to comply with the Foreign Corrupt Practices Act, or FCPA, and other similar anti-corruption laws, could subject us to penalties and damage our reputation.

We are subject to the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain certain policies and procedures. Certain of the jurisdictions in which we conduct business are at a heightened risk for corruption, extortion, bribery, pay-offs, theft and other fraudulent practices. Under the FCPA, U.S. companies may be held liable for actions taken by their strategic or local partners or representatives. If we, or our intermediaries, fail to comply with the requirements of the FCPA, or similar laws of other countries, governmental authorities in the United States or elsewhere, as applicable, could seek to impose civil and/or criminal penalties, which could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

We are not insured against all potential risks.

To the extent available, we maintain insurance coverage that we believe is customary in our industry. Such insurance does not, however, provide coverage for all liabilities, including certain hazards incidental to our business, and we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to maintain adequate insurance at rates we consider reasonable.

We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business, which could result in unanticipated expenses and losses.

Part of our strategy is to grow through acquisitions. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from the acquisitions.

In connection with potential future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

- unexpected losses of key employees or customers of the acquired company;
- conforming the acquired company's standards, processes, procedures and controls with our operations;
- coordinating new product and process development;
- hiring additional management and other critical personnel;
- negotiating with labor unions; and
- increasing the scope, geographic diversity and complexity of our operations.

... unexpected losses of key employees or customers of the acquired company;

... conforming the acquired company's standards, processes, procedures and controls with our operations;

... coordinating new product and process development;

... hiring additional management and other critical personnel;

... negotiating with labor unions; and

... increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of businesses we may acquire. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our financial condition or results of operations.

Business disruptions could seriously harm our net sales and increase our costs and expenses.

Our worldwide operations could be subject to extraordinary events, including natural disasters, political disruptions, terrorist attacks, acts of war and other business disruptions, which could seriously harm our net sales and increase our costs and expenses. These blackouts, floods and storms could cause disruptions to our operations or the operations of our suppliers, distributors, resellers or customers. Similar losses and interruptions could also be caused by earthquakes, telecommunications failures, water shortages, tsunamis, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters for which we are predominantly self-insured.

Risks Relating to Our Common Stock

There is currently no public trading market for our common stock and an active trading market for our common stock may not develop.

There is currently no public or other market for shares of our common stock. Although we intend to seek listing on a market, we may never become listed on a market or exchange and a liquid trading market for our common stock may not develop.

Even if following the Domestication our common stock becomes listed on a market, we cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the market or how liquid that market might become. An active public market for our common stock may not develop or be sustained. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

We have a history of net losses and we expect to incur additional losses.

In each year since our inception we have incurred losses and have generated only $~~7,788~~15,721 in revenue. For the -year ended December 31, ~~2015, net losses attributable to common stockholders aggregated $1,279,054 and, at December 31, 2015, the Company's accumulated deficit was $1,896,286. For the nine months ended September 30,~~2016, net losses attributable to common stockholders aggregated $~~337,330~~551,529 and ~~our~~, at December 31, 2016, the Company's accumulated deficit was $2,~~233,616~~447,815. We expect to incur further losses in the development of our business. We cannot assure you that we can achieve profitable operations in any future period.

Our independent registered public accounting firm's report contains an explanatory paragraph that expresses doubt as to our ability to continue as a going concern.

Although our consolidated financial statements have been prepared assuming we will continue as a going concern, our independent registered public accounting firm, in its report accompanying our consolidated financial statements as of and for the years ended December 31, ~~2015~~2016 and ~~2014~~2015, expressed ~~significant~~substantial doubt as to our ability to continue as a going concern as of December 31, ~~2015~~2016, as a result of our operating losses since inception and because the Company expects to incur further losses in the development our business. The inclusion of a going concern explanatory paragraph may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we may obtain.

We have no intention of declaring dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our board of directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of our common stock.

After the Domestication under the certificate of incorporation of SusGlobal Energy Delaware, our Board of Directors will be authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to determine number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of our outstanding common stock. Our Board of Directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects.

_____*Special Meetings of our Stockholders may only be called by our Board of Directors or our chief executive officer and as such our stockholders do not have the ability to call a meeting.*

Under our bylaws only our board of directors or chief executive officer may call a special meeting of shareholders and as such your ability to participate take certain corporate actions like amending the Company's certificate of incorporation or electing directors is limited.

We may be exposed to risks relating to evaluations of controls required by Sarbanes-Oxley Act of 2002.

Pursuant to Sarbanes-Oxley Act of 2002, our management will be required to report on, and our independent registered public accounting firm may in the future be required to attest to, the effectiveness of our internal control over financial reporting. Although we prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. If we fail to implement any required improvements to our disclosure controls and procedures, we may be obligated to report control deficiencies and our independent registered public accounting firm may not be able to certify the effectiveness of our internal controls over financial reporting. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a public company, we will have to devote substantial efforts to the reporting obligations and internal controls required of a public company, which will result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our shares. We expect to devote significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the United States or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

For as long as we are an "emerging growth company," we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to some other public companies.

As an "emerging growth company" under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

- the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

- the last day of the fiscal year following the fifth anniversary of this offering;

- the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

- the date on which we are deemed a "large accelerated filer" as defined under the federal securities laws.

... the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

... the last day of the fiscal year following the fifth anniversary of this offering;

… the date on which we have, during the previous 3-year period, issued more than $1 billion in non- convertible debt; or

… the date on which we are deemed a "large accelerated filer" as defined under the federal securities laws.

For so long as we remain an "emerging growth company", we will not be required to:

- have an auditor report on our internal control over financial reporting pursuant to the Sarbanes- Oxley Act of 2002;
- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis);

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- ~~submit certain executive compensation matters to shareholders advisory votes pursuant to the "say on frequency" and "say on pay" provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the "say on golden parachute" provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and~~

- ~~include detailed compensation discussion and analysis in our filings under the Exchange Act and instead may provide a reduced level of disclosure concerning executive compensation.~~

...   have an auditor report on our internal control over financial reporting pursuant to the Sarbanes- Oxley Act of 2002;

...   comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis);

...   submit certain executive compensation matters to shareholders advisory votes pursuant to the "say on frequency" and "say on pay" provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the "say on golden parachute" provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

...   include detailed compensation discussion and analysis in our filings under the Exchange Act and instead may provide a reduced level of disclosure concerning executive compensation.

      In addition, the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period for complying with new or revised accounting standards. The Company has elected to opt out of this extended transition period for complying with new or revised accounting standards. This election is irrevocable.

Information Regarding Forward-Looking Statements

      Statements in this prospectus may be "forward-looking statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus and in other documents which we file with the Securities and Exchange Commission.

      In addition, such statements could be affected by risks and uncertainties related to

- ~~our ability to raise funds for general corporate purposes and operations, including our clinical trials;~~
- ~~our ability to recruit qualified management and technical personnel;~~
- ~~our ability to complete successfully within our industry;~~
- ~~fluctuations in foreign currency exchange rates;~~
- ~~our ability to maintain and enhance our technological capabilities and to respond effectively to technological changes in our industry; and~~

...   ~~19~~our ability to raise funds for general corporate purposes and operations, including our clinical trials;

...   our ability to recruit qualified management and technical personnel;

...   our ability to complete successfully within our industry;

...   fluctuations in foreign currency exchange rates;

...   our ability to maintain and enhance our technological capabilities and to respond effectively to technological changes in our industry; and

- ~~our ability to protect our intellectual property, on which our business avoiding infringing the intellectual property rights of others;~~

- our ability to protect our intellectual property, on which our business avoiding infringing the intellectual property rights of others;

Any forward-looking statements speak only as of the date on which they are made, and except as may be required under applicable securities laws, we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of ~~September 30~~December 31, 2016.

		~~Unaudited~~
Cash and cash equivalents	$	~~-~~1,774
Term deposit		~~152,480~~148,960
Total ~~Cash~~cash, cash equivalents and ~~Term Deposit~~term deposit	$	~~152,480~~ 150,734
Debt:		
~~Bank indebtedness~~	~~$~~	~~44,518~~
Loans payable to related ~~parties~~party	$	~~268,365~~ 217,482
Total Debt	$	~~312,883~~217,482
Stockholders' Deficiency:		
Common stock	$	~~1,825,358~~2,004,407
Accumulated deficit		(2,~~233,616~~447,815)
Comprehensive loss		(~~33,059~~41,745)
Total Stockholders' Deficiency	$	(~~441,317~~485,153)
Total Capitalization	$	(~~128,434~~267,671)

You should read this table in conjunction with the "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited and unaudited financial statements and related notes included elsewhere in this prospectus.

Market Prices and Dividend Information

Our common stock is not listed or quoted on any exchange.

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The Domestication

General

We will effect the Domestication by filing with the Secretary of State of the State of Delaware a certificate of corporate domestication and a certificate of incorporation of SusGlobal Energy Delaware and by an Application for Authorization to Continue in another Jurisdiction with the Ministry of Government Services in Ontario. On September 17, 2015 the directors of SusGlobal Energy Canada approved subject to the required approval of the shareholders of SusGlobal Energy Canada and on September 17, 2015, the shareholders of SusGlobal Energy Canada by special resolution approved the application for a continuance and authorized the Domestication. We anticipate that the Domestication will become effective shortly after the effectiveness of the registration statement of which this prospectus forms a part (we refer to this as the "Effective Time"). In connection with the Domestication, SusGlobal Energy Delaware's Board of Directors will adopt new bylaws, which together with the new certificate of incorporation filed with the Secretary of State of the State of Delaware, will be the organizational documents of SusGlobal Energy Delaware from and after the Domestication.

Background and Reasons for the Domestication

Our Board of Directors believes that the Domestication will, among other things:

- ~~provide legal, administrative and other similar efficiencies;~~

- ~~relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the DGCL, and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and~~

- ~~provide a more favorable corporate environment which will help us compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled, experienced personnel.~~

- ... provide legal, administrative and other similar efficiencies;

- ... relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the DGCL, and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and

- ... provide a more favorable corporate environment which will help us compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled, experienced personnel.

For many years, Delaware has been a leader in adopting, implementing and interpreting comprehensive and flexible corporate laws that are responsive to the legal and business needs of corporations.

Effects of the Domestication

Ontario law permits an Ontario company to discontinue from Ontario and continue in an appointed jurisdiction (which includes Delaware) as if it had been incorporated under the laws of that other jurisdiction. On September 17, 2015, our shareholders by special resolution approved the Domestication and as a result **we are not asking for your vote or soliciting proxies with respect to the Domestication.** Shareholders of SusGlobal Energy Canada were entitled to dissent in respect of the resolution authorizing the continuance from Ontario to Delaware and to be paid the fair value of their shares in connection therewith. In order to properly dissent and be entitled to the fair value of their shares (unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent), a shareholder is required by the OBCA to send to corporation, a written objection to the resolution at or before the meeting at which the resolution is to be voted on. SusGlobal Energy Canada did not receive any such written objection to the resolution authorizing the continuance at or prior to the meeting of shareholders held September 17, 2015 at which shareholders voted on the resolution authorizing the **continuance.** SusGlobal Energy Canada has received the consent of the Ontario Ministry of Finance for the continuance and intends to apply to the Director under the OBCA for the Director's authorization of the continuance.

Section 388 of the DGCL provides that an entity organized in a country outside the United States may become domesticated as a corporation in Delaware by filing in Delaware a certificate of incorporation and a certificate of corporate domestication stating, among other things, that the domestication has been approved as provided in the organizational documents of the non-U.S. entity or applicable non-Delaware law, as appropriate. Section 388 of the DGCL provides that prior to the filing of a certificate of corporate domestication with the Secretary of State of the State of Delaware, the domestication and the certificate of incorporation to be filed with the Secretary of State of the State of Delaware must be approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the non-U.S. entity and the conduct of its business or by applicable non-Delaware law, as appropriate. Section 388 of the DGCL does not provide any other approval requirements for a domestication. The DGCL does not provide stockholders with statutory rights of appraisal in connection with a domestication under Section 388.

Under Section 181 of the OBCA, the OBCA will cease to apply to SusGlobal Energy Canada on the date that the corporation is continued under the DGCL. Similarly, Section 388 of the DGCL provides that, upon domesticating in Delaware:

- SusGlobal Energy Delaware is deemed to be the same entity as SusGlobal Energy Canada and the domestication shall constitute a continuation of the existence of SusGlobal Energy Canada in the form of SusGlobal Energy Delaware;

- all rights, privileges and powers, as well as all property, of SusGlobal Energy Canada shall remain vested in SusGlobal Energy Delaware;

- all debts, liabilities and duties of SusGlobal Energy Canada shall remain attached to SusGlobal Energy Delaware and may be enforced against SusGlobal Energy Delaware to the same extent as if originally incurred by it; and

- unless otherwise agreed to or otherwise required under applicable Ontario law, the domestication shall not be deemed a dissolution of SusGlobal Energy Canada.

¿ SusGlobal Energy Delaware is deemed to be the same entity as SusGlobal Energy Canada and the domestication shall constitute a continuation of the existence of SusGlobal Energy Canada in the form of SusGlobal Energy Delaware;

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- all rights, privileges and powers, as well as all property, of SusGlobal Energy Canada shall remain vested in SusGlobal Energy Delaware;

- all debts, liabilities and duties of SusGlobal Energy Canada shall remain attached to SusGlobal Energy Delaware and may be enforced against SusGlobal Energy Delaware to the same extent as if originally incurred by it; and

- unless otherwise agreed to or otherwise required under applicable Ontario law, the domestication shall not be deemed a dissolution of SusGlobal Energy Canada.

No Change in Business, Locations, Fiscal Year or Employee Plans

The Domestication will effect a change in our jurisdiction of incorporation, and other changes of a legal nature, including changes in our organizational documents, which are described in this prospectus. The business, assets and liabilities of SusGlobal Energy Delaware, as well as our principal locations and fiscal year, will be the same upon the effectiveness of the Domestication as they are prior to the Domestication. Upon effectiveness of the Domestication, all of our obligations will continue as outstanding and enforceable obligations of SusGlobal Energy Delaware.

Any SusGlobal Energy Canada employee benefit plans and agreements will be continued by SusGlobal Energy Delaware. We expect to amend any and all of our share-based benefit plans in accordance with their terms as may be necessary to provide that SusGlobal Energy Delaware common stock will be issued upon the exercise of any options or the payment of any other share-based awards granted under the plans, and otherwise to reflect appropriately the substitution of SusGlobal Energy Delaware common stock for SusGlobal Energy common shares in connection with the plans, from and after the effectiveness of the Domestication.

Our Management and Our Board of Directors

The executive officers of SusGlobal Energy Delaware will be the same as the executive officers of SusGlobal Energy Canada immediately prior to the Domestication. Our current executive officers are Gerald Hamaliuk (Chief Executive Officer) Marc Hazout (President) and Ike Makrimichalos (Chief Financial Officer and Secretary).

Our directors after the Domestication will be the same as the directors of SusGlobal Energy Canada prior to the Domestication. Our current directors are Gerald Hamaliuk, Marc Hazout, and Vincent Ramoutar.

See "Management and Corporate Governance."

Domestication Share Conversion

In connection with the Domestication, the issued and outstanding common shares of SusGlobal Energy Canada will automatically convert on a one-for-one basis, into shares of SusGlobal Energy Delaware. Consequently, upon the Effective Time, each holder of SusGlobal Energy Canada's common shares will instead hold a share of SusGlobal Energy Delaware common stock representing the same proportional equity interest in SusGlobal Energy Delaware as that shareholder held in SusGlobal Energy Canada prior to the Effective Time. The number of shares of SusGlobal Energy Delaware common stock outstanding immediately after the Effective Time will be 33,868,607.

SusGlobal Energy Delaware does not intend to issue new stock certificates to SusGlobal Energy Delaware stockholders who currently hold any of our share certificates in connection with the Domestication. A shareholder who currently holds any of our share certificates will receive a new stock certificate upon request pursuant to Section 158 of the DGCL or upon any future transaction in SusGlobal Energy Delaware common stock that requires the transfer agent to issue stock certificates in exchange for existing share certificates. It is not necessary for shareholders of SusGlobal Energy Canada to exchange their existing share certificates for share certificates of SusGlobal Energy Delaware in connection with the Domestication. Until surrendered and exchanged, each certificate evidencing SusGlobal Energy Canada common shares will be deemed for all purposes of the Company to evidence the identical number of shares of SusGlobal Energy Delaware common stock.

Comparison of Shareholder Rights

Upon the consummation of the Domestication our jurisdiction of incorporation will change from Ontario to the State of Delaware and, as a result, our organizational documents will change and will be governed by Delaware law rather than Ontario law. Although the rights and privileges of stockholders of a Delaware corporation and the rights and privileges of stockholders of an Ontario corporation are, in many instances, comparable, there are significant differences. The following is a summary of the material differences between the rights of holders of SusGlobal Energy common shares and the holders of SusGlobal Energy Delaware's common stock. These differences arise principally from differences between the DGCL and the OBCA and between SusGlobal Energy Canada's articles of incorporation and bylaws and SusGlobal Energy Delaware's certificate of incorporation and bylaws. Our business, assets and liabilities, as well as our executive officers, principal business locations and fiscal year, did not change as a result of the Domestication. While we believe that this summary describes the material differences among the rights of holders of SusGlobal Energy Delaware common stock following the continuance, it does not contain all information, some of which may be important to you. We urge you to read the instruments governing the provisions of the DGCL and the OBCA, which are relevant to a full understanding of the governing instruments, fully and in their entirety.

Votes Required for Certain Transactions

Under the OBCA, certain corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a special meeting by not less than two-thirds of the votes cast in respect of the resolution; in certain cases, a special resolution to approve certain corporate actions is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

The DGCL requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale of substantially all of the assets of a corporation, except that no authorizing stockholder vote is required of a corporation surviving a merger if (a) such corporation's certificate of incorporation is not amended in any respect by the merger, (b) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger and (c) the number of shares to be issued in the merger, together with the number of shares initially issuable upon conversion of any other shares, securities or obligations issued or delivered in the merger, does not exceed 20 percent of such corporation's outstanding common stock immediately prior to the effective date of the merger. The DGCL does not generally require class voting, except in connection with certain amendments to the Certificate of Incorporation that, among other things, adversely affects a class of stock. Stockholder approval is also not required under the DGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90 percent of the outstanding shares of each class of stock. Finally, unless required by its certificate of incorporation, stockholder approval is not required under the DGCL for a corporation to merge with or into a direct or indirect wholly owned subsidiary of a holding company (as defined in the DGCL) in certain circumstances.

Under Section 203 of the DGCL ("Section 203"), certain "business combinations" with "interested shareholders" of Delaware corporations are subject to a three year moratorium unless specified conditions are met. Under Section 203, a Delaware corporation is prohibited from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, 15% or more of the corporation's outstanding voting shares (including any rights to acquire shares pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and shares with respect to which the person or entity has voting rights only).

The three year moratorium imposed by Section 203 on business combinations does not apply if (a) prior to the date on which such stockholder becomes an interested stockholder the board of directors of the subject corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder; (b) upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting shares outstanding at the time the transaction commenced (excluding from the 85% calculation shares owned by directors who are also officers of the subject corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer); or (c) on or after the date such person or entity becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholders' meeting by 66 2/3% of the outstanding voting shares not owned by the interested stockholder. Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two tiered bid for the Company in which all stockholders would not be treated equally. Stockholders should note, however, that the application of Section 203 will confer upon the Company's board of directors the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for the Corporation's shares over the then current market price. Section 203 would also discourage certain potential acquirers unwilling to comply with its provisions. Section 203 is not applicable to companies that are not listed on a (US) national stock exchange or that do not have a class of voting securities held of record by more than 2,000 stockholders. Accordingly, Section 203 does not presently apply to the Corporation. A Delaware corporation to which Section 203 applies may elect not to be governed by Section 203, and the Corporation reserves the right to opt out of Section 203 at any time in the future.

Cumulative Voting

Under the OBCA, unless a corporation's articles provide otherwise, there is no cumulative voting for the election of directors.

Under Delaware law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. In an election of directors under cumulative voting, each share of stock nominally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Without cumulative voting, the holders of a majority of the shares of stock present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares of stock. The charter documents for SusGlobal Energy Delaware will not provide for cumulative voting.

Classified Board of Directors

Under the OBCA, it is not necessary that all directors elected at the same meeting hold office for the same term. The OBCA also provides that, unless expressly elected for a stated term, each director ceases to hold office at the close of the first annual meeting of shareholders following his or her election, and the OBCA requires that a director cease to hold office not later than the close of the third annual meeting of shareholders following his or her election.

A classified board of directors is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. The DGCL permits a corporation to establish a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered three year terms of office, with only one class of directors standing for election each year. Members of a classified board may be removed from office only for cause. A classified board of directors could therefore discourage acquisitions of the Company not approved by management, since the acquirer could be unable to install its own designees on the board for more than two years after acquiring control. SusGlobal Energy Delaware's certificate of incorporation and bylaws will not provide for a classified board.

Calling a Shareholders Meeting

Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon the satisfaction of the technical requirements set out in the OBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Under the DGCL, special meetings of the shareholders may be called by the board of directors or by any other person as may be authorized to do so by the certificate of incorporation or the bylaws of the corporation. SusGlobal Energy Delaware's certificate of incorporation will not limit the ability of stockholders to take action by written consent, and its bylaws permit action by written consent. Under the bylaws of SusGlobal Energy Delaware a special meeting of stockholders may be called by the Board of Directors or the Company's chief executive officer.

Shareholder Quorum

Under the OBCA, a corporation's bylaws may specify the number of shares with voting rights attached thereto which shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders.

Under the DGCL, a corporation's certificate of incorporation or bylaws may specify the number of shares of stock or the voting power that shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the stockholders, in no event, however, shall a quorum consist of less than one third of the shares entitled to vote at the meeting except that, where a separate vote by a class or series of classes or series is required, a quorum shall consist of no less than one third of the shares of such class or series or classes or series. Under the bylaws of SusGlobal Energy Delaware, at any meeting of stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy may adjourn the meeting to another place, date or time.

Advance Notice Provisions for Shareholder Nominations and Proposals

Under the OBCA, proposals with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meetings of the corporation. Any shareholder may submit a proposal, and a shareholder or persons who have the support of persons who represent, in the aggregate, not less than 5% of the shares or 5% of the shares o f a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented may submit a proposal nominating a director for election. If a shareholder or shareholders submitting a proposal submit notice to a corporation of the matter that such shareholder or shareholders propose to raise at a meeting of shareholders not later than 60 days prior to the anniversary of the last previous annual meeting of shareholders, then the corporation is required (subject to certain exceptions) to set out the proposal and any statement of support submitted by the shareholder or shareholders in the management information circular in respect of such meeting. If a corporation refuses to accept a notice that otherwise complies with the related provisions of the OBCA, the shareholder or shareholders who provided such notice and proposal may apply to a court to make any order that it seems fit, including restraining the holding of a meeting at which it was sought to bring forth such a proposal.

The DGCL does not require advance notice for stockholder nominations and proposals, but a Delaware corporation may require such advance notice pursuant to its bylaws.

Amendment to Governing Documents

Under the OBCA, any amendment to a corporation's articles generally requires approval by special resolution which is a resolution passed by not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. The OBCA provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the OBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal. If the directors of a corporation do not submit a bylaw an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

The DGCL requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation. If an amendment alters the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, that class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. If an amendment adversely affects the rights or preferences of a particular class or series of stock, that class or series must approve the amendment as a class even if the certificate of incorporation does not provide that right. The DGCL also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitlement to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Certificate of Incorporation of SusGlobal Energy Delaware confers such power on the Company's board of directors.

Dissenters' or Appraisal Rights

The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares; (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; (vi) matters in respect of which a court has granted dissent rights to shareholders; or (vii) certain amendments to the articles of a corporation which require a separate class or series vote.

Under the DGCL, registered holders of shares of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation of the corporation by demanding payment in cash for the shares equal to the fair value (excluding any appreciation or depreciation as a consequence, or in expectation, of the transaction) of such shares, as determined by agreement with the corporation or by an independent appraiser appointed by a court in an action timely brought by the corporation or the dissenters. The DGCL grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock regardless of the number of shares being issued, and does not grant dissenters' rights in connection with amendments to the certificate of incorporation. Further, no appraisal rights are available for shares of any class or series listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation converts such shares into anything other than (a) stock of the surviving corporation (or depositary receipts in respect thereof), (b) stock of another corporation which is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by NASDAQ or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares, or (d) some combination of the above. In addition, dissenter's rights are not available for any shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. The DGCL does not provide stockholders of a corporation with appraisal rights when the corporation acquires another business through the issuance of its stock (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired, or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

Oppression Remedy

The OBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that: (i) any act or omission of the corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of the corporation or an affiliate are or have been exercised in a manner that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer.

A complainant may include: (a) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates; (b) a present or former officer or director of the corporation or any of its affiliates; and/or (c) any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights.

The DGCL does not provide for an oppression remedy. However, the DGCL provides a variety of legal and equitable remedies to a corporation's stockholders for improper acts or omissions of a corporation, its officers and directors. Under the DGCL, only stockholders can bring an action alleging a breach of fiduciary duty by the directors of a corporation.

Derivative Action

Under the OBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the OBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that the complainant has given notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court not less than fourteen (14) days before bringing the application, or otherwise as ordered by the court and (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. Under the OBCA, the court in a derivative action may make any order it thinks fit including, without limitation, (i) an order authorizing the complainant or any other person to control the conduct of the action,(ii) an order giving directions for the conduct of the action, (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary, and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees and any other costs reasonably incurred by the complainant in connection with the action.

Under the DGCL, derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DGCL provides that a stockholder must aver in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains or that such stockholder's stock thereafter devolved upon such stockholders by operation of law. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile. The DGCL does not require a bond or security by a plaintiff in a derivative action.

Director Qualifications

At least 25% of the directors of a corporation governed by the OBCA must be resident Canadians, unless the corporation has fewer than four directors (in which case at least one director must be a resident Canadian).

The OBCA also requires that an offering corporation, not have fewer than three directors, at least one-third of whom are not officers or employees of the corporation or its affiliates.

Delaware law does not have comparable requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws.

Fiduciary Duties of Directors

Directors of corporations governed by the OBCA have fiduciary obligations to the corporation. Under the OBCA, directors of an OBCA corporation must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the directors reasonably believe to be in the best interests of the stockholders.

The DGCL also provides that the charter of the corporation may include a provision which limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, breach of the duty of loyalty, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit. SusGlobal Energy Delaware's certificate of incorporation eliminates the liability of the directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by Delaware laws, as that law exists currently and as it may be amended in the future.

The OBCA does not permit any such limitation of a director's liability.

Interested Director Transactions

Under the OBCA, a director who has a conflict of interest is required to disclose the conflict of interest in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. Subject to certain exceptions, a director who has a conflict of interest shall not attend any part of a meeting of directors during which the relevant contract or transaction giving rise to the conflict of interest is discussed and shall not vote on any resolution to approve the contract or transaction. Provided that an interested director has complied with the OBCA's disclosure requirements with respect to a conflict of interest and that the contract or transaction was reasonable and fair to the corporation at the time of its approval, the contract or transaction is not void or voidable.

Under the DGCL, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable simply because of such interest, provided that certain conditions are met, such as obtaining required disinterested board approval, fulfilling the requirements of good faith and full disclosure, or proving the fairness of the transaction.

Loans to Officers and Employees

Under the DGCL, a Delaware corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

Removal of Directors

Under the OBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at an annual or special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

If all of the directors have resigned or have been removed without replacement, a person who manages or supervises the management of the business and affairs of the corporation is deemed to be a director, unless the person who manages the business or affairs of the corporation is (a) an officer under the direction or control of a shareholder or other person, (b) a lawyer, notary accountant or other professional who participates in the management of the corporation solely for providing professional services or (c) a trustee in bankruptcy, receiver, receiver manager or secured creditor who participates in the management of the corporation or exercises control over its property solely for the purpose of the realization of security or the administration of the bankrupt's estate, in the case of a trustee in bankruptcy.

Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of at least a majority of the outstanding shares entitled to vote at an election of directors. The certificate of incorporation and bylaws of SusGlobal Energy Delaware do not provide for cumulative voting or a classified board.

Filling Vacancies on the Board of Directors

Under the OBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or maximum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director so appointed holds office for the unexpired term of his or her predecessor unless his or her office is vacated earlier. The directors are not entitled to appoint directors between meetings of shareholders if, after such an appointment, the total number of directors would be more than one and one-third the number of directors required to have been elected at the last annual meeting of the corporation's shareholders.

Under the DGCL, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum.

Indemnification of Officers and Directors

Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer, or another person acting in similar capacity, of another entity (each an "Indemnifiable Person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation, if: (a) he or she acted honestly and in good faith with a view to the best interests of the corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. A corporation may indemnify an Indemnifiable Person or advance monies in respect of a proceeding in which the Indemnifiable Person is involved because of the Indemnifiable Person's association with the corporation or other entity if the individual fulfils the requirements under (a) and (b), above. An Indemnifiable Person is entitled to indemnity from the corporation if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set out in (a) and (b), above.

The DGCL generally permits the indemnification of expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in the defense or settlement of a direct, derivative, or third party action, provided there is a determination by a majority vote of a disinterested quorum of the directors or a committee of the board, by independent legal counsel, or by the stockholders, that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any action by the corporation, including any derivative action, in which the person was adjudged liable. The Certificate of Incorporation of SusGlobal Energy Delaware requires it to indemnify its officers and directors and former officers and directors to the fullest extent permitted by Delaware law and as the same may be amended from time to time. Irrespective of the contents of the Company's charter documents, Delaware law requires indemnification of reasonable defense expenses incurred by a director or officer, in any such proceeding, to the extent the director or officer was successful in the defense of the proceeding.

In a derivative action under the DGCL, or an action by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation. However, in such a case, no indemnification shall be made if the person is adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

The DGCL allows the corporation to advance expenses before the resolution of an action, if the person agrees to repay any such amount advanced if they are later determined not to be entitled to indemnification. In addition, Delaware law authorizes a corporation to purchase insurance for the benefit of its officers and directors whether or not the corporation would have the power to indemnify against the liability covered by the policy but subject to limits imposed by insurance law.

Access to Corporate Records

The OBCA provides that shareholders and creditors of a corporation, their agents and legal representatives and the Director under the OBCA may examine certain of the corporation's records during usual business hours and take extracts therefrom free of charge, and, if the corporation is an offering corporation, any other person may do so for a reasonable fee. In addition, any person is entitled to obtain the list of registered shareholders of a "offering corporation" upon compliance with certain requirements.

Under the DGCL, any stockholder of a corporation, their agents or legal representatives may make a written demand to examine the records of that corporation. Such a demand to examine the corporation's records must have a proper purpose, be sworn under oath, and directed to that corporation at its principal place of business or its registered office in Delaware. A proper purpose is one that is reasonably related to that stockholder's interest in the corporation as a stockholder.

Dividends and Repurchases of Shares

Under the OBCA, and subject to a corporation's articles, the board of directors may declare dividends, and a corporation may pay a dividend by issuing fully paid shares of the corporation or options or rights to acquire fully paid shares of the corporation and a corporation may pay a dividend in money or property. The board of directors, however, shall not declare and the corporation shall not pay a dividend if there are reasonable grounds for believing that: (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation's assets would thereby be less than the aggregate of (i) its liabilities, and (ii) its stated capital of all classes. In the case of payment by a corporation to purchase or redeem shares, under the OBCA, and subject to a corporation's articles , a corporation may not redeem redeemable shares at a price above the redemption price specified in the articles, and the corporation may not make any payment is respect of the purchase or redemption of shares if there are reasonable grounds for believing that (a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) after the payment, the realizable value of the corporation's assets would be less than the aggregate of (i) its liabilities and (ii) the amount that would be required to pay the holders of shares that have a right to be paid, on a redemption or in a liquidation, ratably with or before the holders of the shares to be purchased or redeemed, to the extent that the amount has not been included in its liabilities.

The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Dissolution

Under the OBCA, the liquidation or dissolution of a corporation requires the approval of, subject to any applicable court order, two-thirds of the votes cast at a meeting of shareholders and of two-thirds of the votes cast by holders of shares of each class or series entitled to vote separately thereon.

Under the DGCL, dissolution may be authorized by unanimous approval of all the stockholders entitled to vote thereon, without action of the directors, or by the board of directors followed by approval by a simple majority of the outstanding shares of the corporation's stock entitled to vote.

No Vote or Dissenters' Rights of Appraisal in the Domestication

Under the OBCA, a continuance becomes authorized once (a) shareholders voting on the application for continuance have approved it by special resolution and (b) the Director under the OBCA has endorsed an authorization on the application for continuance. On September 17, 2015 the board of directors of SusGlobal Energy Canada approved the Domestication and on September 17, 2015 the shareholders of SusGlobal Energy Canada by special resolution approved the Domestication and authorized SusGlobal Energy Canada to submit an application for continuance. We are not asking you for a proxy and you are requested not to send us a proxy. No shareholder vote or action is required to effect the Domestication.

Material U.S. Federal Income Tax Consequences of the Merger and the Domestication

The following discussion sets forth the material United States federal income tax consequences of the Domestication to SusGlobal Energy Canada, and the U.S. Holders and Non-U.S. Holders (each as defined below) of its common shares, as well as the expected material United States federal income consequences of the ownership and disposition of the shares of common stock of SusGlobal Energy Delaware by Non-U.S. Holders. This discussion does not address U.S. federal tax laws other than those pertaining to U.S. federal income taxation (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to particular holder in light of their personal investment circumstances or status, nor does it address tax considerations applicable to special classes of holders, such as:

- ~~dealers in securities;~~

- ~~traders in securities that elect to use a mark-to-market method of accounting for securities holdings;~~

- ~~tax-exempt organizations;~~

- ~~life insurance companies, real estate investment trusts or regulated investment companies;~~

- ~~persons liable for alternative minimum tax;~~

- ~~U.S. expatriates;~~

- ~~persons that actually or constructively own 10% or more of SusGlobal Energy Canada voting shares (except as specifically provided below);~~

- ~~partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of a partnership or other pass-through entity;~~

- ~~persons that hold SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock as part of a straddle or a hedging or conversion transaction;~~

- ~~U.S. holders whose functional currency is not the U.S. dollar;~~

- ~~persons that received SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock as compensation for services;~~

- ~~controlled foreign corporations; or~~

- ~~passive foreign investment companies.~~

... dealers in securities;

... traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

... tax-exempt organizations;

... life insurance companies, real estate investment trusts or regulated investment companies;

- persons liable for alternative minimum tax;

- U.S. expatriates;

- persons that actually or constructively own 10% or more of SusGlobal Energy Canada voting shares (except as specifically provided below);

- partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of a partnership or other pass-through entity;

- persons that hold SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock as part of a straddle or a hedging or conversion transaction;

- U.S. holders whose functional currency is not the U.S. dollar;

- persons that received SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock as compensation for services;

- controlled foreign corporations; or

- passive foreign investment companies.

This summary is based on the assumption that SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock, as applicable, are held as capital assets for U.S. federal income tax purposes (generally, property held for investment). If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock, as applicable, the tax treatment of such partnership and a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed Treasury regulations promulgated under the Code, published rulings by the U.S. Internal Revenue Service ("IRS") and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. We have not and do not intend to seek any rulings from the IRS regarding the Domestication. The Domestication will be effected in part under the applicable provisions of Canadian law which are not identical to analogous provisions of U.S. corporate law. There is no assurance that the IRS will not take positions concerning the tax consequences of the Domestication that are different from those discussed below, or that any such different positions would not be sustained by a court. Subject to the qualifications, assumptions and limitations in the opinion attached as Exhibit 8.1, the statements of law and legal conclusions set forth below represent the opinion of Blais, Halpert, Lieberman & Greene LLC.

As used in this summary, the term "U.S. Holder" means a beneficial owner of SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock, as applicable, that is for U.S. federal income tax purposes a citizen or resident of the United States; a corporation (including any entity that is treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; an estate the income of which is taxable in the United States regardless of its source; or a trust, the administration of which is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. The term "Non-U.S. Holder" means a beneficial owner of SusGlobal Energy Canada common shares or SusGlobal Energy Delaware common stock, as applicable, who is not a U.S. Holder.

THE FOLLOWING SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND POSSIBLE DISPOSITION OF SUSGLOBAL ENERGY DELAWARE COMMON STOCK, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Characterization of the Domestication

Under Section 368(a)(1)(F) of the Code, a reorganization (an "F reorganization") is a "mere change in identity, form, or place of organization of one corporation, however effected." To qualify as an F reorganization, a transaction must satisfy three requirements: (i) it must involve only one operating corporation; (ii) there must be no change in the shareholders of the corporation; and (iii) there must be no change in the assets of the corporation. Based on the Treasury regulations under Section 368 of the Code, the proper time for testing these requirements is immediately before and immediately after the purported F reorganization, without regard to other aspects of a larger transaction that may follow that step. Based upon the foregoing, the requirements for an F reorganization will be satisfied, and the Domestication should constitute an F reorganization. Therefore, U.S. Holders will not recognize taxable gain or loss as a result of the Domestication for U.S. federal income tax purposes, except as explained below under the caption headings "—Effect of Section 367" and "—PFIC Considerations."

If the Domestication qualifies as an F reorganization, then the tax basis of SusGlobal Energy Delaware common stock received by a U.S. Holder in the Domestication will equal the U.S. Holder's tax basis in the SusGlobal Energy Canada common shares surrendered in exchange ~~therefor~~therefore, increased by any amount included in the income of such U.S. Holder as a result of Section 367 or Section 1291(f) of the Code. See the discussion under "—Effect of Section 367" and "—PFIC Considerations" below. The holding period for the SusGlobal Energy Delaware common stock received by a U.S. Holder in the Domestication will include such holder's holding period for the SusGlobal Energy Canada common shares surrendered in exchange ~~therefor.~~ therefore.

Effect of Section 367

Code Section 367 applies to certain non-recognition transactions involving foreign corporations. When it applies, Code Section 367 has the effect of imposing income tax on U.S. persons in connection with transactions that would otherwise be tax free. Code Section 367 would apply to the Domestication under the circumstances discussed below.

U.S. Holders That Own 10% or More of SusGlobal Energy Canada Common Shares

A U.S. Holder who, on the day of the Domestication, beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of SusGlobal Energy Canada stock entitled to vote (a "10% Shareholder") must include in income as a dividend the "all earnings and profits amount" (within the meaning of Treasury Regulations Section 1.367(b) -2(d)) attributable to the SusGlobal Energy Canada stock owned directly by such U.S. Holder. A U.S. Holder's ownership of stock options will be taken into account in determining whether such holder owns 10% or more of the total combined voting power of all classes of stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of SusGlobal Energy Canada stock entitled to vote for U.S. federal income tax purposes.

A U.S. Shareholder's all earnings and profits amount with respect to its SusGlobal Energy Canada common shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulations Section 1.367(b) -2(d)(2)) attributable to the shares (as determined under Treasury Regulations Section 1.367(b) -2(d) (3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations Section 1.367(b) -2(d)(3) provides that the all earnings and profits amount attributable to a shareholder's stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation's earnings and profits generated during the period the shareholder held the block of stock.

Accordingly, under Treasury Regulations Section 1.367(b) -3(b)(3), a U.S. Shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulations Section 1.367(b) -2(d)) with respect to its SusGlobal Energy Canada common shares. Based on its own expectation of its projected earnings and profits through the Domestication, SusGlobal Energy Canada does not expect that its cumulative earnings and profits will be greater than zero through the date of the Domestication. If SusGlobal Energy Canada's cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Shareholder should not be required to include in gross income the all earnings and profits amount with respect to its SusGlobal Energy Canada common shares.

However, it is possible that the amount of SusGlobal Energy Canada's earnings and profits could be greater than expected through the date of the Domestication or could be adjusted as a result of an IRS examination. The determination of SusGlobal Energy Canada's earnings and profits is a complex determination and may be impacted by numerous factors. Therefore, it is possible that one or more of these factors may cause SusGlobal Energy Canada to have positive earnings and profits through the date of the Domestication. As a result, depending upon the period in which such a U.S. Shareholder held its SusGlobal Energy Canada common shares, the U.S. Shareholder could be required to include all its earnings and profits amount in income as a deemed dividend under Treasury Regulations Section 1.367(b) -3(b)(3) as a result of the Domestication.

U.S. Holders That Own Less Than 10% of SusGlobal Energy Canada Common Shares

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) SusGlobal Energy Canada common shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of SusGlobal Energy Canada stock entitled to vote may elect to recognize gain with respect to the receipt of SusGlobal Energy Delaware common stock in the Domestication or, in the alternative, recognize the all earnings and profits amount as described below.

Unless a U.S. Holder makes the all earnings and profits election as described below, such holder generally must recognize gain (but not loss) with respect to the receipt of SusGlobal Energy Delaware common stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the SusGlobal Energy Delaware common stock received over the U.S. Holder's adjusted basis in the SusGlobal Energy Canada common shares surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the holder held the SusGlobal Energy Canada common shares for longer than one year. Long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 20% (excluding any additional tax that may apply under Section 1411 of the Code on a taxpayer's "net investment income").

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its SusGlobal Energy Canada common shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury regulations and generally must include, among other things: (i) a statement that the transaction is a Section 367(b) exchange; (ii) a complete description of the transaction, (iii) a description of any stock, securities or other consideration transferred or received in the transaction, (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes, (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from SusGlobal Energy establishing and substantiating the U.S. Holder's all earnings and profits amount with respect to the U.S. Holder's SusGlobal Energy Canada common shares, and (B) a representation that the U.S. Holder has notified SusGlobal Energy that the U.S. Holder is making the election, and (vi) certain other information required to be furnished with the U.S. Holder's tax return or otherwise furnished pursuant to the Code or the Treasury regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to SusGlobal Energy of the election no later than the date such tax return is filed. In connection with this election, SusGlobal Energy intends to provide each U.S. Holder eligible to make such an election with information regarding SusGlobal Energy Canada's earnings and profits upon request.

SusGlobal Energy Canada does not expect that its cumulative earnings and profits will be greater than zero through the date of the Domestication and, if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b), provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Thus, it is expected that the making of any election to include the all earnings and profits amount in income as a dividend would generally be advantageous to a U.S. Holder who would otherwise recognize gain with respect to its SusGlobal Energy Canada common shares in the Domestication. However, as noted above, if it were determined that SusGlobal Energy Canada had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its SusGlobal Energy Canada common shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

U.S. Holders That Own SusGlobal Energy Canada Common Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, owns (or is considered to own) stock of SusGlobal Energy Canada with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

PFIC Considerations

In addition to the discussion under the heading "—Effects of Section 367" above, the Domestication might be a taxable event to U.S. Holders under the passive foreign investment company ("PFIC") provisions under Section 1297 of the Code, to the extent that Section 1291(f) of the Code applies.

SusGlobal Energy Canada may be deemed to be a PFIC. Generally, a foreign corporation is a PFIC if 75% or more of its gross income for a taxable year is passive income or if, on average for such taxable year, 50% or more of the value of the assets held by the corporation during a taxable year produce or are held to produce passive income. Passive income includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as interest, dividends, rents and royalties received from a related person that are allocable to income of such related person other than passive income. For purposes of these rules, SusGlobal Energy Canada would be considered to own the assets of and recognize the income of any subsidiary corporations as to which it owns 25% or more of the value of their outstanding stock, in proportion to such ownership. If a foreign corporation is classified as a PFIC for any taxable year during which a U.S. person owns stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that person. Based on the composition of its assets (which has largely consisted of cash and cash equivalents), SusGlobal Energy Canada may have qualified as a PFIC for its taxable years ended December 31, 2013 through 2015, and it may qualify as a PFIC for its current taxable year. However, the determination of whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination. Further, Blais, Halpert, Lieberman & Greene LLC expresses no opinion as to whether SusGlobal Energy Canada is or is not a PFIC.

Section 1291(f) of the Code generally requires that, to the extent provided in Treasury regulations, a United States person who disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury regulations have been promulgated under this statute. Proposed Treasury regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations generally would require gain recognition by U.S. Holders exchanging common shares of SusGlobal Energy Canada for common stock of SusGlobal Energy Delaware if SusGlobal Energy Canada were classified as a PFIC at any time during such U.S. Holder's holding period in such common shares and such person had not made either (i) a "mark-to-market" election under Section 1296 of the Code, or (ii) a "qualified electing fund" election under Section 1295 of the Code for the first taxable year in which such U.S. Holder owned common shares of SusGlobal Energy Canada or in which SusGlobal Energy Canada was a PFIC, whichever is later. Any such gain would be allocated ratably over the U.S. Holder's holding period for the SusGlobal Energy Canada common shares surrendered in the Domestication—the amount of gain allocated to the current taxable year would be treated as ordinary income, and the amount of gain allocated to each other year would be subject to the highest tax rate in effect for that year, and an interest charge would be imposed to recover the deemed benefit of the deferred payment of tax. However, it is not possible to predict at this time whether, in what form, and with what effective date, final Treasury regulations under Section 1291(f) of the Code will be adopted.

Consequences to Non-U.S. Holders

The exchange of common shares of SusGlobal Energy Canada for common stock of SusGlobal Energy Delaware by a Non-U.S. Holder will not be a taxable transaction for such holder for United States federal income tax purposes.

Dividends

A distribution of cash or other property (other than certain distributions of SusGlobal Energy stock) in respect of SusGlobal Energy Delaware common stock generally will be treated as a dividend to the extent that the amount of such distribution does not exceed SusGlobal Energy's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of such distribution exceeds SusGlobal Energy's current and accumulated earnings and profits, such distribution generally will be treated first as a return of capital, reducing a Non-U.S. Holder's adjusted tax basis in such holder's SusGlobal Energy Delaware common stock, with any excess treated as capital gain.

Dividends paid by SusGlobal Energy Delaware to Non-U.S. Holders generally would be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, provided that SusGlobal Energy has received proper certification of the application of such income tax treaty (on an applicable IRS Form W-8). A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Pursuant to the income tax treaty between the United States and Canada (the "Treaty"), dividends paid by a U.S. corporation to a Canadian resident where each qualifies for benefits under the Treaty are subject to U.S. federal withholding tax at a maximum rate of 15%. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for claiming benefits under the Treaty and regarding their particular circumstances to claim a tax credit or tax deduction against their Canadian (or other) tax liability for any U.S. federal withholding tax.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if provided in an applicable income tax treaty, dividends that are attributable to a Non-U.S. Holder's permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. Holders. In that case, SusGlobal Energy will not have to withhold United States federal withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally on IRS Form W-8ECI). In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on Disposition

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of stock of SusGlobal Energy Delaware unless any one of the following is true:

(i)   the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met;

(ii)   the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States and, if an applicable income tax treaty requires, attributable to a U.S. permanent establishment maintained by such Non- U.S. Holder; or

(iii)   SusGlobal Energy Canada or SusGlobal Energy Delaware is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder's holding period, whichever period is shorter, and, in the event of common stock that is regularly traded on an established securities market for tax purposes, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding such disposition, more than 5% of such regularly traded common stock.

SusGlobal Energy Canada has not been and is not, and SusGlobal Energy Delaware does not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. However, the determination of whether a corporation is a U.S. real property holding corporation is primarily factual and there can be no assurance whether such facts will not change or whether the IRS or a court will agree with our determination.

Information Reporting and Backup Withholding

A Non-U.S. Holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person as described above (generally on an applicable IRS Form W-8) or otherwise establish an exemption in order to avoid backup withholding and information reporting tax requirements with respect to payments of dividends on the stock of SusGlobal Energy Delaware.

The payment of the proceeds of the disposition of stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of SusGlobal Energy Delaware stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

SusGlobal Energy Selected Financial Information

The selected historical data for the years ended December 31, ~~2015~~2016 and ~~2014~~2015 have been derived from the audited consolidated financial statements of SusGlobal Energy which are included elsewhere in this prospectus. ~~The historical data for the three and nine-month periods ended September 30, 2016 and 2015 have been derived from the unaudited interim condensed consolidated financial statements which are included elsewhere in this prospectus.~~ The selected financial information should be read in conjunction with the financial statements and supplementary data and "SusGlobal Energy's Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

Statement of Operations Data:

			Year ended					~~Nine months ended~~		
			December 31,					~~September 30,~~		
	~~2015~~	~~2014~~		2016				2015		
								~~(unaudited)~~		
Revenue	$		-15,721	$		-	$	~~7,788~~	$	~~—~~
Operating expenses	$		567,250	$		1,279,054	$	~~60,677~~	$	~~345,118~~ $ ~~1,154,523~~
Net loss	$		551,529	$		1,279,054	$	~~60,677~~	$	~~337,330~~ $ ~~1,154,523~~
Other comprehensive loss ~~(income)~~	$		33,207	$		1,169	$	~~(15,518)~~	$	~~24,521~~ $ ~~(15,655)~~
Comprehensive Loss	$		584,736	$		1,280,223	$	~~45,159~~	$	~~361,851~~ $ ~~1,138,868~~
Basic and diluted loss per share	$		0.~~04~~02	$	~~0.00~~ $	~~0.01~~ $		0.04		
Weighted average number of common shares			32,849,183			29,303,083	-	~~17,458,320~~	~~32,577,536~~	~~27,004,368~~

36

Balance Sheet Data:

			As at December 31,			As at September 30,	
	2015	2014	2016		2015		
					(Unaudited)		
Cash and cash equivalents	$		1,774	$ 39,213	$	—	
Term deposit	$		148,960	-	$	152,480	
Total assets	$		198,081	$ 26,758	$ 61,209	$	206,643
Total liabilities	$		683,234	$ 285,491	$ 87,346	$	647,960
Shareholders' deficiency	$		485,153	$ 258,733	$ 26,137	$	441,317

33

SusGlobal Energy Management's Discussion and Analysis of Financial Condition and Results of Operations

General

This Management's Discussion and Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in the financial condition and results of operations as at and for the ~~twelve months~~years ended December 31, ~~2015~~2016 and ~~2014~~2015. The MD&A should be read in conjunction with the Audited Consolidated Financial Statements and Notes thereto of SusGlobal Energy Corp. (the "Company" or "SusGlobal") as at and for the years ended December 31, ~~2015~~2016 and ~~2014~~2015. The ~~unaudited interim condensed consolidated financial statements~~Audited Consolidated Financial Statements for the ~~three and nine-month periods~~years ended ~~September 30~~December 31, 2016 and 2015~~,~~ have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The Company does not file current or periodic reports with the Securities and Exchange Commission.

Unless otherwise noted, all amounts are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included.

Nature of Business

The Company is a renewable energy company focused on acquiring, developing and monetizing a portfolio of proprietary technologies in the waste to energy application globally. It is management's objective to grow SusGlobal Energy into a significant sustainable waste to energy provider.

Highlights

~~On October 21, 2016, the Company hired the services of a contractor to assume the role of Vice President of Corporate Development, effective November 1, 2016, for a period of fourteen months, at the rate of $3,050 ($4,000 CAD) per month, plus applicable taxes. In addition, the contractor was offered up to 115,000 common shares of the Company, at a price of $0.10 per common share, exercisable within 180 days of the effective date of the contract.~~

~~On October 16, 2016, the Company informed the Director of Operations at~~ **The Biodigester and Electricity Generating Facility (the "BioGrid")**

On March 21, 2017, the Company and the Municipalities have agreed to schedule a meeting to discuss a settlement agreement.

On March 1, 2017, the Company delivered to the Township of Georgian Bluffs~~, that it was invoking the Force Majeure provision under section 17 of the expansion and operation agreement with the BioGrid, as a result of a catastrophic failure of the BioGrid's gas engine. The parties began the process of resolving this issue under the Disputes and Resolutions provision under section 19 of the expansion~~ and ~~operation agreement.~~

~~On October 26, 2016, the Company was informed by the legal representative of the Townships of Georgian Bluffs and~~ the Township of Chatsworth (the "Municipalities~~");~~") a Notice of Dispute under Section 19(1) of the Agreement. This section of the Agreement provides for the situation in which a party to the Agreement considers that a dispute has arisen under or in connection with the Agreement that the ~~Municipalities recognized the Force Majeure Event for the equipment failure of the BioGrid's gas engine.~~parties cannot resolve. The ~~Municipalities informed the Company that they expected the Company to take all commercially reasonable steps to obtain the necessary parts and have them installed as quickly as possible.~~nature and particulars of such dispute is as follows:

~~On October 28, 2016 at a scheduled meeting with the~~ 37

... The Municipalities~~, the Company advised~~ were not entitled to draw down the amount drawn as set forth in correspondence from the Company's counsel to the Municipalities ~~as to the concerns~~counsel;

... The amount drawn and allegedly owing by the Company to the Operator totaling $36,702 ($49,278 CAD), which has been included in the accounts payable of the Company~~ had with protecting the assets at the BioGrid and~~, is an amount in dispute between the ~~potential damage which may be caused should the equipment failure not be rectified prior to temperatures reaching low levels~~Company and ~~as a result impact~~the Operator;

... The amount drawn for payment to the ~~biodigester~~Municipalities counsel in the amount of $11,744 ($15,767 CAD), which has been included in the accrued liabilities of the Company, was not permitted under the Agreement;

... An outstanding invoice relating to a service provided by a haulage company related to residue in the amount of $23,793 ($31,946 CAD), which has been included in the accounts payable of the Company, that was substantially from the operation ~~negatively exposing the biodigester to irreparable further damage~~of the BioGrid prior to August 13, 2016, the date the Company assumed the operations, is entirely and completely for the account of and the responsibility of the Municipalities, pursuant to section 9(6) of the Agreement, and,

... ~~On November 2, 2016~~The Company also disputes that the Municipalities were entitled to draw down the entire amount of the letter of credit on the basis that the Agreement had been legally terminated by the Municipalities.

Section 19(1) of the Agreement requires that all parties participate in the dispute resolution process, the first step of which is a requirement for senior representatives of the parties to the Agreement to meet within twenty business days in an attempt to resolve the disputes with each senior representative prepared to propose a solution to the dispute. The Company has offered such a meeting with a reasonable notice period of three to four business days.

On February 6, 2017, the Municipalities were made aware of the Company's new Corporate Line of Credit ("Line of Credit") with PACE Savings & Credit Union Limited ("PACE"), noted below. Negotiations are continuing to restore the agreement. As noted below, the Company was informed that the Agreement was terminated effective November 4, 2016 and since, the Company has made every effort to resolve the differences. In addition, the funds advanced on the Line of Credit from PACE are currently unavailable to use until the matter with the Municipalities related to BioGrid Project is resolved.

On December 15, 2016, the Company was informed by the legal representative of the Municipalities, that the ~~Company had breached the biodigester expansion and operation agreement. The Municipalities indicated that they were willing~~Municipalities have no interest to continue ~~with the agreement and would waive their right of termination subject to the Company agreeing and fulfilling certain conditions between the dates of November 2, 2016 and December 15, 2016~~to discuss a solution with the Company.

On November 4, 2016, the Company was informed by the Municipalities, that they have rejected the Company's claim for Force Majeure and have served the Company with Notice of Immediate Termination. The Company continued to use commercially reasonable efforts to rectify the cause of the Force Majeure Event while the claim for Force Majeure was in effect and to attempt to resolve this issue with the Municipalities under the Disputes and Resolutions provision in section 19 of the biodigester operation and expansion agreement.

On ~~December 15~~November 2, 2016, the Company was informed by the legal representative of the Municipalities, that the ~~Municipalities have no interest to continue to discuss a solution with the Company~~Company had breached the biodigester expansion and operation agreement. The Municipalities indicated that they were willing to continue with the agreement and would waive their right of termination subject to the Company agreeing and fulfilling certain conditions between the dates of November 2, 2016 and December 15, 2016.

~~On February 6, 2017, the Municipalities were made aware of the Company's new Corporate Line of Credit ("Line of Credit") with PACE Savings & Credit Union ("PACE"). Negotiations are continuing to restore the agreement.~~

~~On August 19, 2016, Travellers International Inc. ("Travellers"), an Ontario company controlled by the president and director of the Company, provided a further loan in the amount of $160,104 ($210,000 CAD) which was required to initiate a letter of credit in the amount of $152,480 ($200,000 CAD), in favour of the Township of Georgian Bluffs and the Township of Chatsworth. The letter of credit was a requirement of the BioGrid agreement noted below. Fees for the letter of credit included $7,624 ($10,000 CAD) incurred and charged by Travellers and $2,287 ($3,000 CAD) charged by the Company's chartered bank. There is no written agreement evidencing this loan.~~

~~On July 16, 2016, the Company and Phoenix Capital Partners Inc. ("Phoenix Capital"), finalized a financing commitment of up to $7,000,000, on a best efforts basis, through the issuance of up to 140 senior convertible debentures (the "Debentures"), with an annual interest rate of 9%, commencing thirty days after the funds are advanced, payable monthly, due five years from the issuance date, with a 6% financing fee to the selling agent (the "Agent Fee") and 2% to Phoenix Capital in cash and 6% to Phoenix Capital of the gross amount payable in common stock of the Company (valued at $5 per common share and restricted for twelve months from the date of issue) (the "Facilitation Fee"), based on the receipt of funding for the BioGrid financing. The financing is secured by a first ranking registered security registration against the Company and all of its assets including all ownership positions in its subsidiaries. The proceeds were to be used to fund the equipment and upgrades for the BioGrid. The debenture holders would have the option to convert after issuance, upon thirty days' notice, into common stock of the Company at a mutually agreed conversion price of $5 per share. There are also forced conversion features providing for conversion into common stock of the Company, should the Company's trading price of the common stock remain at $10 or higher for twenty consecutive trading days, at a price of $5 per common stock. Further, there is a redemption option for the Company to redeem the shares, at the earliest, one year after issuance and upon thirty days' notice (the "Redemption Notice"), for all or part of the issued Debentures, with a ninety day interest penalty calculated on the amount being redeemed on an annualized basis. Upon receipt of the Redemption Notice, the debenture holders would have the option to exercise their conversion option at the applicable conversion price no later than ten days prior to the redemption date.~~

~~The financing also includes certain general conditions, closing conditions, documentation and ongoing reporting requirements. And, the Company is also responsible for additional closing costs, including legal expenses, up to a maximum of $19,060 ($25,000 CAD), of which $11,361 ($15,000 CAD) was invoiced and paid.~~

~~The scheduled advances for the first four tranches, consisting of a minimum of $1,000,000 on or before August 10, 2016, $2,000,000 on September 28, 2016, $2,000,000 on October 28, 2016 and $2,000,000 on November 28, 2016, were not advanced to the Company and as such, the Company sought to renegotiate new funding dates for these and subsequent advances.~~

~~The Company was unsuccessful in re-negotiating new funding dates with Phoenix Capital before the agreement with Phoenix Capital expired, on December 31, 2016. As a result, the Company pursued other sources of financing to meet its capital costs for the BioGrid project and for general corporate services.~~

On October 28, 2016 at a scheduled meeting with the Municipalities, the Company advised the Municipalities as to the concerns the Company had with protecting the assets at the BioGrid and the potential damage which may be caused should the equipment failure not be rectified prior to temperatures reaching low levels and as a result impact the biodigester operation negatively exposing the biodigester to irreparable further damage.

On October 26, 2016, the Company was informed by the legal representative of the Townships of Georgian Bluffs and Chatsworth (the "Municipalities"), that the Municipalities recognized the Force Majeure Event for the equipment failure of the BioGrid's gas engine. The Municipalities informed the Company that they expected the Company to take all commercially reasonable steps to obtain the necessary parts and have them installed as quickly as possible.

On October 16, 2016, the Company informed the Director of Operations at the Township of Georgian Bluffs, that it was invoking the Force Majeure provision under section 17 of the expansion and operation agreement with the BioGrid, as a result of a catastrophic failure of the BioGrid's gas engine. The parties began the process of resolving this issue under the Disputes and Resolutions provision under section 19 of the expansion and operation agreement.

On June 2, 2016, the Company announced that its wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., signed an expansion and operation agreement (the "Agreement") for the BioGrid, with the Municipalities Joint BioGrid Project, located near Owen Sound, Ontario, Canada. Effective June 1, 2016, SusGlobal Energy Canada I Ltd., entered into a twenty-five year Agreement to construct, maintain and operate the BioGrid which is automatically renewable for two additional five year periods, unless either party provides written notice of termination. SusGlobal Energy Canada I Ltd. had until August 12, 2016 to finalize the necessary financing commitment of $5,586,000 ($7,500,000 CAD). On August 13, 2016, the Company's wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., took over operation of the BioGrid.

Approximately three weeks after assuming the operations of the BioGrid, the facility encountered a catastrophic gas engine failure. The repair of the engine took approximately two months. During this period, the Company invoked the Force Majeure provision under section 17 of the Agreement. On November 4, 2016, the Company was informed by the Municipalities, that they rejected the Force Majeure and served the Company with Notice of Immediate Termination.

The project will also reduce greenhouse gas emissions from the production of renewable electricity and heat as well as reducing methane emissions by diverting organics from landfills, allowing SusGlobal Energy Canada I Ltd. to monetize the emission reductions under Ontario's Cap and Trade program. Landfills in the area do not collect the methane-containing gas produced by the landfilling operations; only vent it to prevent fires and explosions at the landfills. SusGlobal Energy Canada I Ltd. also expects to produce a Class AA Organic Fertilizer that can be added to composting facilities or incorporated directly into fertilizer compounds from the digestate.

Financing Agreement with PACE

On February 6, 2017, the Company announced that it has entered into an agreement for a Line of Credit of $4,~~193,200~~096,400 ($5,500,000 CAD) with PACE. The Line of Credit facility will be advanced in tranches to allow for the funding of engineering, permitting, construction costs and equipment purchases for the BioGrid Project located near Owen Sound, Ontario, Canada. This will be the first wastewater treating plant in Ontario to achieve a "net zero" status for sustainable waste treating. The site will produce all the electricity needed for its operations, export 100 kW power under a Feed-In Tariff Contract ("FIT Contract") and will supply biogas or power to nearby industrial and commercial sites. The project will also reduce greenhouse gas emissions from the production of renewable electricity and heat as well as reducing methane emissions by diverting organics from landfilling, allowing the Company to monetize the emission reductions under Ontario's Cap and Trade Program. The Company also expects to produce a Class AA Organic Fertilizer that can be added to composting facilities or incorporated directly into fertilizer compounds from the digestate. The line of credit was obtained to fund the BioGrid Project, that effective, November 4, 2016 was terminated by the Municipalities. The Company and the Municipalities have agreed to schedule a meeting to discuss a settlement agreement. The funds advanced on the line of credit from PACE are currently unavailable to use until the matter with the Municipalities related to the BioGrid Project is resolved.

The initial advance of $1,~~230,400~~229,280 CAD$1,600,000 was received by the Company on February ~~3~~2, 2017. The Line of Credit bears interest at the PACE base rate +1.25%, currently 8% and is secured by a business loan general security agreement, guaranteed by the Company's wholly-owned subsidiaries and a $1,~~230,400~~229,280 ($1,600,000 CAD) personal guarantee from the Company's ~~executive chairman~~Executive Chairman and ~~president~~President and a collateral mortgage on real property comprising of office building leased by the Company. In addition, also pledged as security were the shares of the wholly-owned subsidiaries and a pledge of shares of the Company held by the ~~chief executive officer's~~Chief Executive Officer's company, the chief financial officer and held by a director's company, including a limited recourse guarantee by each. The pledge of shares and the collateral mortgage will remain in place so long as the credit facility is not in default or demanded and shall be released on the date on which the credit facility is paid in full.

During the construction period, the credit facility will be subject to monthly interest payments only. Once the expanded facility is fully operational, the line will be converted to a term facility and subject to blended monthly payments of principal and interest sufficient to repay the term loan within the specified amortization. The loan is fully open for prepayment at any time without notice or bonus.

A commitment fee of $83,900 ($110,000CAD) was paid to PACE on closing. In addition and as continuing security for the financing, the Company provided PACE with a pledge of shares, to remain, so long as the credit facility is not in default or demanded and shall be released on the date on which the credit facility is paid in full.

In addition, the agents who assisted in establishing the Line of Credit with PACE, received common shares of the Company, totaling 1,620,000 determined to be valued at $469,800 and cash of $300,000 for their services, on closing.

The Company currently had a financing engagement agreement with Phoenix Capital, amended on July 20, 2016 and expiring December 31, 2016. Phoenix Capital had agreed to provide corporate finance advisory and facilitation services to assist the Company in structuring, negotiating and facilitating a financing arrangement of up to $11,436,000 ($15,000,000 CAD). The fees for these services totaled $45,744 ($60,000 CAD), of which $23,814 ($30,000 CAD) have been paid and included under professional fees on the interim condensed consolidated statements of operations and comprehensive loss. The balance, $21,930 ($30,000 CAD), was to be paid out of the proceeds of the financing for the BioGrid, noted above. In addition Phoenix Capital received $11,361 ($15,000 CAD) to complete a due diligence report on SusGlobal Energy Canada I Ltd. and its BioGrid Project. The financing agreement with Phoenix Capital expired on December 31, 2016, before the parties could agree on new funding dates and amounts.

The first of such financing with Phoenix Capital was finalized on July 16, 2016, but expired before any new funding amounts and dates could be finalized, as noted above.


As noted above, on**Other**


On December 7, 2016, the Company was awarded funding for the Advanced Water Technologies Program ("AWT"), a program for business led collaborations in the water sector. AWT is administered by the Southern Ontario Water Consortium to assist small and medium sized businesses in the Province of Ontario, Canada, leverage world-class research facilities and academic expertise to develop and demonstrate water technologies for successful introduction to the market. And, is designed to enhance the Ontario water cluster and continue to build Ontario's reputation for water excellence around the world. The Company's academic partner is the Centre for Alternative Wastewater Treatment at Fleming College in Lindsay, Ontario Canada. The program budget is for $595,840 ($800,000 CAD), of which the Company contributes 50% in cash and in-kind contributions and CAWT contributes 50%.

On February 613, 2017, the Company announced the agreement for the $4,193,200 ($5,500,000 CAD) Line of Credit with PACE.

Effective June 1, 2016 (the "effective date"), SusGlobal Energy Canada I Ltd. entered into a twenty-five (25) year agreement to construct, maintain and operate the biodigester and electricity generating facility (the "BioGrid"), with the Township of Georgian Bluffs and the Township of Chatsworth Joint BioGrid Project, located near Owen Sound, Ontario, Canada on the approximately ten (10) hectare site, which is automatically renewable for additional periods of five (5) years each, unless either party provides a written notice of termination. Once SusGlobal Energy Canada I Ltd. has completed the expansion and integration of the processing equipment into the existing facilities, the site will produce more energy than is needed for treating septage and organic wastes. The agreement may be immediately terminated by the municipalities as specified in the Agreement, including if SusGlobal Energy Canada I Ltd. is unable to secure a funding commitment of $5,718,000 ($7,500,000 CAD) with a least $762,400 ($1,000,000 CAD) being advanced to SusGlobal Energy Canada I Ltd., within 50 business days of the effective date or if SusGlobal Energy Canada I Ltd., fails to secure a supply of Source Separated Organics ("SSO") of 15,000 tonnes per annum in the aggregate, prior to the first anniversary of the start date, for a minimum of fifteen (15) years. This will be the first wastewater treating plant in Ontario to achieve a "net zero" status for sustainable waste treating. The site will produce all the electricity needed for its operations, export 100kW power under a Feed-In Tariff Contract ("FIT Contract") and will supply biogas or power to nearby industrial and commercial sites. SusGlobal Energy Canada I Ltd. took over operation of the BioGrid on August 13, 2016.

The project will also reduce greenhouse gas emissions from the production of renewable electricity and heat as well as reducing methane emissions by diverting organics from landfills, allowing SusGlobal Energy Canada I Ltd. to monetize the emission reductions under Ontario's Cap and Trade program. Landfills in the area do not collect the methane-containing gas produced by the landfilling operations; only vent it to prevent fires and explosions at the landfills. SusGlobal Energy Canada I Ltd. also expects to produce a Class AA Organic Fertilizer that can be added to composting facilities or incorporated directly into fertilizer compounds from the digestate.

Our partners for implementing the project are the BioGrid, Maple Reinders Constructors Ltd., GSS Engineering Consultants Ltd., Aquatech Water Management Services Inc., and Phoenix Capital.

On January 27, 2016, the Company filed a Second Amendment Form S-4 with the United States Securities and Exchange Commission ("SEC").. This registration statement was filed in connection with domestication under Section 388 of the General Corporations Law of the State of Delaware and a continuance under the Business Corporations Act (Ontario), pursuant to which the Company's jurisdiction on incorporation will be changed from Ontario to the State of Delaware.

Effective January 1, 2017, new consulting agreements were finalized for the services of the Executive Chairman and President and for the Chief Executive Officer. The consulting agreements are for a period of three years, commencing January 1, 2017. For each of these two executive officers, the monthly fees will be as follows: $3,724 ($5,000 CAD) for 2017 and $11,172 ($15,000 CAD) for 2018 and 2019. In addition, the Chief Executive Officer will be granted 3,000,000 Restricted Stock Units ("RSU"). The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has also agreed to reimburse each for certain out-of-pocket expenses incurred by each executive officer.

On October 21, 2016, the Company hired the services of a contractor to assume the role of Vice President of Corporate Development, effective November 1, 2016, for a period of fourteen months, at the rate of $3,050 ($4,000 CAD) per month, plus applicable taxes. In addition, the contractor was offered up to 115,000 common shares of the Company, at a price of $0.10 per common share, exercisable within 180 days of the effective date of the contract.

On August 19, 2016, Travellers International Inc. ("Travellers"), an Ontario company controlled by the president and director of the Company, provided a further loan in the amount of $156,408 ($210,000 CAD) which was required to initiate a letter of credit in the amount of $148,960 ($200,000 CAD), in favour of the Municipalities.

The letter of credit was a requirement of the BioGrid agreement noted above. Fees for the letter of credit included $7,624 ($10,000 CAD) incurred and charged by Travellers and $2,287 ($3,000 CAD) charged by the Company's chartered bank. There is no written agreement evidencing this loan or the previous loan with Travellers.

On August 3, 2016, the Company signed an agreement with Grimsby Energy Inc. from Grimsby, Ontario, Canada, to allow hydrolyzed and pasteurized organic wastes to be processed at their Anaerobic Biodigester. The agreement commences November 1, 2016 and can be terminated by either party within three hundred and sixty-five days minimum written notice. Up to the date of this filing, there has been no activity under this agreement.

On May 14, 2015, the Ontario Ministry of Environment and Climate Change announced formal targets to be met to satisfy a commitment necessary to join the Western Climate Initiative (WCI) along with Quebec and California, who are in the WCI with Cap and Trade commitments since 2014. The Ontario targets are very ambitious, with Greenhouse Gas (GHG) emission reductions of 15% by 2020, 37% by 2030 and 80% by 2050, all from a 1990 baseline. Ontario achieved a 6% reduction in GHG emissions from 1990 levels in 2014, mainly by closing all coal-fired power plants. The targets announced will require a focused program to reduce GHG emissions. The Company's activities all contribute to GHG reductions, so will be a key part of Ontario's initiative. The Company has also contacted counterparties in Quebec and California to explore opportunities for relevant projects. SusGlobal is committed to making all its commercial activities carbon neutral. The new Cap and Trade regulations will be effective January 2017.

On May 6, 2015, the Company finalized an agreement with Syngas SDN BHD ("Syngas"), a company incorporated under the laws of Malaysia, providing an exclusive license for the Company to use Syngas Intellectual Property within North America for a period of five years from the date of this agreement, for $1 consideration, renewable every five years upon written request. Syngas produces equipment that uses an innovative process to produce liquid transportation fuel from plastic waste material. The Company issued 20,000 common shares of the Company to an introducing party, determined to be valued at $2,000. The technology license is being amortized on a straight-line basis, over a period of 10 years. There are no other obligations under this agreement.

The Company and Syngas intend to collaborate and cooperate with a view to achieving economic and financial success for their respective businesses. The Company will continue to pursue other similar intellectual property around the world as we combine this and other technologies in innovative configurations to monetize the portfolio of proprietary technologies and processes to deliver value to our customers and shareholders.

34

Management Responsibility for Financial Statements

The information provided in this prospectus, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Overview

The Company was formed by articles of amalgamation on December 3, 2014 (originally incorporated on October 7, 2014), in the ~~province~~Province of Ontario, Canada and its executive office is in Toronto, Ontario, Canada. SusGlobal Energy Corp. ("Old SusGlobal"), a company in the start-up stages, and Commandcredit Corp. ("Commandcredit"), an inactive Canadian public shell company, amalgamated to form SusGlobal Energy Corp. The amalgamation has been accounted for as a capital transaction.

On December 2, 2014, at annual and special meetings of the shareholders of each of Commandcredit and Old SusGlobal, the amalgamation of Old SusGlobal and Commandcredit was approved. The amalgamation involved issuances of shares of the amalgamated company on a one for one basis to the shareholders of the existing companies resulting in the shareholders of Commandcredit owning 96.40% of the amalgamated company and shareholders of Old SusGlobal owing the remaining 3.60% of the amalgamated company.

For accounting purposes, this acquisition resulted in the acquisition of control by Commandcredit of the net assets of SusGlobal, consisting primarily of net financial assets. Since the net assets of SusGlobal did not constitute a business, the transaction represents an asset purchase at fair value in consideration of the issuance of shares by the amalgamated company. The transaction was measured based on the fair value of the net assets acquired, which was considered more clearly evident and, thus, more reliably measured. The carrying value of each of these assets and liabilities comprising the net assets of SusGlobal was deemed to approximate fair value due to their short term nature. All intercompany balances were eliminated on amalgamation.

The balance sheets of the two companies immediately before the amalgamation were as follows:

	~~Commandcredit~~ Command credit		Old SusGlobal
Assets			
Cash	$ -	$	76,481
Harmonized sales taxes receivable	-		4,571
Due from related party	-		129,519
Prepaid expenses and deposit	-		19,576
Total Assets	$ -	$	230,147
Liabilities and Stockholders' (Deficiency) Equity			
Accounts payable	$ 59,231	$	8,661
Accrued liabilities	2,695		1,088
Due to related parties	159,395		-
Total Liabilities	$ 221,321	$	9,749
Capital stock-net of share issue costs	$ 356,676	$	60,450
Subscriptions payable	-		199,944
Deficit	(570,530)		(38,464)
Comprehensive loss	(7,467)		(1,532)
Stockholders' (deficiency) equity	$ (221,321)	$	220,398
Total Liabilities and Stockholders' (Deficiency) Equity	$ -	$	230,147

The net assets of SusGlobal acquired by Commandcredit in the amount of $220,398, was completed through the issuance of 650,000 common shares of the amalgamated company.

The following is a discussion of SusGlobal Energy's financial condition and results of operations for the years ended December 31, ~~2015~~2016 and ~~2014~~2015. This discussion should be read in conjunction with the information contained in our audited and unaudited consolidated financial statements and the notes thereto included in this prospectus.

The Company recorded a net loss from operations of $551,529 for the year ended December 31, 2016 compared to a net loss from operations of $1,279,054 for the year ended December 31, 2015~~ compared to a net loss from operations of $60,677 for the year ended December 31, 2014.~~.

Selected Annual Financial Information

[42](#)

	Dec 31 ~~2015~~ 2016	Dec 31 ~~2014~~ 2015
Revenue	$ ~~-~~ 15,721	$ ~~-~~ -
Net Loss	~~1,279,054~~551,529	~~60,677~~1,279,054
Weighted average number of common shares	~~29,303,083~~32,849,183	~~17,458,320~~29,303,083
Basic and diluted loss per share	0.~~04~~02	0.~~00~~04
~~(Bank~~Cash (bank indebtedness) ~~cash~~	~~(5,740~~1,774 ~~)~~	~~39,213~~ (5,740)
Total assets	~~26,758~~198,081	~~61,209~~26,758
Total liabilities	~~285,491~~683,234	~~87,346~~285,491
Working capital deficiency	~~262,070~~487,703	~~26,137~~262,070

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, ~~2015~~2016 AND ~~2014~~ 2015

~~Net sales were~~ Revenue was $15,721 for the year ended December 31, 2016 compared to $nil for ~~both of~~ the ~~years~~year ended December 31, 2015 ~~and December 31, 2014.~~

. The revenue was generated from the operation of the BioGrid facility.

The net loss for the year ended December 31, ~~2015~~2016 was $~~1,279,054~~551,529, significantly ~~higher~~lower than the net loss of $~~60,677~~1,279,054 in the prior year, primarily due to the absence of any stock-based compensation in the current year, offset by increased activity ~~covering twelve months in 2015 compared to the start-up in the fourth quarter of the prior year.~~, including the operation of the BioGrid facility.

~~Our operating expenses increased by $1,218,377 from $60,677 for the year ended December 31, 2014 to $1,279,054 for the year ended December 31, 2015, as we incurred significant costs relating to stock-based compensation, professional fees, management fees and office and administration. The Company recorded stock-based compensation of $810,000 for the year ended December 31, 2015 (2014-$nil), as a result of common stock issued to founding officers and directors and to a new director. The Company incurred professional fees of $267,874 for the year ended December 31, 2015 (2014-$23,822), as a result of incurring significant legal costs, including in connection with the preparation and filing of Form S-4 with the SEC, which was filed in the first quarter of 2016.~~

Our operating expenses decreased by $711,804 from $1,279,054 for the year ended December 31, 2015 to $567,250 for the year ended December 31, 2016. This was primarily due to the absence of stock-based compensation of $810,000 which occurred in the prior year, offset by the operation of the BioGrid. The Company incurred professional fees of $203,507 for the year ended December 31, 2016, a reduction of $64,367 from the total of $267,874 in the prior year. The higher professional fees incurred in the prior year were primarily due to the legal expenses in connection with the preparation of the Company's Form S-4 with the SEC, which was filed on January 27, 2016. Office and administration expenses increased by $42,987 from $61,087 for the year ended December 31, 2015 to $104,074 for the year ended December 31, 2016, primarily due to increased activity during the year, including the operations at the BioGrid. With assuming operations of the BioGrid effective August 13, 2016, the Company incurred various expenses in the operation of the BioGrid, including major engine repairs of $50,847 and expenses in connection with the operations and maintenance of the facility. The engine at the BioGrid failed approximately three weeks after assuming operation of the BioGrid and was out of service for approximately two months. Along with invoking the Force Majeure provision of its Agreement, the Company began submitting details of expenses incurred as a result of the catastrophic gas engine failure and the resulting loss of business, to its insurer. The Company also incurred expenses relating to the operations and maintenance of the BioGrid, totaling $69,525, including the fees for the onsite operator.

Related Party Transactions

~~**Loan Payable to Related Party**~~

~~On November 20, 2015, Travellers loaned the Company $59,245 ($82,000 CAD), with interest payable monthly at 12% per annum, unsecured and due on demand. There is no written agreement evidencing this loan.~~

During the year, the Company incurred $~~46,998~~45,289 ($60,000 CAD) (~~2014-$14,959; $16,677~~2015-$46,998; $60,000 CAD) in management fees charged by Travellers and $~~46,998~~45,289 ($60,000 CAD) (~~2014-$4,050; $4,677~~2015-$46,998; $60,000 CAD) in management fees charged by Landfill Gas Canada Limited ("LFGC"), an Ontario company controlled by a director and ~~chief executive officer~~Chief Executive Officer of the Company. The balance of the management fees, in the amount of $~~37,598~~36,230 ($48,000 CAD) (~~2014-$3,241; $3,742~~2015-$37,598; $48,000 CAD~~), were~~) was charged by the Company's ~~chief financial officer.~~Chief Financial Officer and $6,037 ($8,000 CAD) (2015-$nil) was charged by the Company's Vice-President of Corporate Development. As at December 31, ~~2015~~2016, unpaid remuneration and unpaid expenses in the amount of $95,396 ($128,083 CAD) (2015-$38,150 ~~($~~; $52,802 CAD) ~~(2014-$1,861; $2,159 CAD)~~ is included in accounts payable and $61,982 ($83,220 CAD) (2015-$18,261 ~~(2014-$4,710; $5,464~~; $25,275 CAD) is included in accrued liabilities.

In addition, the Company incurred a fee of $7,624 ($10,000 CAD) from Travellers, who provided the funds to establish the letter of credit for the BioGrid.

During the year, the Company incurred $31,702 ($42,000 CAD) (2015-$28,199 ~~($~~; $36,000 CAD~~) (2014-$2,430; $2,806CAD~~) in rent paid under a rental agreement to ~~a company,~~ Haute Inc., an Ontario company controlled by a director and president ~~of the Company. Included~~ .

Loans payable in ~~prepaid expenses and deposit, is a rental deposit of $nil (2014-$2,586; $3,000 CAD), in connection with this rental agreement. There are no other material terms of the lease arrangement.~~ the amount of $217,482 ($292,000 CAD) (December 31, 2015-$59,245; $82,000 CAD), owing to Travellers and bearing interest at the rate of 12% per annum are due on demand and unsecured. As at December 31, 2016, $15,043 ($20,197 CAD) (December 31, 2015-$682; $944 CAD), in interest is included in accrued liabilities. One of the loans owing to Travellers, in the amount of $61,074 ($82,000 CAD) was repaid subsequent to the year-end, including accrued interest. There were no written agreements evidencing these loans.

~~During the year, the Company issued 8,100,000 common shares of the Company to certain directors and officers for services provided, determined to be valued at $810,000. These amounts are disclosed as stock-based compensation in the consolidated statements of operations and comprehensive loss.~~

During the year, Silver Dragon Resources Ltd., an Ontario company in which a director and president of the Company is also a director and Chief Executive Officer, provided funds to the Company totaling $53,968 ($71,500 CAD). The loans were non-interest bearing, due on demand and unsecured. The loans were repaid in full on December 5, 2016. There were no written agreements evidencing these loans.

The Company had one year consulting contracts with each of its three officers, which expired on October 31, 2015. The monthly payments for the three officers ~~total~~totaled $10,~~115~~427 ($14,000 CAD). The Company extended the consulting contracts, at the same monthly amounts, on a month to month basis until new consulting contracts are completed. As noted above, effective January 1, 2017, new consulting agreements were signed for the Executive Chairman and President and the Chief Executive Officer, expiring December 31, 2019. For each of these two executive officers, the monthly fees will be as follows: $3,724 ($5,000 CAD) for 2017 and $11,172 ($15,000 CAD) for 2018 and 2019. In addition, the Chief Executive Officer will be granted 3,000,000 Restricted Stock Units ("RSU"). The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has also agreed to reimburse each for certain out-of-pocket expenses incurred by each executive officer.

On November 1, 2014, the Company entered into a one year premises lease agreement with Haute Inc., an Ontario company controlled by a director and president of the Company, expiring October 31, 2015. The monthly minimum payment was $2,~~248 ($3,000 CAD). The Company's last month rental commitment was included in prepaid expenses and deposit on December 31, 2014 included on the consolidated balance sheets.~~234 ($3,000 CAD). The Company's monthly rent continued at the same amount through December 2015. Subsequent to the year-end and effective January 1, 2016, the Company signed a new premises lease agreement with Haute Inc., for a period of one year at a minimum monthly amount of $2,~~529~~607 ($3,500 CAD). Effective January 1, 2017, the Company entered into a new three year premises lease agreement with Haute Inc., at a monthly amount of $~~3,050~~2,979 ($4,000 CAD) for 2017, $ 3,~~812~~724 ($5,000 CAD) for 2018 and $4,~~574~~469 ($6,000 CAD) for 2019. The Company is also responsible for all expenses and outlays in connection with its occupancy of the leased premises, including, but not limited to utilities, realty taxes and maintenance.

~~37~~

EXECUTIVE COMPENSATION

The summary of executive compensation is as follows:

	Year Ended			
	Dec 31 ~~2015~~2016		Dec 31 ~~2014~~2015	
Management fees	$	~~131,594~~132,845	$	~~22,250~~131,594

Liquidity and Capital Resources

As of December 31, ~~2015~~2016, the Company had a cash balance of $~~nil~~1,774 and current debt obligations in the amount of $~~683,234 (December 31, 2015-$~~285,491~~. We do)~~. The Company does not currently have sufficient funds to satisfy ~~our~~the current debt obligations. Should ~~our~~the Company's creditors seek or demand payment, ~~we do~~the Company does not have the resources to pay or satisfy any such claims currently.

To pay ~~our debts~~current debt obligations and to fund any future operations, ~~we require~~The Company requires significant new funds, which ~~we~~the Company may not be able to obtain. In addition to the funds ~~we require~~required to liquidate ~~our $285,491~~the $683,234 in current debt obligations, ~~we estimate~~the Company estimates that ~~we must raise~~approximately $900,000 must be raised to fund capital requirements and general corporate expenses for the next 12 months and $5,~~718~~586,000 ($7,500,000 CAD) in capital costs for ~~our new agreement~~the Agreement with the BioGrid Project.

~~On November 20, 2015, the Company~~ On February 6, 2017, the Company announced that it has entered into an agreement with PACE, for a Line of Credit of $4,096,400 ($5,500,000 CAD). The first tranche was received ~~a loan from Travellers~~on February 2, 2017, in the amount of $~~59,245 ($82~~1,229,280 ($1,600,000 CAD). ~~As of December 31, 2015,~~The funds advanced on the ~~amount owing~~Line of Credit from PACE are currently unavailable to ~~Travellers was $59,245 ($82,000 CAD) (2014-$nil). Subsequent~~use until the matter with the Municipalities related to ~~December 31, 2015 and up to the date of this filing, Travellers provided further funds to the Company in the amount of $160,104 ($210,000 CAD). There is no written agreement evidencing this loan.~~the BioGrid Project is resolved

44

On February 6, 2017, the Company announced that it has entered into an agreement with PACE, for a Line of Credit of $4,096,400 ($5,500,000 CAD). The first tranche was received on February 2, 2017, in the amount of $1,229,280 ($1,600,000 CAD). The Line of Credit facility will be advanced in tranches to allow for the funding of engineering, permitting, construction costs and equipment purchases for the BioGrid Project. The funds advanced on the line of credit from PACE are currently unavailable to use until the matter with the Municipalities related to the BioGrid Project is resolved.

Going Concern

The consolidated financial statements have been prepared in accordance with US GAAP, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

As at December 31, ~~2015~~2016, the Company had a working capital deficit of $487,703 (December 31, 2015-$262,070 ~~(December 31, 2014-$26,137~~), incurred a net loss of $551,529 (2015-$1,279,054 ~~(2014-$60,677~~) for the year and had an accumulated deficit of $2,447,815 (December 31, 2015-$1,896,286 ~~(December 31, 2014-$617,232~~) and expects to incur further losses in the development of its business. These factors and those noted below, cast substantial doubt as to the Company's ability to continue as a going concern, which is dependent upon its ability to obtain the necessary financing to further the development of its business and upon achieving profitable operations. Management believes that the Company will be able to obtain the necessary funding by equity or debt; however, there is no assurance of funding being available or available on acceptable terms. Realization values may be substantially different from carrying values as shown.

~~On July 16, 2016~~ Subsequent to the year-end, the Company finalized a ~~financing commitment of up to $7,~~corporate Line of Credit of $4,096,400 ($5,500,000~~,000 with Phoenix Capital, on a best efforts basis, for its~~ CAD) with PACE. The Line of Credit was obtained to fund the BioGrid Project, ~~but,~~which is a project described in the Agreement between the Company ~~was unsuccessful in re-negotiating new funding amounts and dates~~and the Municipalities. The Municipalities terminated the Agreement on November 4, 2016 and the Company filed a Notice of Dispute with ~~Phoenix Capital before the~~ the Municipalities on March 1, 2017.

The Company and the Municipalities have agreed to schedule a meeting to discuss a settlement agreement. The funds advanced on the Line of Credit from PACE are currently unavailable to use until the matter with ~~Phoenix Capital expired, on December 31, 2016. As a result, the Company pursued other sources of financing to meet its capital costs for~~the Municipalities related to the BioGrid Project ~~and for general corporate services. On February 6, 2017, the Company announced that it has entered into an agreement with PACE, for a Line of Credit of $4,193,200 ($5,500,000CAD).~~is resolved.

~~These~~ The consolidated financial statements do not include any adjustments to reflect the future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company was unable to continue as a going concern.

~~2015~~2016 Share Issuances

At December 31, ~~2015~~2016, the Company had an unlimited number of common shares authorized, without par value, and 34,128,910 (2015-31,547,346 ~~(2014-18,056,676~~) common shares issued and outstanding. On the date of this filing, the Company had 35,~~823,910~~849,086 common shares issued and outstanding.

~~38~~

Stock Options and Warrants

During the year, the Company's Vice-President of Corporate Development was offered 115,000 common shares of the Company at a price of $0.10 per common share, exercisable within 180 days of the effective date of the contract, which began effective November 1, 2016. In addition, effective January 1, 2017, the Company's Chief Executive Officer was granted 3,000,000 RSU's. The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has no other stock options or warrants outstanding as at the date of this filing and as at December 31, ~~2015~~2016 and ~~2014~~2015.

Off-Balance Sheet Arrangements

~~We do not have any~~45

During the years ended December 31, 2016 and 2015 and as of the date of this filing, the Company had no off balance sheet arrangements or contractual obligations that have had or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in our financial statements.

NEW ACCOUNTING POLICIES

During 2015 2016, the Company adopted the following new accounting policies:

Long-lived Assets

Long-lived assets are stated at cost. Equipment awaiting installation on site is not depreciated until it is commissioned. Depreciation is based on the estimated useful life of the asset and depreciated annually as follows:

Category		Rate			Method	
Computer hardware		3 years			Straight-line	

Intangible Asset

Intangible asset, consisting of a technology license, is stated at cost less accumulated amortization and is amortized on a straight-line basis over the useful life, which is 10 years. The Company evaluates the intangible asset for permanent impairment when triggering events are identified.

Impairment of Long-lived Assets

In accordance with ASC 360, "Property, Plant and Equipment", long lived assets to be held and used are to be analyzed or impairment whenever events or changes in e indicate that the related carrying amounts may not be recoverable.

CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of the Company's financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company regularly evaluates estimates and assumptions related to accruals and to the deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that is not readily apparent from other sources. Actual results could differ materially and adversely from these estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become available.

Stock-based compensation

From time to time the Company may grant options and/or warrants to management, directors, employees and consultants. The Company recognizes compensation expense at fair value. Under this method, the fair value of each warrant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to paid in capital. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon exercise of stock options and/or warrants is recorded in equity as share capital.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies and adopted by us as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities- Elimination of Certain Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" or ASU 2014-10, which eliminates the definition of a development stage entity, the development stage presentation and disclosure requirements under ASC 915, "Development Stage Entities", and amends provisions of existing variable interest guidance under ASC 810, "Consolidation".

As a result of the changes, the financial statements of entities which meet the former definition of development stage entity will no longer: (1) present inception-to-date information in the statements of income, cash flows and stockholders' deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. Furthermore, ASU 2014-10 clarifies disclosures about risks and uncertainties under ASC Topic 275, "Risks and Uncertainties" that apply to companies that have not commenced planned principal activities. Financially, variable interest entity rules no longer contain an exception for development stage entities and, as a result, development stage entities will have to be evaluated for consolidation in the same manner as non- development stage entities. These changes are effective for annual reporting periods beginning after December 15, 2014 and interim periods therein for public companies. Early adoption is permitted for any annual reporting period or interim period for which the entity's financial statements have not been issued (public business entities) or made available for issuance (other entities). The Company has elected to early adopt.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements-Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" or ASU 2014-15, amending FASB Accounting Standards Subtopic 205-40 to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.

Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that financial statements are issued. These changes are effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter, and early adoption is permitted. The Company has elected not to early adopt and is currently evaluating the impact of adopting ASU 2014-15, but does not expect there to be any material impact on its financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Cost". The guidance requires an entity to present debt issuance costs in the balance sheet as a direct reduction from the carrying amount of the debt liability, consistent with debt discounts, rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. Debt issuance costs related to revolving credit arrangements, however, will continue to be presented as an asset and amortized ratably over the term of the arrangement. ASU 2015-03 is effective for reporting periods beginning after December 15, 2015 including interim periods within those annual periods. The Company is currently evaluating the impact of adopting ASU 2015-03.

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, "Leases." The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this ASU is expected to result in all operating leases being capitalized in the Company's financial statements. The Company is currently evaluating the impact of adopting ASU 2016-02.

The results presented for the three and nine -month periods ended September 30, 2016 and 2015 are not necessarily indicative of the results that may be expected for any future period.

The unaudited interim condensed consolidated financial statements for the three and nine-month periods ended September 30, 2016 and 2015, have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) interim financial statements do not contain any untrue statement of material fact or omit or state a material act required to be stated or that is necessary to make a financial statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this MD&A, management believes that such controls and procedures rare effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

OVERALL PERFORMANCE

The Company recorded a net loss from operations of $337,330 for the nine month period ended September 30, 2016 compared to a net loss from operations of $1,154,523 for the nine month period ended September 30, 2015.

Selected Financial Information

	Unaudited Nine months ended September 30,	
	2016	2015
	$	$
Revenue	7,788	nil
Net loss	337,330	1,154,523
Weighted average number of common shares	32,577,536	27,004,368
Basic and diluted loss per share	0.01	0.04

	As at	
	Unaudited September 30, 2016	December 31, 2015
	$	$
Bank indebtedness	44,518	5,740
Total assets	206,643	26,758
Total liabilities	647,960	285,491
Working capital deficit	596,505	262,070

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2015

Net sales were $7,788 for the three months ended September 30, 2016 and $nil for the three months ended September 30, 2015. The revenue was from taking over the operations of the BioGrid on August 13, 2016.

The net loss for the three month period ended September 30, 2016 was $135,808 compared to $151,217 for the three month period ended September 30, 2015, a reduction of $15,409. This was primarily due to the revenue generated in the current period and a reduction in total operating expenses overall.

The operating expenses decreased by $7,621 from $151,217 for the three month period ended September 30, 2015 to $143,596 for the three month period ended September 30, 2016. In the three months ended September 30, 2016, the company incurred operations and maintenance expenses for operating the BioGrid of $30,975 and additional office and administration expenses of $9,409 primarily due to expenses incurred relating to interest on the loans payable to related parties of $4,882 and additional bank charges of $9,595 as a result of arranging the financing for the letter of credit, offset by lower professional fees due primarily to lower legal fees relating to services in connection with the Form S-4 filing.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2015

Net sales were $7,788 for the nine months ended September 30, 2016 and $nil for the nine months ended September 30, 2015. The revenue was from taking over the operations of the BioGrid on August 13, 2016.

The net loss for the nine months ended September 30, 2016 was $337,330 compared to $1,154,523 for the nine months ended September 30, 2015, a reduction of $817,193. This was primarily due to the share-based compensation recorded in the nine months ended September 30, 2015 of $800,000 and no share-based compensation recorded in the nine months ended September 30, 2016.

The operating expenses decreased by $809,405 from $1,154,523 for the nine months ended September 30, 2016 to $345,118 for the nine months ended September 30, 2016, primarily, as noted above, the absence of share-based compensation in the current nine months ended September 30, 2016. Professional fees decreased by $45,122 from $183,926 for the nine months ended September 30, 2015 to $138,804 for the nine months ended September 30, 2016, primarily due to lower legal fees relating to services in connection with the Form S-4 filing, offset by higher consulting fees in connection with a contract with an individual for networking, introductory and sales services, an increase of $26,327. Office and administration increased by $10,739 from $64,928 in the nine months ended September 30, 2015 to $75,667 for the three months ended September 30, 2016 primarily due to increased bank and other charges on the letter of credit financing and interest on the loans to related parties.

OUTSTANDING SECURITY DATA

At September 30, 2016, the Company had an unlimited number of common shares authorized, without par value, and 33,446,346 (December 31, 2015-31,547,346) common shares issued and outstanding. On the date of this filing, the Company had 35,823,910 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, the common shares of the Company are widely held.

STOCK OPTIONS AND WARRANTS

The Company has no stock options or warrants outstanding as at the date of this filing and as at September 30, 2016 and December 31, 2015.

RELATED PARTY TRANSACTIONS

Loans Payable to Related Parties

	Unaudited September 30, 2016	December 31, 2015
Silver Dragon Resources Ltd.	$ 45,744	$ —
Travellers International Inc.	222,621	59,245
	$ 268,365	$ 59,245

Loans payable in the amount of $45,744 ($60,000 CAD) (December 31, 2015-$nil), owing Silver Dragon Resources Ltd., an Ontario company in which a director of the Company is also a director and chief executive officer, bear interest at the rate of 12% per annum are due on demand and unsecured. As at September 30, 2016, $813 (December 31, 2015-$nil), in interest is included in accrued liabilities. On December 5, 2016, the loans were repaid in full, on an interest free basis. There is no written agreement evidencing these loans.

Loans payable in the amount of $222,621 ($292,000 CAD) (December 31, 2015-$59,245; $82,000 CAD), owing to Travellers, bear interest at the rate of 12% per annum are due on demand and unsecured. As at September 30, 2016, $8,685 (December 31, 2015-$682), in interest is included in accrued liabilities. There is no written agreement evidencing these loans.

During the nine month period ended September 30, 2016, the Company incurred $34,083 ($45,000 CAD) (September 30, 2015-$35,721, $45,000 CAD) in management fees paid to Travellers International Inc. ("Travellers"), an Ontario company controlled by a director and president of the Company and $34,083 ($45,000 CAD) (September 30, 2015-$35,721; $45,000 CAD) in management fees paid to Landfill Gas Canada Limited ("LFGC"), an Ontario company controlled by a director and chief executive officer of the Company. The balance of the management fees, in the amount of $27,266 ($36,000 CAD) (September 30, 2015-$28,577, $36,000 CAD), were paid to the Company's chief financial officer. As at September 30, 2016, unpaid remuneration and unpaid expenses in the amount of $56,654 ($74,310 CAD) (December 31, 2015-$38,150; $52,802 CAD) is included in accounts payable and $44,982 ($59,000 CAD) (December 31, 2015-$18,261; $25,275 CAD) is included in accrued liabilities.

During the period, the Company incurred $23,858 ($31,500 CAD) (September 30, 2015-$21,433; $27,000 CAD) in rent paid to a company, Haute Inc., controlled by a director and president of the Company. Included in prepaid expenses and deposit, is a rental deposit of $2,668 ($3,500 CAD) (December 31, 2015-$nil). There are no other material terms of the lease arrangement.

The Company had one year consulting contracts with each of its three officers, which expired on October 31, 2015. The monthly payments for the three officers total $10,604 ($14,000 CAD). The Company extended the consulting contracts, at the same monthly amounts, on a month to month basis until new consulting contracts are completed.

Effective January 1, 2017, new consulting agreements were finalized for the services of the executive chairman and president and for the chief executive officer. The consulting agreements are for a period of three years, commencing January 1, 2017. For each of these two executive officers, the monthly fees will be as follows: $3,812 ($5,000 CAD) for 2017 and $11,436 ($15,000 CAD) for 2018 and 2019. In addition, the chief executive officer will be granted 3,000,000 Restricted Stock Units ("RSU"). The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has also agreed to reimburse each for certain out-of-pocket expenses incurred by each executive officer.

On November 1, 2014, the Company entered into a one year premises lease agreement with Haute Inc., an Ontario company controlled by a director and president of the Company, expiring October 31, 2015. The monthly minimum payment was $2,287 ($3,000 CAD). The Company's last month rental commitment was included in prepaid expenses and deposit on December 31, 2014 included on the consolidated balance sheets. The Company's monthly rent continued at the same amount through December 2015. Subsequent to the year-end and effective January 1, 2016, the Company signed a new premises lease agreement with Haute Inc., for a period of one year at a minimum monthly amount of $2,668 ($3,500 CAD). Effective January 1, 2017, the Company entered into a three year premises lease agreement with Haute Inc., at a monthly amount of $3,050 ($4,000 CAD) for 2017, $ 3,812 ($5,000 CAD) for 2018 and $4,574 ($6,000 CAD) for 2019. The Company is also responsible for all expenses and outlays in connection with its occupancy of the leased premises, including, but not limited to utilities, realty taxes and maintenance.

EXECUTIVE COMPENSATION

The summary of executive compensation is as follows:

		Unaudited		
	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Management fees	$ 32,180	$ 32,009	$ 95,432	$ 100,019

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2016, the Company had a cash balance of $nil and current debt obligations in the amount of $647,960 (December 31, 2015-$285,491). We do not currently have sufficient funds to satisfy our current debt obligations. Should our creditors seek or demand payment, we do not have the resources to pay or satisfy any such claims currently.

To pay our debts and to fund any future operations, we require significant new funds, which we may not be able to obtain. In addition to the funds we require to liquidate our $647,960 in current debt obligations, we estimate that we must raise approximately $900,000 to fund capital requirements and general corporate expenses for the next 12 months and $5,767,5000 ($7,500,000 CAD) in capital costs for our new agreement with the BioGrid Project.

On July 16, 2016, the Company finalized a financing commitment with Phoenix Capital of up to $7,000,000 for its BioGrid Project on a best efforts basis, but the Company was unsuccessful in re-negotiating new funding amounts and dates with Phoenix Capital before the agreement with Phoenix Capital expired, on December 31, 2016. As a result, the Company pursued other sources of financing to meet its capital costs for the BioGrid Project and for general corporate services. On February 6, 2017, the Company announced that it has entered into an agreement with PACE, for a Line of Credit of $4,193,200 ($5,500,000 CAD). The first tranche was received on February 3, 2017, in the amount of $1,219,800 ($1,600,000 CAD).

GOING CONCERN

These interim condensed consolidated financial statements have been prepared in accordance with US GAAP, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

As at September 30, 2016, the Company had a working capital deficit of $596,505 (December 31, 2015-$262,070), incurred a net loss of $337,330 for the nine month period ended September 30, 2016 (2015- $1,154,523) and had an accumulated deficit of $2,233,616 (December 31, 2015-$1,896,286) and expects to incur further losses in the development of its business. These factors cast doubt as to the Company's ability to continue as a going concern, which is dependent upon its ability to obtain the necessary financing to further the development of its business and upon achieving profitable operations. Management believes that the Company will be able to obtain the necessary funding by equity or debt; however, there is no assurance of funding being available or available on acceptable terms. Realization values may be substantially different from carrying values as shown.

On July 16, 2016, the Company finalized a financing commitment with Phoenix Capital up to an amount of $7,000,000, on a best efforts basis, for its BioGrid Project, but the Company was unsuccessful in re-negotiating new funding amounts and dates with Phoenix Capital before the agreement with Phoenix Capital expired, on December 31, 2016. As a result, the Company pursued other sources of financing to meet its capital costs for the BioGrid Project and for general corporate services. On February 6, 2017, the Company announced that it has entered into an agreement with PACE, for a Line of Credit of $4,193,200 ($5,500,000 CAD).

These interim condensed consolidated financial statements do not include any adjustments to reflect the future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company was unable to continue as a going concern.

2016 SHARE ISSUANCES

At September 30, 2016, the Company had an unlimited number of common shares authorized, without par value, and 33,446,346 (December 31, 2015-31,547,346) common shares issued and outstanding. On the date of this filing, the Company had 35,818,910 common shares issued and outstanding.

STOCK OPTIONS AND WARRANTS

The Company has no stock options or warrants outstanding as at the date of this filing and as at September 30, 2016 and December 31, 2015.

OFF BALANCE SHEET TRANSACTIONS

During the nine month period ended September 30, 2016, and as of the date of this MD&A, the Company had no off-balance sheet arrangements. The Company has not entered into any specialized financial arrangements to minimize its interest rate and credit risk, liquidity risk and currency risk.

NEW ACCOUNTING POLICIES

During the nine month period ended September 30, 2016, the Company adopted the following new accounting policies:

Trade Receivables

Our Trade receivables, which are recorded when billed; and when services are performed or when cash is advanced, are claims against third parties that will be generally settled in cash.. The carrying value of ourtrade receivables, net of allowance for doubtful accounts, represents the estimated realizable value. We estimate ourThe Company estimates the allowance for doubtful accounts based on historical trends; type of customer, such as commercial or municipal; the age of outstanding receivables; and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful.

Revenue Recognition

Our revenues Revenues are generated from the fees we chargecharged for waste collection and from the sale of electricity. The fees charged for our services are generally defined in our service agreements and vary based on contract-specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. We recognizeThe Company recognizes revenue as services are performed and collection is reasonably assured.

CRITICAL ACCOUNTING POLICIES

A summary of our significant accounting policies are disclosed in note 3 to the audited consolidated financial statements for the years ended December 31, 2015 and 2014.

We have identified below certain accounting policies that we believe are most important for the portrayal of our current financial condition and results of operations.

Use of estimates

The preparation of the Company's financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company regularly evaluates estimates and assumptions related to accruals and to the deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that is not readily apparent from other sources. Areas involving significant estimates and assumptions include: going concern assumptions, deferred income tax assets and related valuation allowance, accruals and fair valuation of shares. Actual results could differ materially and adversely from these estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become available.

Stock-based compensation

From time to time the Company grantsmay grant options and/or warrants to management, directors, employees and consultants. The Company recognizes compensation expense at fair value. Under this method, the fair value of each warrant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to accumulated paid in capital. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options and/or warrants is recorded in equity as share capital.

46

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position, results of operations or cash flows.

In April 2015, the FASB issued Accounting Standards Update ("ASU") No. 2015-03, "Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Cost". The guidance requires an entity to present debt issuance costs in the balance sheet as a direct reduction from the carrying amount of the debt liability, consistent with debt discounts, rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. Debt issuance costs related to revolving credit arrangements, however, will continue to be presented as an asset and amortized ratably over the term of the arrangement. ASU No. 2015-03 is effective for reporting periods beginning after December 15, 2015 including interim periods within those annual periods. The Company is currently evaluating the impact of adopting ASU No. 2015-03.

In February 2016, the FASB issued ASU No. 2016-02, "Leases." The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this ASU is expected to result in all operating leases being capitalized in the Company's financial statements. The Company is currently evaluating the impact of adopting ASU No. 2016-02.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles-Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment". The new standard simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill quantitative impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The standard is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company early adopted ASU No. 2017-04 on January 1, 2017. The Company is currently evaluating the impact of adopting ASU No. 2017-04.

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this MD&A, management believes that such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

FINANCIAL RISKS

Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk, interest rate risk and foreign currency risk.

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors (the "Board"). The Board also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of loss associated with counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and trade receivables. Cash is held with a Canadian chartered bank, from which management believes the risk of loss to be minimal. In the opinion of management, the Company is not exposed to significant credit risks arising from its financial instruments. The Company also controls its exposure related to trade receivables by discontinuing service, to the extent allowable, to non-paying customers. As at ~~September 30~~December 31, 2016, ~~we~~the Company had two customers representing greater than 5% of total ~~accounts~~trade receivable and these two customers represented 99% of trade receivables. The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. These customers accounted for 95% of revenue.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they become due. The Company's liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flow from its financing activities. As at ~~September 30~~December 31, 2016, the Company had ~~bank indebtedness~~cash of $~~44,518~~1,774 (December 31, 2015-bank indebtedness of $5,740~~-~~), and did not have the ability to settle liabilities of $~~647,960~~683,234 (December 31, 2015-$285,491). All of the Company's financial liabilities have contractual maturities of less than thirty days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to preserve and secure its capital as well as liquidity.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Interest rate risk

The Company has a term deposit and interest-bearing debt. The Company's current policy is to invest excess cash in interest bearing accounts at major Canadian chartered banks. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its Canadian chartered bank.

Foreign currency risk

The Company's functional ~~and reporting~~ currency is ~~the United States dollar ("USD"),~~Canadian dollars ("CDN"). The Company raises funds for its operations in both ~~USD and Canadian~~United States dollars ("USD") and CAD~~")~~ and currently ~~incurs operating and administrative~~realizes a portion of its expenses in USD ~~and CAD~~. Consequently, certain assets and liabilities are exposed to foreign currency fluctuations. The Company maintains a USD and a CAD bank account along with a CAD term deposit in a Canadian chartered bank. The Company does not hedge its foreign currency risk, as management does not believe the foreign currency risk derived from currency conversions to be material. As at ~~September 30~~December 31, 2016, $~~445,096~~5,108 (December 31, 2015-$~~224,269~~52,251), of the Company's net monetary liabilities ~~are~~were denominated in ~~CAD.~~ USD.

43

RECENT ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies and adopted by us as of the specified date or possibly early adopted, where permitted. Where it is determined that a new accounting standard or interpretation affects the Company's financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company's financial statements properly reflect the change. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position, results of operations or cash flows.

CAPITAL RISK MANAGEMENT

The Company manages its capital with the following objectives:

(i)   to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

(ii)   to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structures by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposal of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

44

The Company considers its capital to be stockholders' deficiency, which comprises common stock, accumulated deficit and comprehensive loss.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its activities. Selected information is provided to the Board. The Company's capital management objectives, policies and processes have remained unchanged during the ~~nine months~~year ended ~~September 30~~December 31, 2016.

The Company is not subject to any capital requirements ~~impose~~imposed by a lending institution or regulatory body.

Trend

There are significant uncertainties regarding the world financial markets and the availability of equity financing for the purpose of funding potential ongoing projects. The future performance of the Company is tied to the overall financial markets as well as identifying new projects. Apart from the risk noted hereunder, management is not aware of any other trends, commitments, events or uncertainties that would have a material adverse effect on the Company's business, financial condition or results of operations.

No active business operations

The Company is focused on identifying new projects, immediately, in municipalities of Ontario and subsequently, across the Country. The Company cannot offer any assurances that it will ever find another business opportunity that management determines to be worth pursuing. The Company can also offer no assurance that if it identifies a new project and/or completes the acquisition of another business, it will be able to do so on commercially reasonable terms in a manner that is advantageous to its shareholders.

The Company has never engaged in the profitable operation of a business, and there can be no assurance that it will ever be able to do so. There is no guarantee that the Company will develop and sustain a suitable business operation.

Failure to obtain additional financing and going concern uncertainty

To date, the Company has not had positive cash flow from operations. The Company's available cash has been used and will continue to be used to fund negative cash flow. No assurance can be given that the Company will ever generate a positive cash flow from operations.

Currently, the Company has an agreement with PACE for a $4,~~193,200~~096,400 ($5,500,000 CAD) Line of Credit and has received its first tranche of $1,~~219,800~~229,280 ($1,600,000 CAD~~).~~) on February 2, 2017. The funds advanced on the line of credit from PACE are currently unavailable to use until the matter with the Municipalities related to the BioGrid Project is resolved. Further financing will be required to fund its ongoing operations and working capital deficiency. While there is no assurance that these funds can be raised, the Company believes such financing will be available as required. The Company's ability to continue operations is dependent on the Company's ability to secure additional financing~~.~~. Additional financing may not be available when needed or, even, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company has submitted and is in the process of submitting applications to both Provincial and Federal programs offering funds in the form of grants and/or low interest loans, which support the Company's initiatives.

49

The Company was not successful with its recent application for a grant to a Provincial program providing funding for companies demonstrating projects achieving greenhouse gas reductions. The company will continue to monitor the availability of future programs, both Provincially and Federally. Failure to obtain additional financing on a timely basis could have a material adverse effect on the Company's business and financial condition and affect its ability to continue as a going concern.

Management

The success of the Company is largely dependent on the performance of its directors and officers. There is no assurance that the Company can maintain the services of its directors and officers or other qualified personnel required to operate the business. The loss of the services of these persons could have a material adverse effect on the Company and its prospects.

Dividends

The Company has not paid any dividends on its common shares since incorporation and does not anticipate paying any dividends on its common shares in the foreseeable future. The Company has a limited operating history and there can be no assurance of its ability to operate its projects profitably.

Business

Overview

SusGlobal Energy Corp. ("SusGlobal Energy Canada") was formed by articles of amalgamation on December 3, 2014, in the ~~province~~Province of Ontario, Canada and its executive office is in Toronto, Ontario, Canada. SusGlobal Energy Corp. ("Old SusGlobal", a company in the start-up stages and Commandcredit Corp. ("Commandcredit"), an inactive Canadian public shell company that was formed in Ontario, Canada on June 19, 2000 amalgamated to continue business under the name of SusGlobal Energy Corp. We are a renewable energy company focused on acquiring, developing and monetizing a global portfolio of proprietary technologies in the waste to energy application.

With the growing amount of organic wastes being produced by society as a whole, a solution for sustainable global management of these wastes must be achieved. SusGlobal Energy Canada through its proprietary technology and processes is equipped and confident to deliver this objective.

We believe renewable energy is the energy of the future. Sources of this type of energy are more evenly distributed over the earth's surface than finite energy sources, making it an attractive alternative to petroleum based energy. Biomass, one of the renewable resources, is derived from organic material such as forestry, food, plant and animal residuals. SusGlobal Energy Canada can therefore help you turn what many consider waste into precious energy. The portfolio will be comprised of three distinct types of technologies: (a) Process Source Separated Organics ("SSO") in anaerobic digesters to divert from landfills and recover biogas. This biogas can be converted to gaseous fuel for industrial processes, electricity to the grid or cleaned for compressed renewable gas. (b) Increasing the capacity of existing infrastructure (anaerobic digesters) to allow processing of SSO to increase biogas yield. (c) Utilize recycled plastics to produce liquid fuels.

The convertibility of organic material into valuable end products such as biogas, liquid biofuels and compost shows the utility of renewable energy. These products can be converted into electricity, fuels and marketed to agricultural operations that are looking for an increase in crop yields, soil amendment and environmentally-sound practices. This practice also diverts these materials from landfills and reduces greenhouse gas emissions that result from landfilling organic wastes.

We can provide peace of mind that the full lifecycle of organic material is achieved, global benefits are realized and stewardship for total sustainability is upheld.

Our project and services offered can benefit the public and private markets. The following includes some of our work managing organic waste streams: Anaerobic Digestion, Dry Digestion, Biogas production, Wastewater Treatment, In- Vessel Composting, SSO Treatment, Biosolids Heat Treatment and Composting.

We provide a full range of services for handling organic residuals in a period where innovation and sustainability are paramount. From start to finish we offer in-depth knowledge, a wealth of experience and cutting-edge technology for handling organic waste.

The primary focus of the services we provide includes identifying idle or underutilized anaerobic digesters and integrating our technologies with capital investment to optimizing the operation of the existing digesters to reach their full capacity for processing SSO. Our processes not only divert significant organic waste from landfills, but also result in methane avoidance, with significant Greenhouse Gas ("GHG") reductions from waste disposal. The processes also produce renewable energy through the conversion of wastewater biosolids and organic wastes in the same equipment (co-digestion) and valuable end products such as biogas, electricity and organic fertilizer, considered Class AA organic fertilizer.

Currently, our primary customers are municipalities in both rural and urban centers throughout southern and central Ontario, Canada. Much of the research and development that has been carried out has been completed by our Chief Executive Officer through multiple projects carried out on projects prior to the formation of SusGlobal. Where necessary, to be in compliance with Provincial and local environmental laws and regulations, we submit applications to the respective authorities for approval prior to any necessary engineering is carried out. The application for environmental approval, for our current project, the BioGrid, which is an amendment to an already existing environmental permit, has been submitted and we are awaiting final approval.

We currently have a total of five (5) employees, all performing services under consulting or employment contracts, of which three (3) are executive officers.

There are no legal proceedings to which the Company or any of its property is the subject.

Products and Services

On August 3, 2016, the Company signed an agreement with Grimsby Energy Inc. from Grimsby, Ontario, Canada, to allow hydrolyzed and pasteurized organic wastes to be processed at their Anaerobic Biodigester. The agreement commenced November 1, 2016 and can be terminated by either party within three hundred and sixty-five days minimum written notice. Up to the date of this filing, there has been no activity under this agreement.

On August 13, 2016, the Company's wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., took over operation of the biodigester and electricity generating facility (the "BioGrid") located in Owen Sound, Ontario, Canada. The expansion and operation agreement for the BioGrid, a facility owned by the Township of Georgian Bluffs and the Township of Chatsworth, was signed by the company on June 7, 2016 (see below). Approximately three weeks after assuming the operations of the BioGrid, the facility encountered a catastrophic gas engine failure. The repair of the engine took approximately two months. During this period, the Company invoked the Force Majeure provision under section 17 of the Agreement. On November 4, 2016, the Company was informed by the Municipalities, that they rejected the Force Majeure and served the Company with Notice of Immediate Termination. The Company and the Municipalities have agreed to schedule a meeting to discuss a settlement agreement.

On July 16, 2016, the Company and Phoenix Capital Partners Inc. ("Phoenix Capital"), finalized a financing commitment of up to $7,000,000, on a best efforts basis, through the issuance of up to 140 senior convertible debentures (the "Debentures"), with an annual interest rate of 9%, commencing thirty days after the funds are advanced, payable monthly, due five years from the issuance date, with a 6% financing fee to the selling agent (the "Agent Fee") and 2% to Phoenix Capital in cash and 6% to Phoenix Capital of the gross amount payable in common stock of the Company (valued at $5 per common share and restricted for twelve months from the date of issue) (the "Facilitation Fee"), based on the receipt of funding for the BioGrid financing. The financing is secured by a first ranking registered security registration against the Company and all of its assets including all ownership positions in its subsidiaries. The proceeds will be used to fund the equipment and upgrades for the BioGrid. The debenture holders have the option to convert after issuance, upon thirty days' notice, into common stock of the Company at a mutually agreed conversion price of $5 per share. There are also forced conversion features providing for conversion into common stock of the Company, should the Company's trading price of the common stock remain at $10 or higher for twenty consecutive trading days, at a price of $5 per common stock. Further, there is a redemption option for the Company to redeem the shares, at the earliest, one year after issuance and upon thirty days' notice (the "Redemption Notice"), for all or part of the issued Debentures, with a ninety day interest penalty calculated on the amount being redeemed on an annualized basis. Upon receipt of the Redemption Notice, the debenture holders have the option to exercise their conversion option at the applicable conversion price no later than ten days prior to the redemption date.

The financing also included certain general conditions, closing conditions, documentation and ongoing reporting requirements. And, the Company was also responsible for additional closing costs, including legal expenses, up to a maximum of $19,060 ($25,000 CAD), of which $11,361 ($15,000 CAD) was invoiced and paid.

The scheduled advances for the first four tranches, consisting of a minimum of $1,000,000 on or before August 10, 2016, $2,000,000 on September 28, 2016, $2,000,000 on October 28, 2016 and $2,000,000 on November 28, 2016, had not yet been advanced to the Company and as such, the Company and Phoenix Capital were renegotiating new funding dates for these and subsequent advances. The financing commitment expired on December 31, 2016, before new funding amounts and dates could be agreed upon.

The Company was unsuccessful in re-negotiating new funding dates with Phoenix Capital before the agreement with Phoenix Capital expired, on December 31, 2016. As a result, the Company pursued other sources of financing to meet its capital costs for the BioGrid Project and for general corporate services. On February 6, 2017, the Company announced an agreement for a $4,193,200 ($5,500,000 CAD) Line of Credit with PACE.

On June 7, 2016, the Company announced that its wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., signed an expansion and operation agreement for the biodigester and electricity generating facility (the "BioGrid"), with the Township of Georgian Bluffs and the Township of Chatsworth Joint BioGrid Project, located near Owen Sound, Ontario, Canada. Effective June 1, 2016, SusGlobal Energy Canada I Ltd. entered into a twenty-five year agreement to construct, maintain and operate the BioGrid, which is automatically renewable for two additional five year periods each, unless either party provides a written notice of termination. SusGlobal Energy Canada I Ltd. [had until August 12, 2016] to finalize the necessary financing commitment of $5,718,000 ($7,500,000 CAD). SusGlobal Energy Canada I Ltd. took over operation of the BioGrid on August 13, 2016. As noted above, the Company announced an agreement for a $4,193,200 ($5,500,000 CAD) Line of Credit with PACE.

47 On February 6, 2017, the Company announced that it has entered into an agreement for a Line of Credit of $4,096,400 ($5,500,000 CAD) with PACE. The Line of Credit facility will be advanced in tranches to allow for the funding of engineering, permitting, construction costs and equipment purchases for the BioGrid Project. As noted above , the Company was informed that the Agreement was terminated effective November 4, 2016 and since, the Company has made every effort to resolve the differences. The Company and the Municipalities have agreed to schedule a meeting to discuss a settlement agreement. The funds advanced on the line of credit from PACE are currently unavailable to use until the matter with the Municipalities related to the BioGrid Project is resolved.

There are no legal proceedings to which the Company or any of its property is subject.

Corporate Information

Our principal executive offices are located at 200 Davenport Road, Toronto Ontario M5R 1J2 Canada and our telephone number is (416) 223-8500.

Management and Corporate Governance

Board of Directors

Upon consummation of the Domestication, our board approved Delaware bylaws which permit our Board of Directors to set the size of the Board at not less than 1 director. Our Board of Directors currently consists of three directors. For the size and scope of our business and operations, we believe a board of approximately this size is appropriate as it is small enough to allow for effective communication among the members but large enough so that we get a diverse set of perspectives and experiences around our board room. Our bylaws provide that, in uncontested elections, directors will be elected by a majority of the votes cast, and in contested elections, directors will be elected by a plurality of the votes cast.

Each director on our Board of Directors will serve a one-year term or until their successor has been duly elected and qualified, subject to their earlier death, resignation, disqualification or removal. Pursuant to the DGCL and our bylaws, in general, any vacancies on our Board of Directors resulting from death, retirement, resignation, disqualification, removal or other cause may be filled only by an affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. Our current directors are as follows:

Name	Age	Position
Marc M. Hazout	52	Chairman of the Board, President and Director ~~Director~~
Gerald P. Hamaliuk	70	Chief Executive Officer and Director
Vincent R. Ramoutar	54	Director
Gordon E. Miller	~~63~~64	Director
Marsha E. Guy	62	Director

~~48~~

We believe that each of our directors possesses the experience, skills and qualities to fully perform his duties as a director and contribute to our success. Our directors were nominated because each is of high ethical character, highly accomplished in his field with superior credentials and recognition, has a reputation, both personal and professional, that is consistent with our image and reputation, has the ability to exercise sound business judgment, and is able to dedicate sufficient time to fulfilling his obligations as a director. Our directors as a group complement each other and each of their respective experiences, skills and qualities so that collectively the Board operates in an effective, collegial and responsive manner. Each director's principal occupation and other pertinent information about particular experience, qualifications, attributes and skills that led the Board to conclude that such person should serve as a director, appears on the following pages.

Gerald P. Hamaliuk, age 70 has served as Chief Executive Officer and as a member of the board of directors of the Company since December 2014. Since 2001, Mr. Hamaliuk has served as the president of Landfill Gas Canada Oakville (Canada), Shenzhen (China), Kuala Lumpur (Malaysia), a company that utilizes Canadian biogas technology to develop renewable energy projects that reduce greenhouse gas emissions in developing countries in Asia. From 1997 to 2001, Mr. Hamaliuk was a vice-president industrial division/business development Engineer at Kilborn Engineering Inc. and SNCLavalin after SNC acquired Kilborn in 1997.

The determination was made that Mr. Hamaliuk should serve our Board of Directors because of his extensive experience in the services the Company intends to offer.

Marc M. Hazout, age 52, has served as Chairman and President of SusGlobal Energy since it was founded in 2014. Since 2005, Mr. Hazout has also served as the Chief Executive Officer, President, principal financial and accounting officer and a director of Silver Dragon Resources Inc., a company whose common stock is quoted on the OTC marketplace and is engaged in the acquisition and exploration of silver and other mineral properties. Mr. Hazout has over 15 years of experience in public markets, finance and business operations. Over the past several years, Mr. Hazout has been involved in acquiring, restructuring and providing management services as both a director and an officer to several publicly traded companies. In 1998, Mr. Hazout founded and has been President and CEO of Travellers International Inc. ("Travellers"), a private investment banking firm headquartered in Toronto. Over the past several years, Travellers has focused on building relationships in China with the objective of participating in that country's growth opportunities. Mr. Hazout attended York University in Toronto studying International Relations and Economics. Mr. Hazout speaks English, French and Hebrew, as well as some Spanish and Italian.

The determination was made that Mr. Hazout should serve on our Board of Directors because he possesses significant experience in securities and capital markets and brings an extensive network of relationships in China.

Vincent R. Ramoutar, age 54, is a seasoned executive and an inventor who has gained exposure in several high-tech businesses in an entrepreneurial startup environment. Having co-founded or worked in six startup companies. Vincent's specialties include raising capital for startups, corporate strategy, marketing, and business development. Mr. Ramoutar has been involved in several energy and resources companies as an adviser since 2007 and has provided management services and partnerships in the European public markets with focus on raising capital and growth opportunities. Mr. Ramoutar obtained a Bachelor of Science degree in computer science from New York Institute of Technology (magna cum laude), New York.

The determination was made that Mr. Ramoutar should serve on our Board of Directors because he possesses significant experience in securities and capital markets and brings an extensive network of relationships in several technology markets.

Gordon E. Miller, ~~63~~64, has held several senior management positions with the Ontario Ministry of the Environment and was the Environmental Commissioner of Ontario from 2000 to 2015. Mr. Miller was also a Professor at Sir Sandford Fleming College, Frost Campus, Lindsay, Ontario from 1986-1989 where SusGlobal Energy in partnership with the College recently was awarded an application under the AWT Program for academic research. Mr. Miller graduated with honors from the University of Guelph in Guelph, Ontario, with a Hon. B.Sc. in Biology and a M.Sc. in Plant Ecology. Mr. Miller has been recognized for his many publications as well as his many scientific and technical presentations. ~~Mr. Miller has been recognized for his many publications as well as his many scientific and technical presentations.~~

The determination was made that Mr. Miller should serve on our Board of Directors because of his strong scientific and technical experience which will be extremely valuable as the Company continues to grow.

Marsha E. Guy, age 62, has been the National Director Sales & Marketing of GFL Environmental Inc. ("GFL") for six years and brings over 25 years of experience in the waste and recycling management industry. Ms. Guy has contributed to the growth and success of a number of companies in the waste management industry, expanding the company portfolio through organic sales and acquisition growth. Ms. Guy has been involved in the restructuring and alignment of company activities both as National Manager and Director to several publicly traded companies. During Marsha's career she has had the great privilege of relationship building, information processing and opportunity identification. Marsha's determination and strength of will have been paramount in the forward movement of integration of waste management activities across Canada. Ms. Guy attended the Harvard School of Business studying Economics. ~~Ms. Guy attended the Harvard School of Business, studying economics.~~

The determination was made that Ms. Guy should serve on our Board of Directors because she possesses strength and determination in moving the integration of waste management activities across Canada making her experience extremely valuable to the Company's technology integrations for waste management.

**Corporate Governance**

**Corporate Governance Guidelines**

Our Board of Directors is responsible for overseeing the management of our company.

The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of SusGlobal's business, to set policies appropriate for the business and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

**Director Independence**

Based on information provided by each director concerning his background, employment, and affiliations, we believe that Vincent Ramoutar ~~is~~, Gordon Miller and Marsha Guy are "independent" as that term is defined under the Nasdaq Marketplace Rules.

**Board Committees**

Our Board has established three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Copies of the committee charters of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee setting forth the responsibilities of the committees can be found under the Corporate Governance section of our website at www.susglobalenergy.com and such information is also available in print to any stockholder who requests it from us. Our website is not incorporated into this prospectus.

**Audit Committee**

The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process, (3)financial statements provided by SusGlobal to the public, (4) risk management including systems of accounting and financial controls, (5) appointing, overseeing and evaluating the work and independence of the external auditors, and (6) compliance with applicable legal and regulatory requirements. The Audit Committee currently consists of Mr. Ramoutar.

**Compensation Committee**

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of SusGlobal. The Compensation Committee is also responsible for providing oversight with regard to the corporation's various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Mr. Ramoutar.

**Corporate Governance and Nominating Committee**

The Corporate Governance and Nominating Committee was established to assist the Board in its responsibilities relating to reviewing SusGlobal's operational compliance with applicable legal requirements and sound ethical standards. The Corporate Governance and Nominating Committee currently consists of Mr. Ramoutar.

**Code of Ethics**

We have adopted a Code of Conduct and Ethics that applies to our officers, employees and consultants and a Financial Management Code of Conduct for our Chief Executive Officer, Chief Financial Officer and senior financial officers. Our Code of Conduct and Ethics and our Financial Management Code of Conduct are available on our website at www.susglobalenergy.com or upon request to the Company's corporate secretary.

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<center>**Executive Officers**</center>

Set forth below is certain information relating to our current executive officers and key employees. Biographical information for Messrs. Hamaliuk and Hazout is set forth above under Board of Directors.

Name	Age	Title
Gerald Hamaliuk	70	Chief Executive Officer and Director
Marc Hazout	52	Chairman and President
Ike Makrimichalos	61	Chief Financial Officer

Ike Makrimichalos, age 61 has been the Chief Financial Officer at the Company since 2014. Since July 2013, Mr. Makrimichalos has been the controller at Silver Dragon Resources Inc., a company whose common stock is quoted on the OTC marketplace and is engaged in the acquisition and exploration of silver and other mineral properties. Since July 2011, Mr. Makrimichalos has been the Chief Financial Officer at Auto Sector Retiree Health Care Trust. From September 2011 to November 2013, Mr. Makrimichalos was the Chief Financial Officer of Royal Standard Minerals Inc., a mining exploration company whose common stock is quoted on the OTCPink marketplace. From November 2009 to September 2011, Mr. Makrimichalos was the controller at Mukuba Resources Limited, a mining company whose common stock is quoted on the NEX. Mr. Makrimichalos left public practice in 2008, after serving over twenty seven years with Deloitte & Touche LLP. Mr. Makrimichalos received a Bachelor of Arts from the University of Toronto and became a Chartered Accountant in December 1986.

<center>**Involvement in Certain Legal Proceedings**</center>

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1. any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4. being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

<center>**Executive Compensation**</center>

<center>**Summary Compensation Table**</center>

The following table sets forth certain summary information with respect to the compensation paid to the Company's Chief Executive Officer, President and Chief Financial Officer for services rendered in all capacities to the Company for the fiscal year ended December 31, 2016 and 2015. Other than as listed below, the Company had no executive officers whose total annual salary and bonus exceeded $100,000 for that fiscal year:

<center>~~**Summary Compensation Table**~~</center>

<center>55</center>

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)	~~(e)~~	~~(f)~~	~~(g)~~	~~(h)~~	~~(i)~~	~~(j)~~
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)						
Gerald Hamaliuk Chief Executive Officer	2016 2015	45,290 46,998		 100,000*					45,290 146,998						
Marc Hazout	2016 2015	45,290 46,998		 50,000*					45,290 96,998						
Ike Makrimichalos Chief Financial Officer	2016 2015	36,232 37,598		 50,000*					36,232 87,598						

* The aggregate grant date fair values were computed in accordance with FASB Topic 718 and consisted of 2,000,000 shares issued to the executive officers on January 29, 2015 and March 27, 2015 and were priced at the private placement offering of $0.10 per share, totaling $200,000.

Employment, Consulting and Management Agreements

Pursuant to consulting agreements (the "**Consulting Agreements**") dated November 1, 2014, the Company engaged (i) Travellers International Inc. and Marc Hazout to provide the services of executive chairman and president of the Company, (ii) Ike Makrimichalos to provide the services of ~~chief financial officer~~Chief Financial Officer of the Company, and (iii) Landfill Gas Canada Ltd. and Gerald Hamaliuk to provide the services of ~~chief executive officer~~Chief Executive Officer of the Company (the counterparties to each Consulting Agreement are referred to as "**Consultants**").

Under the Consulting Agreements, each of (i) Travellers International Inc. together with Marc Hazout and (ii) Landfill Gas Canada Inc. together with Gerald Hamaliuk is entitled to fees of $5,000 (CAD) per month and Ike Makrimichalos is entitled to fees of $4,000 (CAD) per month. In addition, the Company agreed, subject to approval of the Company's ~~chief executive officer~~Chief Executive Officer and the Board, to grant the Consultants under each Consulting Agreement 500,000 common shares of the Company. The Company has also agreed to reimburse each consultant for certain out-of-pocket expenses incurred by the Consultant.

Each Consulting Agreement has a term of one year and provides that, if the Company terminates the Consulting Agreement the Consultant is entitled to be paid six months' compensation as well as any bonus compensation owing. Upon Constructive Discharge (as defined in the Consulting Agreements) and subject to certain notification requirements and the Company's opportunity to cure the Constructive Discharge, the Consultant is entitled to six months' compensation as well as any bonus compensation owing. The three consulting agreements have been extended at the same monthly amounts, on a month to month basis until new consulting agreements are completed.

Effective January 1, 2017, new consulting agreements were finalized for the services of the executive chairman and president and for the ~~chief executive officer~~ Chief Executive Officer. The consulting agreements are for a period of three years, commencing January 1, 2017. For each of these two executive officers, the monthly fees will be as follows: $3,724 (5,000 CAD) for 2017 and $11,172 (15,000 CAD) for 2018 and 2019. In addition, the ~~chief executive officer~~ Chief Executive Officer will be granted 3,000,000 Restricted Stock Units ("RSU"). The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has also agreed to reimburse each for certain out-of-pocket expenses incurred by each executive officer.

The Company has an employment agreement with its accounting and office manager for a period of one year, effective February 1, 2017, at a monthly amount of $4,096 ($5,500 CAD).

Stock Option Plan

The Board has adopted a stock option plan (the "**Plan**") to encourage common share ownership in the Company by directors, officers, employees and consultants of the Company. Under the Plan, the total number of common shares that are reserved and set aside for issuance under the Plan and pursuant to any other management options outstanding may not exceed 10% of the number of issued and outstanding common shares at the date of the grant, and the number of shares reserved for issuance to any one person may not exceed 5% of the number of issued and outstanding common shares at the date of the grant.

Under the Plan, options may be granted only to directors, officers, employees and consultants of the Company or its affiliates or to a personal holding company of such an optionee, and options are non-assignable. At the time that a grant of options is approved, the Board shall fix the exercise price of such options at a price that is not lower than the fair market value of the common shares at the time of the grant. Full payment of the exercise price must be made upon the exercise of the options.

Options granted under the Plan shall have a term of no longer than five years. No options have been granted under the Plan.

Director Compensation Policy

The Company does not currently have a director compensation policy. For the year ended December 31, 2016, as noted below no option or stock awards were granted to directors and no cash payments were made to directors during the fiscal year ended December 31, 2016. The director compensation for the year ended December 31, 2016, is noted below:

Director Compensation

Name	Fees earned or paid in cash($)	Stock awards($)	Option awards($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation($)	Total($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Marc Hazout	=	-	=	=	-	=	=
Gerald Hamaliuk	=	-	=	=	-	=	=
Vincent Ramoutar	=	-	=	=	-	=	=

There are no outstanding equity awards as of December 31, 2016 and as at the date of this filing.

Related Party Transactions

During the year, the Company incurred $~~46,998~~45,289 ($60,000 CAD) (~~2014-$14,959; $16,677~~2015-$46,998; $60,000 CAD) in management fees charged by Travellers and $45,289 ($60,000 CAD) (2015-$46,998 ~~($;~~ $60,000 CAD) ~~(2014-$4,050; $4,677 CAD)~~ in management fees charged by ~~LFGC.~~Landfill Gas Canada Limited ("LFGC"), an Ontario company controlled by a director and Chief Executive Officer of the Company. The balance of the management fees, in the amount of $~~37,598~~36,230 ($48,000 CAD) (~~2014-$3,241; $3,742~~ 2015-$37,598; $48,000 CAD~~), were~~) was charged by the Company's ~~chief financial officer.~~ Chief Financial Officer and $6,037 ($8,000 CAD) (2015-$nil) was charged by the Company's vice-president of corporate development. As at December 31, ~~2015~~2016, unpaid remuneration and unpaid expenses in the amount of $95,396 ($128,083 CAD) (2015-$38,150 ~~($;~~ $52,802 CAD) ~~(2014-$1,861; $2,159 CAD)~~ is included in accounts payable and $61,982 ($83,220 CAD) (2015-$18,261 ~~(2014-$4,710; $5,464~~; $25,275 CAD) is included in accrued liabilities.

In addition, the Company incurred a fee of $7,624 ($10,000 CAD) from Travellers, who provided the funds to establish the letter of credit noted for the BioGrid.

During the year, the Company incurred $31,702 ($42,000 CAD) (2015-$28,199 ~~($;~~ $36,000 CAD) ~~(2014-$2,430; $2,806CAD)~~ in rent paid under a rental agreement to Haute Inc., ~~a~~an Ontario company controlled by a director and president~~. Included in prepaid expenses and deposit, is a rental deposit of $nil (2014-$2,586; $3,000 CAD), in connection with this rental agreement~~.

~~During the year, the Company issued 8,100,000 common shares of the Company to certain directors and officers for services provided, determined to be valued at $810,000. These amounts are disclosed as stock-based compensation in the consolidated statements of operations and comprehensive loss.~~

~~These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.~~

~~In addition, a loan~~ Loans payable in the amount of $~~59,245 ($~~217,482 ($292,000 CAD) (December 31, 2015-$59,245; $82,000 CAD), ~~advanced to the Company on November 20, 2015,~~ owing to Travellers and bearing interest ~~payable~~ at the rate of 12% per annum~~, is~~ are due on demand~~,~~ and unsecured ~~and is payable to Travellers.~~. As at December 31, 2016, $15,043 ($20,197 CAD) (December 31, 2015~~, $~~-$682 ~~(2014-$nil~~; $944 CAD), in interest is included in accrued liabilities. One of the loans owing to Travellers, in the amount of $61,074 ($82,000 CAD) was repaid subsequent to the year-end, including accrued interest. There ~~is~~are no written ~~agreement~~agreements evidencing ~~this loan.~~these loans.

During the ~~nine~~ year, Silver Dragon Resources Ltd., an Ontario company in which a director and president of the Company is also a director and Chief Executive Officer, provided funds to the Company totaling $53,968 ($71,500 CAD). The loans were non-interest bearing, due on demand and unsecured. The loans were repaid in full on December 5, 2016. There are no written agreements evidencing these loans.

The Company had one year consulting contracts with each of its three officers, which expired on October 31, 2015. The monthly payments for the three officers totaled $10,427 ($14,000 CAD). The Company extended the consulting contracts, at the same monthly amounts, on a month ~~period ended September 30, 2016, the Company~~ to month basis until new consulting contracts are completed. As noted above, effective January 1, 2017, new consulting agreements were signed for the Executive Chairman and President and the Chief Executive Officer, expiring December 31, 2019. For each of these two executive officers, the monthly fees will be as follows: $3,724 ($5,000 CAD) for 2017 and $11,172 ($15,000 CAD) for 2018 and 2019. In addition, the Chief Executive Officer will be granted 3,000,000 Restricted Stock Units ("RSU"). The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has also agreed to reimburse each for certain out-of-pocket expenses incurred ~~$34,083 ($45,000 CAD) (September 30, 2015-$35,721; $45,000 CAD) in management fees paid to Travellers International~~by each executive officer.

On November 1, 2014, the Company entered into a one year premises lease agreement with Haute Inc~~. ("Travellers"),~~., an Ontario company controlled by a director and president of the Company ~~and $34,083 ($45,000 CAD) (September 30,~~, expiring October 31, 2015~~-$35,721; $45,000 CAD) in management fees paid to Landfill Gas Canada Limited ("LFGC"), an Ontario company controlled by a director and chief executive officer of the Company. The balance of the management fees, in the amount of $27,266 ($36~~. The monthly minimum payment was $2,234 ($3,000 CAD~~) (September 30,~~). The Company's monthly rent continued at the same amount through December 2015~~-$28,577; $36,000 CAD), were paid to the Company's chief financial officer. As at September 30~~. Subsequent to the year-end and effective January 1, 2016, ~~unpaid remuneration and unpaid expenses in the~~ the Company signed a new premises lease agreement with Haute Inc., for a period of one year at a minimum monthly amount of $~~56,654 ($74,310 CAD) (December 31, 2015-$38,150; $52,802 CAD) is included in accounts payable and $44,982 ($59~~2,607 ($3,500 CAD). Effective January 1, 2017, the Company entered into a new three year premises lease agreement with Haute Inc., at a monthly amount of $2,979 ($4,000 CAD) for 2017, $ 3,724 ($5,000 CAD) for 2018 and $4,469 ($6,000 CAD) ~~(December 31, 2015-$18,261; $25,275 CAD)~~for 2019. The Company is ~~included in accrued liabilities.~~also responsible for all expenses and outlays in connection with its occupancy of the leased premises, including, but not limited to utilities, realty taxes and maintenance.

~~During the nine month period ended September 30, 2016, the Company incurred $23,858 ($31,500 CAD) (September 30, 2015-$21,433; $27,000 CAD) in rent paid to a company controlled by a director and president of the Company. Included in prepaid expenses and deposit, is a rental deposit of $2,668 ($3,500 CAD) (December 31, 2015-$nil).~~

~~In addition, on August 19, 2016, Travellers International Inc. ("Travellers"), an Ontario company controlled by the president and director of the Company, provided a further loan in the amount of $160,104 ($210,000 CAD) which was required to initiate a letter of credit in the amount of $152,480 ($200,000 CAD), in favour of the Township of Georgian Bluffs and the Township of Chatsworth. The letter of credit was a requirement of the BioGrid agreement noted below. Fees for the letter of credit included $7,624 ($10,000 CAD) incurred and charged by Travellers and $2,287 ($3,000 CAD) charged by the Company's chartered bank. As at September 30, 2016, loans payable in the amount of $222,621 ($292,000 CAD) (December 31, 2015-$59,245 ($82,000 CAD)), were outstanding. The loan from Travellers bears interest at 12% per annum, is due on demand and is unsecured. There is no written agreement evidencing this loan.~~

~~And, on August 2, 2016 $20,585 ($27,000 CAD) and on August 11, 2016 $25,159 ($33,000 CAD), was provided to the Company by Silver Dragon Resources Ltd., an Ontario company in which a director of the Company is also a director and chief executive officer, bear interest at the rate of 12% per annum are unsecured and due on demand. As at September 30, 2016, $813 (December 31, 2015-$nil), in interest is included in accrued liabilities. As at September 30, 2016, loans payable in the amount of $45,744 ($60,000 CAD) (December 31, 2015-$nil), were outstanding. On December 5, 2016, the loans were repaid in full, on an interest free basis. There is no written agreement evidencing these loans.~~

The following table sets forth certain information regarding beneficial ownership of SusGlobal Energy Corp's securities as of ~~December 21, 2016.~~ March 30 2017:

- by each person who is known by us to beneficially own more than 5% of our securities;
- by each of our officers and directors; and
- by all of our officers and directors as a group.

~~by each person who is known by us to beneficially own more than 5% of our securities;~~ ~~by each of our officers and directors; and~~

Title Of Class	Name And Address Of Beneficial Owner (1)	Amount And Nature Of Beneficial Ownership (2)	Approximate Percent of Class (%)
Common	Marc Hazout	7,920,000	22.09%
Common	Ike Makrimichalos	500,000 (3)	1.39%
Common	Gerald Hamaliuk	3,300,000 (3)	9.20%
Common	Vincent Ramoutar	2,000,000 (3)	5.58%
Common	Gordon Miller	20,000	0.06%
Common	Marsha Guy	20,000	0.06%
Common	~~by all of our~~ All officers and directors as a group~~.~~ (6 Persons)	13,760,000	38.38%

~~Title Of Class~~	~~Name And Address Of Beneficial Owner (1)~~	~~Amount And Nature Of Beneficial Ownership (2)~~	~~Approximate Percent of Class (%)~~
~~Common~~	~~Marc Hazout~~	~~7,920,000~~	~~22.11%~~
~~Common~~	~~Ike Makrimichalos~~	~~500,000 (3)~~	~~1.39%~~
~~Common~~	~~Gerald Hamaliuk~~	~~3,300,000 (3)~~	~~9.21%~~
~~Common~~	~~Vincent Ramoutar~~	~~2,000,000 (3)~~	~~5.58%~~
~~Common~~	~~Gordon Miller~~	~~20,000~~	~~0.06%~~
~~Common~~	~~Marsha Guy~~	~~20,000~~	~~0.06%~~
~~Common~~	~~All officers and directors as a group (6 Persons)~~	~~13,760,000~~	~~38.41%~~

(1) Except as noted above, the address for the above identified officers and directors of the Company is c/o 200 Davenport Road, Toronto, ON, Canada M5R 1J2.

(2) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares shown. Except where indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of voting securities shown as beneficially owned by them. Percentages are based upon the assumption that each shareholder has exercised all of the currently exercisable options he or she owns which are currently exercisable or exercisable within 60 days and that no other shareholder has exercised any options he or she owns.

(3) The noted shares have been pledged as security for the Line of Credit with PACE.

The above-referenced table is based on 35,~~823,910~~849,086 issued and outstanding shares of common stock on the date of this filing.

Description of Capital Stock; Comparison of Rights

The following description of the SusGlobal Energy Delaware capital stock (common and preferred) reflects our capital stock as it will exist from and after the Effective Time, as governed by our new certificate of incorporation and bylaws and by Delaware law. We also identify the material differences between the rights of shareholders of SusGlobal Energy Canada and SusGlobal Energy Delaware. These descriptions are a summary only.

General

We are currently an Ontario company incorporated under the laws of Ontario. We were incorporated on October 7, 2014.

Authorized Share Capital

Until the Effective Date, we will not have any Delaware Capital Stock and will not exist as a Delaware entity. Upon the effectiveness of the Domestication, SusGlobal Delaware's authorized capital stock will consist of 150,000,000 shares of common stock par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $.0001 per share.

Common Stock

Voting. Each holder of SusGlobal Energy Delaware common stock will generally be entitled to one vote for each share of common stock owned of record on all matters submitted to a vote of stockholders of SusGlobal Energy Delaware. Except as otherwise required by law, holders of common stock (as well as holders of any preferred stock entitled to vote with the common stockholders) will generally vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors. There will be no cumulative voting rights with respect to the election of directors or any other matters.

Dividends and distributions. Subject to applicable law and the rights, if any, of the holders of any series of preferred stock of SusGlobal Energy Delaware then outstanding, the holders of SusGlobal Energy Delaware common stock will have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by its Board of Directors, from legally available funds.

Liquidation, dissolution or winding up. Subject to applicable law and the rights, if any, of the holders of any series of preferred stock of SusGlobal Energy Delaware then outstanding, in the event of the liquidation, dissolution or winding-up of SusGlobal Energy Delaware, holders of its common stock will be entitled to share ratably in proportion to the number of shares of common stock held by them in the assets available for distribution after payment or reasonable provision for the payment of all creditors.

Other provisions. There will be no redemption provisions or sinking fund provisions applicable to the common stock of SusGlobal Energy Delaware.

The rights, preferences, and privileges of the holders of the SusGlobal Energy Delaware common stock will be subject to, and may be adversely affected by, the rights, preferences and privileges of the holders of any series of preferred stock of SusGlobal Energy Delaware.

Shares Reserved For Future Issuances

We do not have any outstanding warrants or options.

Preferred Stock

Under the New SusGlobal Delaware certificate of incorporation, our Board of Directors will be authorized by resolution to create and issue one or more series of preferred stock of SusGlobal Energy Delaware, and, with respect to each series, to determine the number of shares constituting the series and the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, which may include dividend rights, conversion or exchange rights, voting rights, redemption rights and terms and liquidation preferences, without stockholder approval. Our Board of Directors may therefore create and issue one or more series of preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and which could have certain anti-takeover effects. Before SusGlobal Energy Delaware may issue any series of preferred stock, its Board of Directors will be required to adopt resolutions creating and designating such series of preferred stock.

Delaware Anti-Takeover Laws and the New SusGlobal Energy Delaware Certificate of Incorporation and bylaws

The SusGlobal Energy Delaware certificate of incorporation and bylaws contain provisions that may prevent or discourage a third party from acquiring SusGlobal Energy Delaware, even if the acquisition would be beneficial to its stockholders. The Board of Directors of SusGlobal Energy Delaware have the authority to fix the rights, powers and preferences of shares of one or more series of preferred stock of SusGlobal Energy Delaware and to issue such shares without a stockholder vote.

SusGlobal Energy Delaware is subject to Section 203 of the DGCL. Section 203 prohibits SusGlobal Energy Delaware from engaging in any business combination (as defined in Section 203) with an "interested stockholder" for a period of three years subsequent to the time that the stockholder became an interested stockholder unless:

- • prior to such time, the corporation's Board of Directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;

- • upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions);

... prior to such time, the corporation's Board of Directors approve either the business combination or the transaction in which the stockholder became an interested stockholder;

... upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions);

or

56

- • at or after the person becomes an interested stockholder, the business combination is approved by the corporation's Board of Directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

¿ at or after the person becomes an interested stockholder, the business combination is approved by the corporation's Board of Directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

For purposes of Section 203, an "interested stockholder" is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.

A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. Section 203 could prohibit or delay mergers or other takeover or change of control attempts with respect to us and, accordingly, may discourage attempts that might result in a premium over the market price for the shares held by stockholders.

Such provisions may have the effect of deterring hostile takeovers or delaying changes in control of management of SusGlobal Energy Delaware.

Indemnification

Section 145 of the Delaware General Corporation Law, or the Delaware Law, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145 of the Delaware Law, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

Section 145 of the Delaware Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company pursuant to such provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Securities Act Restrictions On Resale Of SusGlobal Energy Delaware Common Stock

As of the effective date of the Registration Statement that this prospectus forms a part of, the outstanding shares of common stock of SusGlobal Energy Delaware will have been registered under the Securities Act, and holders of shares of such stock who are not affiliates of the Company may freely resell their stock under the Securities Act. Holders of such shares of such stock who are affiliates of the Company, however, will not be permitted to resell their shares unless an exemption from registration under the Securities Act, such as Rule 144 thereunder, is available. In general, Rule 144 will permit an affiliate of the Company to resell shares of stock received in connection with the Domestication only if certain requirements are met. Among other things, the affiliate of the Company may not sell shares of any class (including any shares of that class otherwise acquired) in an amount that, during any three-month period, exceeds 1% of the outstanding shares of that class (or, solely in the case of the common stock, the average weekly trading volume of the stock on any exchange or quotations service that the common stock may be listed or quoted on during the four calendar weeks preceding the filing of the notice referenced below, if greater). In addition, all such resales must be made in unsolicited brokers' transactions, the Company must have filed all periodic reports it was required to file under the Exchange Act within the year preceding the resale and (depending on the amount being resold), the affiliate of the Company must have filed a notice of sale on Form 144 with the SEC. For this purpose, an "affiliate" of the Company is any person who controls, is controlled by or is under common control with the Company.

Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of SusGlobal Energy Delaware as a result of Domestication. The business, capitalization, assets, liabilities and financial statements of SusGlobal Global Energy Delaware immediately following the Domestication will be the same as those of SusGlobal Energy Canada immediately prior to thereto. There will also not be any accounting impact regarding the change in par value in the shares of SusGlobal Energy Delaware as a result of the Domestication.

Validity of the Capital Stock

The validity of the shares common stock of SusGlobal Energy Delaware into which the outstanding common shares of SusGlobal Energy Canada will be converted in connection with the Domestication will be passed upon for SusGlobal Energy Delaware by Sichenzia Ross Ference Kesner LLP.

Experts

The financial statements of SusGlobal Energy Canada as of December 31, ~~2015~~2016 and ~~2014~~2015 included in this prospectus have been so included in reliance on the report of SF Partnership, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

62

We have filed with the SEC the Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the Domestication. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about us, and the Domestication, we refer you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, each statement about such contract or document being qualified in all respects by such reference.

SUSGLOBAL ENERGY CORP.

~~**(formerly Commandcredit Corp.)**~~

CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, ~~2015~~2016 and ~~2014~~ 2015

(Expressed in United States Dollars**)**


SusGlobal Energy Corp.
(formerly Commandcredit Corp.)
December 31, ~~2015~~2016 and ~~2014~~2015

Table of contents




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders' of
SusGlobal Energy Corp.

We have audited the accompanying consolidated balance sheets of SugGlobal Energy Corp. (the "Company") as of December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive loss, stockholders' deficit and cash flows for each of the years in the two-year period ended December 31, 2016. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SusGlobal Energy Corp. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced operating losses since inception and expects to incur further losses in the development of its business. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SF Partnership, LLP

Toronto, Canada
March 27, 2017

LICENSED PUBLIC ACCOUNTANTS

-1-

SF Partnership, LLP Chartered Accountants
4950 Yonge Street, Suite 400 Toronto Ontario Canada M2N 6K1 | T 416.250.1212 | F 416.250.1225 | www.sfgroup.ca

BKR

Page | 1

SusGlobal Energy Corp.
~~**(formerly Commandcredit Corp.)**~~
Consolidated Balance Sheets
As at December 31, ~~2015~~2016 and ~~2014~~ 2015

		~~2015~~**2016**		~~2014 As Corrected-See Note 5~~2015
ASSETS				
Current Assets				
Cash	$	~~-~~**1,774**	$	~~39,213~~-
Term deposit (note 6)		**148,960**		-
Trade receivables, no allowance		**9,127**		-
Harmonized sales taxes receivable		~~**8,971**~~**16,084**		~~16,488~~8,971
Prepaid expenses and deposit ~~(note 10)~~		~~**14,450**~~**19,586**		~~5,508~~14,450
Total Current Assets	~~$~~	~~**23,421**~~**195,531**	~~$~~	~~61,209~~23,421
Intangible Asset (note ~~8~~7)	~~$~~	**1,~~870~~670**	~~$~~	~~-~~1,870
Long-lived Assets, net (note ~~9~~8)		~~**1,467**~~**880**		~~-~~1,467
Total Assets	$	~~**26,758**~~**198,081**	$	~~61,209~~26,758
LIABILITIES AND STOCKHOLDERS' ~~DEFICIENCY~~ DEFICIENCY				
Current Liabilities				
Bank indebtedness	$	~~**5,740**~~-	$	~~-~~5,740
Accounts payable (note ~~10~~9)		~~**112,030**~~**292,595**		~~55,053~~112,030
Accrued liabilities (note ~~10~~9)		~~**108,476**~~**173,157**		~~32,293~~108,476
~~Loan~~Loans payable to related party (note ~~11~~10)		~~**59,245**~~**217,482**		~~-~~59,245
Total Liabilities	~~$~~	~~**285,491**~~**683,234**	~~$~~	~~87,346~~285,491
Stockholders' Deficiency				
Common stock, unlimited number of common stock authorized without par value, 34,128,910 (2015-31,547,346 ~~(2014-18,056,676~~) shares issued and outstanding (note ~~12~~11)	~~$~~	~~**1,646,091**~~**2,004,407**	~~$~~	~~377,130~~1,646,091
~~**Subscriptions payable for shares yet to be issued**~~		~~-~~		~~221,334~~
Accumulated deficit		**(~~1,896,286~~2,447,815)**		(~~617,232~~1,896,286)
Comprehensive loss		**(~~8,538~~41,745)**		(~~7,369~~8,538)
Stockholders' deficiency	~~$~~	~~**(258,733**~~**(485,153)**	~~$~~	~~(26,137~~(258,733)
Total Liabilities and Stockholders' Deficiency	$	~~**26,758**~~**198,081**	$	~~61,209~~26,758

Going concern (note 2)
Commitments (note ~~14)~~ 13)

The accompanying notes are an integral part of these consolidated financial statements.

SusGlobal Energy Corp.
~~(formerly Commandcredit Corp.)~~
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, ~~2015~~2016 and ~~2014~~ 2015

	~~2015~~ 2016	~~2014~~ 2015
Revenue (note 15)	$ 15,721	$ -
Operating expenses		
Stock-based compensation ~~(note 10)~~	~~$~~ ~~810,000~~ -	~~$~~ ~~-~~810,000
Professional fees	~~267,874~~203,507	~~23,822~~267,874
Management fees (note ~~10~~9)	~~131,594~~132,845	~~22,250~~131,594
Office and administration (note 9)	~~61,087~~104,074	~~8,662~~ 61,087
Operations and maintenance	69,525	-
Engine repairs and other maintenance	50,847	-
Filing fees	~~8,499~~ 6,452	~~5,943~~,4528,499
Total operating expenses	~~1,279,054~~567,250	~~60,677~~1,279,054
Loss before income taxes	(~~1,279,054~~551,529)	(~~60,677~~1,279,054)
Provision for income taxes (note ~~13~~12)	-	-
Net loss	(~~1,279,054~~551,529)	(~~60,677~~1,279,054)
Other comprehensive ~~income~~loss		
Foreign exchange ~~(~~loss~~) income~~	(~~1,169~~33,207)	~~15,518~~(1,169)
Comprehensive loss	$ (~~1,280,223~~584,736)	$ (~~45,159~~1,280,223)
Net loss per share-basic and diluted	$ (0.~~04~~02)	$ (0.~~00~~04)
Weighted average number of common shares outstanding- basic and diluted	~~29,303,083~~32,849,183	~~17,458,320~~29,303,083

The accompanying notes are an integral part of these consolidated financial statements.

SusGlobal Energy Corp.
(formerly Commandcredit Corp.)
Consolidated Statements of Changes in Stockholders' Deficiency
For the years ended December 31, ~~2015~~2016 and ~~2014~~ 2015

	Number of Shares	Common Shares	Share Subscriptions Payable	Accumulated Deficit	Comprehensive Income (Loss)	Stockholders' Deficiency
~~Balance – December 31, 2013~~	~~17,406,676~~	$ ~~356,676~~	$ ~~--~~	$ ~~(556,555)~~	$ ~~(22,887)~~	$ ~~(222,766)~~
~~As Corrected-See Note 5~~						
~~Shares eliminated on amalgamation~~	~~(17,406,676)~~	~~–~~	~~–~~	~~–~~	~~–~~	~~–~~
~~Shares issued for exchange of Commandcredit common shares~~	~~17,406,676~~	~~–~~	~~–~~	~~–~~	~~–~~	~~–~~
~~Shares issued on amalgamation~~	~~650,000~~	~~20,454~~	~~–~~	~~–~~	~~–~~	~~20,454~~
~~Subscription proceeds for shares yet to be issued~~	~~–~~	~~–~~	~~221,334~~	~~–~~	~~–~~	~~221,334~~
~~Other comprehensive income~~		~~–~~	~~–~~	~~–~~	~~15,518~~	~~15,518~~
~~Net loss~~		~~–~~	~~–~~	~~(60,677)~~	~~–~~	~~(60,677)~~
Balance – December 31, 2014	**18,056,676**	$ **377,130**	$ **221,334**	$ **(617,232)**	$ **(7,369)**	$ **(26,137)**
Shares issued to directors and officers	8,100,000	810,000	-	-	-	810,000
Shares issued on private placement, net of share issue costs	2,220,000	158,560	-	-	-	158,560
Shares issued for proceeds previously received	2,380,000	221,334	(221,334)	-	-	-
Shares issued as compensation for private placement	500,000	50,000	-	-	-	50,000
Shares issued for consulting services	290,670	29,067	-	-	-	29,067
Other comprehensive loss	-	-	-	-	(1,169)	(1,169)
Net loss	-	-	-	(1,279,054)	-	(1,279,054)
Balance – December 31, 2015	**31,547,346**	$ **1,646,091**	$ **-**	$ **(1,896,286)**	$ **(8,538)**	$ **(258,733)**
Shares issued on private placement, net of share issue costs	2,581,564	358,316	-	-	-	358,316
Other comprehensive loss	-	-	-	-	(33,207)	(33,207)
Net loss	-	-	-	(551,529)	-	(551,529)
Balance – December 31, 2016	**34,128,910**	$ **2,004,407**	$ **-**	$ **(2,447,815)**	$ **(41,745)**	$ **(485,153)**

The accompanying notes are an integral part of these consolidated financial statements.

SusGlobal Energy Corp.
~~(formerly Commandcredit Corp.)~~
Consolidated Statements of Cash Flows
For the years ended December 31, ~~2015~~2016 and ~~2014~~ 2015

	~~2015~~2016	~~2014~~2015
Cash flows from operating activities		
Net loss	$ (~~1,279,054~~551,529)	$ (~~60,677~~1,279,054)
Adjustments for:		
Depreciation	~~489~~546	~~-~~489
Amortization of intangible asset	~~131~~180	~~-~~131
Stock-based compensation	~~810,000~~-	~~-~~810,000
Changes in non-cash working capital:		
Trade receivables	- (9,249)	- -
Harmonized sales taxes receivable	~~7,517~~(6,928)	~~(11,917~~7,517 ~~)~~
Prepaid expenses and deposit	(~~8,942~~4,753)	~~14,068~~(8,942)
Accounts payable	~~56,977~~179,487	~~(35,739~~56,977 ~~)~~
Accrued liabilities	~~76,183~~62,156	~~(83,979~~76,183 ~~)~~
Net cash used in operating activities	(~~336,699~~330,090)	(~~178,244~~336,699)
Cash flows from investing activities		
~~Acquisition~~Purchase of ~~long-lived assets~~term deposit	(~~1,956~~150,960)	-
~~Cash acquired on amalgamation~~ Acquisition of long-lived assets	-	~~76,481~~(1,956)
Net cash ~~(~~used in~~) provided by~~ investing activities	(~~1,956~~150,960)	~~76,481~~(1,956)
Cash flows from financing activities		
Bank indebtedness	~~$~~ (5,~~740~~996)	~~$~~ ~~-~~5,740
Advances from ~~loan~~loans payable to related ~~party~~parties	~~59,245~~212,476	~~104,068~~59,245
~~Subscription proceeds for shares yet to be issued~~ Repayments of loans payable to related parties	~~-~~(53,968)	~~21,390~~-
Private placement proceeds (net of cash share issue costs)	~~235,627~~357,631	~~-~~235,626
Net cash provided by financing activities	~~300,612~~510,143	~~125,458~~300,611
Effect of exchange rate on cash	(~~1,170~~27,319)	~~15,518~~(1,170)
~~(Decrease) increase~~Increase (decrease) in cash	~~(39,213~~1,774 ~~)~~	(39,213)
Cash-beginning of year	~~39,213~~-	~~-~~39,213
Cash-end of year	$ ~~-~~1,774	$ ~~39,213~~-

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business and Basis of Presentation

SusGlobal Energy Corp. ~~(the "Company" or "~~("SusGlobal~~"),~~") was formed by articles of amalgamation on December 3, 2014, in the ~~province~~Province of Ontario, Canada and its executive office is in Toronto, Ontario, Canada. SusGlobal Energy Corp., a company in the start-up stages and Commandcredit Corp. ("Commandcredit"), an inactive Canadian public shell company, amalgamated to continue business under the name of SusGlobal Energy Corp. ~~Refer to note 7, Amalgamation, for additional details of this capital transaction.~~

~~The Company~~SusGlobal is a renewable energy company focused on acquiring, developing and monetizing a global portfolio of proprietary technologies in the waste to energy application.

The consolidated financial statements of ~~the Company~~SusGlobal and its wholly-owned subsidiaries, SusGlobal Energy Canada Corp. and SusGlobal Energy Canada I Ltd. (the "Company"), have been prepared following generally accepted accounting principles in the United States ("US GAAP"), and are expressed in United States ~~funds~~Dollars. In the opinion of management, all adjustments necessary for a fair presentation have been included.

2. Going Concern

The consolidated financial statements have been prepared in accordance with US GAAP, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

As at December 31, ~~2015~~2016, the Company had a working capital deficit of $~~262,070~~487,703 (December 31, ~~2014-$26,137~~2015-$262,070), incurred a net loss of $~~551,529 (2015-$~~1,279,054 ~~(2014-$60,677~~) for the year and had an accumulated deficit of $~~1,896,286~~2,447,815 (December 31, ~~2014-$617,232~~2015-$1,896,286) and expects to incur further losses in the development of its business. These factors ~~cast~~and those noted below, cast substantial doubt as to the Company's ability to continue as a going concern, which is dependent upon its ability to obtain the necessary financing to further the development of its business and upon achieving profitable operations. Management believes that the Company will be able to obtain the necessary funding by equity or debt; however, there is no assurance of funding being available ~~or available~~ on acceptable terms. Realization values may be substantially different from carrying values as shown.

~~Subsequent to the year-end, the Company finalized a financing commitment up to an amount of $7,000,000.~~Subsequent to the year-end, the Company finalized a corporate line of credit ("Line of Credit") of $4,096,400 ($5,500,000 CAD) with PACE Savings & Credit Union Limited ("PACE"). The Line of Credit was obtained to fund the BioGrid Project, which is a project described in the expansion and operation agreement (the "Agreement") between the Company and the Township of Georgian Bluffs and the Township of Chatsworth (the "Municipalities"), as described in note 15. The Municipalities terminated the Agreement on November 4, 2016 and the Company filed a Notice of Dispute with the Municipalities on March 1, 2017, as described in note 16 (c).

The Company and the Municipalities have agreed to schedule a meeting to discuss a settlement agreement. The funds advanced on the Line of Credit from PACE are currently unavailable to use until the matter with the Municipalities related to the BioGrid Project is resolved.

These consolidated financial statements do not include any adjustments to reflect the future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company was unable to continue as a going concern.

3. Significant Accounting Policies

a)   Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SusGlobal Energy Canada Corp., incorporated on December 14, 2015 and SusGlobal Energy Canada I Ltd., incorporated on December 15, 2015. All significant inter-company balances and transactions have been eliminated on consolidation.

b)   Use of estimates

The preparation of the Company's consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. The Company regularly evaluates estimates and assumptions related to accruals and to the deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Areas involving significant estimates and assumptions include: going concern assumptions, deferred income tax assets and related valuation allowance, accruals and fair valuation of shares. Actual results could differ from these estimates. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they become available.

3. Significant Accounting Policies, (continued)

c)   Cash and cash equivalents

Cash and cash equivalents consist of deposits held in financial institutions and liquid investments with original maturities of three months or less at the time of purchase.

d)   ~~Financial instruments~~Trade receivables

Trade receivables are recorded when billed and when services are performed. The carrying value of the receivables, net of an allowance for doubtful accounts, represents the estimated realizable value. The Company estimates the allowance for doubtful accounts based on historical trends; type of customer, such as commercial or municipal; the age of outstanding receivables; and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when internal collection efforts have been unsuccessful.

e)   Financial instruments

The Company classifies all financial instruments as held-for-trading, loans and receivables, or other financial liabilities. Loans and receivables and other financial liabilities are measured at amortized cost. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations and comprehensive loss. Debt transaction costs are allocated to the related debt and amortized over the life of the loan using the effective interest method. Equity transaction costs are recorded in equity.

The Company has designated its cash and term deposit as held for trading, which is measured at fair value. ~~Harmonized sales taxes receivable is~~Trade receivables are classified as loans and receivables, which is measured at amortized cost, which approximates fair value due to its short-term nature. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost, which approximates fair value due to their short-term nature. ~~Loan~~Loans payable to related party is also classified as other liabilities, which approximates fair value due to its market interest rate.

~~e~~f)   Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

a.   Level 1 – Quoted prices in active markets for identical assets or liabilities.
b.   Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
c.   Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company uses the following methods and significant assumptions to estimate fair values. The fair value of cash and term deposit is measured using Level 1 inputs.

SusGlobal Energy Corp.
Notes to the Consolidated Financial Statements
December 31, 2016 and 2015

3. Significant Accounting Policies, (continued)

~~f~~g) Intangible asset

Intangible asset, consisting of a technology license, is stated at cost less accumulated amortization and is amortized on a straight-line basis over the useful life, which is 10 years. The Company evaluates the intangible asset for permanent impairment when triggering events are identified.

3. Significant Accounting Policies continued

gh) Long-lived assets

Long-lived assets are stated at cost. Equipment awaiting installation on site is not depreciated until it is commissioned. Depreciation is based on the estimated useful life of the asset and depreciated annually as follows:

Category	**Rate**	**Method**
Computer hardware	30%	Straight line

hi) Impairment of long-lived assets

In accordance with ASC 360, "Property, Plant and Equipment", long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

The Company evaluates at each balance sheet date whether events or circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the carrying amounts are recoverable. In the event that such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

ij) Income taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes." Deferred tax assets and liabilities are recorded for differences between the accounting and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or receivable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

jk) Revenue recognition

Currently, the Company has no source of revenue; therefore, the Company has not yet adopted any policy regarding the recognition of revenue or cost.

Revenues are from the fees charged for waste collection and from the sale of electricity. The fees charged for services are generally defined in service agreements and vary based on contract-specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. Revenue is recognized as services are performed and collection is reasonably assured.

kl) Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding plus potentially dilutive securities outstanding for each year. The computation of diluted loss per share has not been presented as its effect would be anti-dilutive.

lm) Stock-based compensation

From time to time the Company may grant options and/or warrants to management, directors, employees and consultants. The Company recognizes compensation expense at fair value. Under this method, the fair value of each warrant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to accumulated paid in capital. The fair value of each grant is determined using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options and/or warrants is recorded in equity as share capital.

3. Significant Accounting Policies, (continued)

~~m~~n)   Comprehensive Loss

The Company accounts for comprehensive loss in accordance with ASC 220, "Comprehensive Income," which establishes standards for reporting and presentation of comprehensive loss and its components. Comprehensive loss is presented in the consolidated statements of stockholders' deficit and consists of net loss and foreign currency translation adjustments.

~~n~~o)   Foreign currency translation

~~The Company accounts for foreign currency translation pursuant to ASC 830, "Foreign Currency Matters". The Company's functional currency is United States dollars. Revenues and expenses are translated using average exchange rates during the year. Foreign exchange gains or losses are included in consolidated other comprehensive loss for the period.~~

The functional currency of the Company is Canadian dollar. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All exchange gains or losses arising from translation of these foreign currency transactions are included in net income (loss) for the year. In translating the financial statements of the Company's Canadian subsidiaries from their functional currency into the Company's reporting currency of United States dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in cumulative other comprehensive income (loss) in stockholders' equity. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

4. Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies and adopted by ~~us~~the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company's financial position, results of operations or cash flows.

~~In June 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-10, "Development Stage Entities- Elimination of Certain Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" or ASU 2014-10, which eliminates the definition of a development stage entity, the development stage presentation and disclosure requirements under ASC 915, "Development Stage Entities", and amends provisions of existing variable interest guidance under ASC 810, "Consolidation".~~

~~As a result of the changes, the financial statements of entities which meet the former definition of development stage entity will no longer: (1) present inception-to-date information in the statements of income, cash flows and stockholders' deficit, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. Furthermore, ASU 2014-10 clarifies disclosures about risks and uncertainties under ASC Topic 275, "Risks and Uncertainties" that apply to companies that have not commenced planned principal activities. Financially, variable interest entity rules no longer contain an exception for development stage entities and, as a result, development stage entities will have to be evaluated for consolidation in the same manner as non- development stage entities. These changes are effective for annual reporting periods beginning after December 15, 2014 and interim periods therein for public companies. Early adoption is permitted for any annual reporting period or interim period for which the entity's financial statements have not been issued (public business entities) or made available for issuance (other entities). The Company has elected to early adopt.~~

~~In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements-Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" or ASU 2014-15, amending FASB Accounting Standards Subtopic 205-40 to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.~~

~~Specifically, the amendments (1) provide a definition of the term "substantial doubt", (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that financial statements are issued. These changes are effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter, and early adoption is permitted. The Company has elected not to early adopt and is currently evaluating the impact of adopting ASU 2014-15, but does not expect there to be any material impact on its financial position, results of operations or cash flows.~~

4. Recent Accounting Pronouncements continued

Recently Issued Accounting Standards

In April 2015, the FASB issued ASU Accounting Standards Update ("ASU") No. 2015-03, ","Interest-Imputation of Interest: Simplifying the Presentation of Debt Issuance Cost". The guidance requires an entity to present debt issuance costs in the balance sheet as a direct reduction from the carrying amount of the debt liability, consistent with debt discounts, rather than as an asset. Amortization of debt issuance costs will continue to be reported as interest expense. Debt issuance costs related to revolving credit arrangements, however, will continue to be presented as an asset and amortized ratably over the term of the arrangement. ASU No. 2015-03 is effective for reporting periods beginning after December 15, 2015 including interim periods within those annual periods. The Company is currently evaluating the impact of adopting ASU No. 2015-03.

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases." The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The adoption of this ASU is expected to result in all operating leases being capitalized in the Company's financial statements. The Company is currently evaluating the impact of adopting ASU No. 2016-02.

5. Correction of an Error

During the audit of the years ended December 31, 2015 and December 31, 2014, it was discovered that certain shares issued in 2015 pertained to cash received in 2014. However, no subscription payable had been recorded as at December 31, 2014, and the cash received was incorrectly recorded as common shares.

The following schedule summarizes the impact of this correction:

	2014 As Previously Reported $	Adjustments $	2014 As Corrected $
Common shares	577,074	(199,944)	377,130
Subscription payable for shares yet to be issued	21,390	199,944	221,334

6. In January 2017, the FASB issued ASU No. 2017-04, "Intangibles-Goodwill and Other(Topic 350) - Simplifying the Test for Goodwill Impairment". The new standard simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill quantitative impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The standard is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted. The Company early adopted ASU No. 2017-04 on January 1, 2017. The Company is currently evaluating the impact of adopting ASU No. 2017-04.

5. Financial Instruments

The carrying value of cash, ~~harmonized sales taxes receivable~~term deposit, trade receivables, bank indebtedness, accounts payable and accrued liabilities approximated their fair values as of December 31, ~~2015~~2016 and December 31, ~~2014~~2015 due to their short-term nature. The carrying value of the ~~loan~~loans payable ~~to~~ related party approximated its fair value due to its market interest rate.

Interest ~~and~~, Credit and Concentration Risk

In the opinion of management, the Company is not exposed to significant interest or credit risks arising from its financial instruments. As at December 31, 2016, the Company had two customers representing greater than 5% of total trade receivables and these two customers represented 99% of trade receivables. The Company had certain customers whose revenue individually represented 10% or more of Company's total revenue. These customers accounted for 95% of total revenue.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its obligations as they fall due. The Company takes steps to ensure it ~~has~~ sufficient working capital and available sources of financing to meet future cash requirements for capital programs and operations.

The Company intends to continue to raise funds through the issuance of common shares under a private placement or debt, to ensure it has sufficient access to cash to meet current and foreseeable financial requirements. The Company actively monitors its liquidity to ensure that its cash flows and working capital are adequate to support its financial obligations and the Company's capital programs.

6. Financial Instruments (continued)

Currency Risk

~~The~~ Although the Company's functional currency is Canadian dollars ("CAD"), the Company realizes a portion of its expenses in ~~Canadian~~United States dollars ("~~CAD~~USD"). Consequently, certain assets and liabilities are exposed to foreign currency fluctuations. As at December 31, ~~2015, $224,269~~2016, $5,108 (December 31, ~~2014-$31,645~~2015-$52,251) of the Company's net monetary liabilities were denominated in ~~Canadian~~United States dollars. The Company has not entered into any hedging transactions to reduce the exposure to currency risk.

7. Amalgamation

In the prior year, on December 3, 2014, SusGlobal amalgamated with Commandcredit to form a newly amalgamated company, to continue operations under the name of SusGlobal Energy Corp.

On December 2, 2014, at an annual and special meeting of the shareholders of Commandcredit and SusGlobal, the amalgamation of SusGlobal and Commandcredit was approved. The amalgamation involved issuances of shares of the amalgamated company on a one for one basis to the shareholders of the existing companies resulting in the shareholders of Commandcredit owning 96.40% of the amalgamated company and SusGlobal owing the remaining 3.60% of the amalgamated company.

For accounting purposes, this acquisition resulted in the acquisition of control by Commandcredit of the net assets of SusGlobal, consisting primarily of net financial assets. Since the net assets of SusGlobal did not constitute a business, the transaction represents an asset purchase at fair value in consideration of the issuance of shares by the amalgamated company. The transaction was measured based on the fair value of the net assets acquired, which was considered more clearly evident and, thus, more reliably measured. The carrying value of each of these assets and liabilities comprising the net assets of SusGlobal was deemed to approximate fair value due to their short term nature. Accordingly, the comparative financial statements reflect the financial position and results of operations of Commandcredit as the continuing corporation. All intercompany balances were eliminated on amalgamation.

7. Amalgamation (continued)

The balance sheets of the two companies immediately before the amalgamation were as follows:

6. Term Deposit

On August 22, 2016, the Company placed funds in a term deposit in the amount of $148,960 ($200,000 CAD), as security for a letter credit in the names of the Municipalities. This was a requirement of having taken over, effective August 13, 2016, the operation of biodigester and electricity generating facility (the "BioGrid") located in Owen Sound, Ontario, Canada, owned by the Municipalities. The term deposit earns interest at the rate of 1.320% annually and is due on October 21, 2017. The Company incurred a charge of $2,287 ($3,000 CAD) from its Chartered Bank, to establish the letter of credit and a fee of $7,624 ($10,000 CAD) from Travellers International Inc. ("Travellers"), an Ontario company controlled by a director and president of the Company, who provided the funds. On January 10, 2017, the Municipalities withdrew the full amount of the term deposit to satisfy payment of certain expenses of the BioGrid. The Company was in the process of arranging to establish a new letter of credit in the same amount, but on March 1, 2017, the Company delivered to the Municipalities, a Notice of Dispute, as disclosed in note 16 (c).

7. Intangible Asset

	Commandcredit 2016		SusGlobal 2015	
Assets				
Cash	$	—	$	76,481
Harmonized sales taxes receivable		—		4,571
Due from related party		—		129,519
Prepaid expenses and deposit		—		19,576
Total Assets	$	—	$	230,147
Liabilities and Stockholders' (Deficiency) Equity				
Accounts payable	$	59,231	$	8,661
Accrued liabilities		2,695		1,088
Due to related parties		159,395		—
Total Liabilities	$	221,321	$	9,749
Capital stock net of share issue costs Technology License (net of accumulated amortization of $331 (2015 - $131)	$	356,676 **1,670**	$	60,450 **1,870**
Subscriptions payable		—		199,944
Deficit		(570,530)		(38,464)
Comprehensive loss		(7,467)		(1,532)
Stockholders' (deficiency) equity		(221,321)		220,398
Total Liabilities and Stockholders' (Deficiency) Equity	$	—	$	230,147

The net assets of SusGlobal acquired by Commandcredit in the amount of $220,398, was completed through the issuance of 650,000 common shares of the amalgamated company.

8. Intangible Asset

	2015		2014
Technology License (net of accumulated amortization of $131)	$ 1,870	$	—

On May 6, 2015, the Company finalized an agreement with Syngas SDN BHD ("Syngas"), a company incorporated under the laws of Malaysia, providing an exclusive license for the Company to use Syngas Intellectual Property within North America for a period of five years from the date of this agreement, for $1 consideration, renewable every five years upon written request. Syngas produces equipment that uses an innovative process to produce liquid transportation fuel from plastic waste material. The Company issued 20,000 common shares of the Company to an introducing party, determined to be valued at $2,000. The technology license is being amortized on a straight-line basis, over a period of 10 years.

8. Long-lived Assets, net

	Cost		Accumulated depreciation	December 31, ~~2015~~ 2016 Net book ~~value~~ value	December 31, ~~2014~~ 2015 Net book value
Computer hardware	$ 1,956	$	~~489~~1,076	$ ~~1,467~~880	$ ~~-~~1,467

~~10~~9. Related Party Transactions

During the year, the Company incurred $~~46,998~~45,289 ($60,000 CAD) (~~2014-$14,959; $16,677~~2015-$46,998; $60,000 CAD) in management fees charged by Travellers and $~~46,998~~45,289 ($60,000 CAD) (~~2014-$4,050; $4,677~~2015-$46,998; $60,000 CAD) in management fees charged by Landfill Gas Canada Limited ("LFGC"), an Ontario company controlled by a director and chief executive officer of the Company. The balance of the management fees, in the amount of $~~37,598~~36,230 ($48,000 CAD) (~~2014-$3,241; $3,742~~2015-$37,598; $48,000 CAD~~), were~~) was charged by the Company's chief financial officer~~.~~ and $6,037 ($8,000 CAD) (2015-$nil) was charged by the Company's vice-president of corporate development. As at December 31, ~~2015~~2016, unpaid remuneration and unpaid expenses in the amount of $95,396 ($128,083 CAD) (2015-$38,150 ~~($; $~~52,802 CAD) ~~(2014-$1,861; $2,159 CAD)~~ is included in accounts payable and $61,982 ($83,220 CAD) (2015-$18,261 ~~(2014-$4,710; $5,464~~; $25,275 CAD) is included in accrued liabilities.

~~During the year~~In addition, the Company incurred $~~a~~ fee of $7,624 ($10,000 CAD) from Travellers, who provided the funds to establish the letter of credit as described in note 6.

During the year, the Company incurred $31,702 ($42,000 CAD) (2015-$28,199 ~~($; $~~36,000 CAD~~) (2014-$2,430; $2,806CAD~~) in rent paid under a rental agreement to ~~a company controlled by a director and president. Included in prepaid expenses and deposit, is a rental deposit of $nil (2014-$2,586; $3,000 CAD), in connection with this rental agreement.~~

~~During the year, the Company issued 8,100,000 common shares of the Company to certain directors and officers for services provided, determined to be valued at $810,000. These amounts are disclosed as stock-based compensation in the consolidated statements of operations and comprehensive loss.~~

~~11. Loan Payable to Related Party~~

~~Loan payable in the amount of $59,245 ($82,000 CAD) bears interest payable at 12% per annum, is due on demand, unsecured and is payable to Travellers International~~Haute ~~Inc. ("Travellers"),~~... an Ontario company controlled by a director and president ~~of the Company.~~.

10. Loans Payable to Related Party

	2016		2015
Travellers International Inc.	$ 217,482	$	59,245

Loans payable in the amount of $217,482 ($292,000 CAD) (December 31, 2015-$59,245; $82,000 CAD), owing to Travellers and bearing interest at the rate of 12% per annum are due on demand and unsecured. As at December 31, ~~2015, $682 (2014-$nil~~2016, $15,043 ($20,197 CAD) (December 31, 2015-$682; $944 CAD), in interest is included in accrued liabilities. One of the loans owing to Travellers, in the amount of $61,074 ($82,000 CAD) was repaid subsequent to the year-end, including accrued interest.

~~12~~During the year, Silver Dragon Resources Ltd., an Ontario company in which a director and president of the Company is also a director and chief executive officer, provided funds to the Company totaling $53,968 ($71,500 CAD). The loans were non-interest bearing, due on demand and unsecured. The loans were repaid in full on December 5, 2016.

11. Capital Stock

At December 31, ~~2015~~2016, the Company had an unlimited number of common shares authorized without par value and 34,128,910 (2015-31,547,346 ~~(2014-18,056,676~~) common shares issued and outstanding.

During ~~2015~~the year, the Company raised $~~208~~358,316 (2015-$158,560) cash on a private placement, net of cash share issue costs of $28,690 (2015-$13,440~~;~~), on the issuance of 2,581,564 (2015-2,220,000) common shares of the Company.

11. Capital Stock, (continued)

In the prior year, in addition to the cash share issuance cost above for 2015, the Company issued 500,000 common shares to two unrelated individuals (250,000 each), who assisted in raising capital through the private placement, determined to be valued at $50,000. The company also issued 2,380,000 common shares in connection with a private placement that occurred in the year ended December 31, 2014, which raised $221,~~334~~340 cash, net of cash share issue costs of $16,~~666~~660. In addition, during ~~the year~~2015, the Company issued 8,100,000 common shares of the Company to certain founding officers and directors and a new director, determined to be valued at $810,000, disclosed as stock-based compensation in the consolidated statements of operations and comprehensive loss. The Company also issued 20,000 common shares determined to be valued at $2,000 to the introducing party for the technology license acquired on May 6, 2015, ~~see~~as disclosed in note ~~8, Intangible Asset~~7. Furthermore, 220,670 common shares of the Company issued pursuant to a consulting and business advisory arrangement for $22,067 and 50,000 common shares of the Company for a consulting contract for $5,000.

~~13~~12. Income Taxes

The Company's income tax provision has been calculated as follows:

	~~2015~~2016		~~2014~~2015
Loss before income taxes	$ (~~1,279,054~~551,529)	$	(~~60,677~~1,279,054)
Deferred: Expected income tax recovery at the statutory rate of 26.50% (~~2014~~2015 –26.5%)	(~~338,949~~146,155)		(~~16,079~~338,949)
Permanent differences	~~215,191~~(2,718)		~~-~~215,191
Change in valuation allowance	~~123,758~~148,873		~~16,079~~123,758
Provision for income taxes	$ -	$	-
The following summarizes the principal temporary differences and related future tax:			
Losses carried forward	$ ~~180,056~~3 28,929	$	~~56,298~~180,056
Valuation allowance	(~~180,056~~328,929)		(~~56,298~~180,056)
Deferred income tax asset	$ -	$	-

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company computes tax asset benefits for net operating losses carried forward.

The Company has non-capital losses available for carry forward of $1,263,214 ($1,696,044 CAD) (2015-$658,803 ~~($; $~~911,838 CAD) ~~(2014-$237,689; $275,741 CAD)~~ which will start expiring in 2024 and continue expiring till ~~2035~~2036.

In addition, the Company has capital losses carried forward totaling $~~101,149~~104,271 ($139,999 CAD). These capital losses can be carried forward indefinitely and can be used only against capital gains.

~~14~~13. Commitments

~~(~~a) ~~On November 1, 2014, the Company entered into a one year premises lease agreement with Haute Inc., an Ontario company controlled by a director and president of the Company, expiring October 31, 2015. The monthly minimum payment was $2,248 ($3,000 CAD). The Company's last month rental commitment was included in prepaid expenses and deposit on December 31, 2014 consolidated balance sheets. The Company's monthly rent continued at the same amount through December 2015. Subsequent to the year-end and effective January 1, 2016, the Company signed a new premises lease agreement with Haute Inc., for a period of one year at a minimum monthly amount of $2,529 ($3,500 CAD). These transactions are in the normal course of operations and are expected to be recorded at the exchange amounts which the parties believe to be fair value. The future minimum commitment under the lease obligations for office premises is as follows:~~On October 21, 2016, the Company hired the services of a contractor to assume the role of Vice President of Corporate Development, effective November 1, 2016, for a period of fourteen months, at the rate of $2,979 ($4,000 CAD) per month, plus applicable taxes. In addition, the contractor was offered up to 115,000 common shares of the Company, at a price of $0.10 per common share, exercisable within 180 days of the effective date of the contract. The future minimum commitment under this consulting agreement, is as follows:

~~2016~~2017	$ ~~30,348~~35,748

13. Commitments, (continued)

(b)   ~~The Company has one year consulting contracts with each of its three officers, which expired on October 31, 2015. The monthly payments for the three officers total $10,115 ($14,000 CAD). The Company extended the consulting contracts, at the same monthly amounts, on a month to month basis until new consulting contracts are completed. These transactions are in the normal course of operations and are expected to be recorded at the exchange amounts which the parties believe to be fair value.~~Effective January 1, 2017, new consulting agreements were finalized for the services of the Executive Chairman and President and for the Chief Executive Officer. The consulting agreements are for a period of three years, commencing January 1, 2017. For each of these two executive officers, the monthly fees will be as follows: $3,724 ($5,000 CAD) for 2017 and $11,172 ($15,000 CAD) for 2018 and 2019. In addition, the chief executive officer will be granted 3,000,000 Restricted Stock Units ("RSU"). The RSU's will vest in three equal installments annually on January 1, 2018, 2019 and 2020. The Company has also agreed to reimburse each for certain o u t-of-pocket expenses incurred by each executive officer. The future minimum commitment under these consulting agreements, is as follows:

(c)   ~~The Company has a one year consulting contract with an individual for networking, introductory and sales services for the period from September 1, 2015 to August 31, 2016 at $3,613 ($5,000 CAD) per month. The future commitment under this contract is as follows:~~

~~2016~~2017	$ ~~28,902~~489,376
2018	268,128
2019	268,128
	$ 625,632

14. Commitments, (continued)

The Company has a one year consulting agreement with its Chief Financial Officer, which originally expired on October 31, 2015. The monthly payment under this contract totals $2,979 ($4,000 CAD). The Company extended the consulting agreement, at the same monthly amount, on a month to month basis until a new consulting agreement is completed. The Company has also agreed to reimburse for certain out-of-pocket expenses incurred.

(dc) ~~The Company has an arrangement with a company to provide various consulting and business advisory services for the period from December 1, 2015 to February 29, 2016, for $22,067 ($30,000 CAD), in exchange for 220,067 common shares of the Company. The future commitment under this arrangement is as follows:~~ On November 1, 2014, the Company entered into a one year premises lease agreement with Haute Inc., expiring October 31, 2015. The monthly minimum payment was $2,234 ($3,000 CAD). The Company's monthly rent continued at the same amount through December 2015. Subsequent to December 31, 2015 and effective January 1, 2016, the Company signed a new premises lease agreement with Haute Inc., for a period of one year at a minimum monthly amount of $2,607 ($3,500 CAD). Effective January 1, 2017, the Company entered into a new three year premises lease agreement with Haute Inc., at a monthly amount of $2,979 ($4,000 CAD) for 2017, $3,724 ($5,000 CAD) for 2018 and $4,469 ($6,000 CAD) for 2019. The Company is also responsible for all expenses and outlays in connection with its occupancy of the leased premises, including, but not limited to utilities, realty taxes and maintenance. The future minimum commitment under this premises lease is as follows:

~~2016~~2017	$	~~14,711~~35,748
2018		44,688
2019		53,628
	$	134,064

15

d) The Company is a partner in business led collaboration in the water sector, a program known as the Advanced Water Technologies Program. This program is administered by the Southern Ontario Water Consortium to assist small and medium sized business in the Province of Ontario, Canada, leverage world-class research facility and academic expertise to develop and demonstrate water technologies for successful introduction to market. The Company's commitment under this program is as follows:

2017	$	87,469
2018		22,463
	$	109,932

14. Segmented Information

The Company uses a management approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's management reporting structure provides for only one segment: renewable energy and operates in one country, Canada.

15. Revenue

The BioGrid

On June 2, 2016, the Company announced that its wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., signed an Agreement for the BioGrid, with the Municipalities Joint BioGrid Project, located near Owen Sound, Ontario, Canada. Effective June 1, 2016, SusGlobal Energy Canada I Ltd., entered into a twenty-five year Agreement to construct, maintain and operate the BioGrid which is automatically renewable for two additional five year periods, unless either party provides written notice of termination. SusGlobal Energy Canada I Ltd. had until August 12, 2016 to finalize the necessary financing commitment of $5,586,000 ($7,500,000 CAD). On August 13, 2016, the Company's wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., took over operation of the BioGrid.

Approximately three weeks after assuming the operations of the BioGrid, the facility encountered a catastrophic gas engine failure. The repair of the engine took approximately two months. During this period, the Company invoked the Force Majeure provision under section 17 of the Agreement. On November 4, 2016, the Company was informed by the Municipalities, that they rejected the Force Majeure and served the Company with Notice of Immediate Termination.

On March 1, 2017, the Company delivered to the Municipalities, a Notice of Dispute, as disclosed in note 16 (c).

The Company and the Municipalities have not been able to resolve their items of dispute and have agreed to schedule a meeting to discuss a settlement agreement.

16. Subsequent Events

a) ~~On January 27, 2016, the Company filed a Form S-4 with the United States Securities and Exchange Commission. This registration statement was filed in connection with domestication under Section 388 of the General Corporations Law of the State of Delaware and a continuance under the Business Corporations Act (Ontario), pursuant to which the Company's jurisdiction on incorporation will be changed from Ontario to the State of Delaware.~~On February 6, 2017, the Company announced that it has entered into an agreement for a Line of Credit of $4,096,400 ($5,500,000 CAD) with PACE. The Line of Credit facility will be advanced in tranches to allow for the funding of engineering, permitting, construction costs and equipment purchases for the BioGrid Project located near Owen Sound, Ontario, Canada. As noted above under note 15, the Company was informed by the Municipalities that the Agreement was terminated effective November 4, 2016. The funds advanced on the Line of Credit from PACE are currently unavailable to use until the matter with the Municipalities related to the BioGrid Project is resolved.

~~b)~~ ~~On June 7, 2016, the Company announced that its wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., signed an expansion and operation agreement for the biodigester and electricity generating facility (the "BioGrid"), with the Township of Georgian Bluffs and the Township of Chatsworth Joint BioGrid project, located near Owen Sound, Ontario, Canada. Effective June 1, 2016, SusGlobal Energy Canada I Ltd. entered into a twenty-five year agreement to construct, maintain and operate the BioGrid, which is automatically renewable for two additional five year periods each, unless either party provides a written notice of termination. SusGlobal Energy Canada I Ltd. has until August 12, 2016 to finalize the necessary financing commitment of $5,418,750 ($7,500,000 CAD). See below.~~The initial advance of $1,229,280 ($1,600,000 CAD) was received by the Company on February 2, 2017. The Line of Credit bears interest at the PACE base rate +1.25%, currently 8%, payable on a monthly basis, interest only, due February 2, 2018 and is secured by a business loan general security agreement guaranteed by the Company's wholly-owned subsidiaries and a $1,230,400 ($1,600,000 CAD) personal guarantee from the Company's executive chairman and president and a collateral mortgage on real property comprising an office building leased by the Company. In addition, also pledged as security were the shares of the wholly-owned subsidiaries and a pledge of shares of the Company held by the chief executive officer's company, the chief financial officer and held by a director's company, including a limited recourse guarantee by each. The pledge of shares and the collateral mortgage will remain in place so long as the credit facility is not in default or demanded and shall be released on the date that the credit facility is paid in full.

During the construction period, the credit facility would be subject to monthly interest payments only. Once the expanded facility is fully operational, the line will be converted to a term facility and subject to blended monthly payments of principal and interest sufficient to repay the term loan within the specified amortization. The loan is fully open for prepayment at any time without notice or bonus.

A total commitment fee of $81,928 ($110,000) was paid to PACE, $18,620 ($25,000 CAD) of which was paid as a deposit and included under prepaid expenses on the consolidated balance sheets at the end of the year and the balance $63,308 ($85,000 CAD), on closing. In addition, the agents who assisted in establishing the Line of Credit with PACE, received common shares of the Company, totaling 1,620,000 and cash of $300,000, on closing, for their services.

16. Subsequent Events~~,~~ (continued)

~~e~~b) ~~On July 16, 2016, the Company and Phoenix Capital Partners Inc. ("Phoenix Capital"), finalized a financing commitment of up to $7,000,000, on a best efforts basis, through the issuance of up to 140 senior convertible debentures (the Debentures"), with an annual interest rate of 9%, commencing thirty days after the funds are advanced, payable monthly, due five years from the issuance date, with a 6% financing fee to the selling agent (the "Facilitation Fee"). The financing is secured by a first ranking registered security registration against the Company and all of its assets including all ownership positions in its subsidiaries. The majority of the proceeds will be used to fund the equipment and upgrades for the BioGrid and the balance used for general corporate services. The debenture holders have the option to convert after issuance, upon thirty days' notice, into common stock of the Company at a mutually agreed conversion price of $5 per share. There are also forced conversion features providing for conversion into common stock of the Company, should the Company's trading price of the common stock remain at $10 or higher for twenty consecutive trading days, at a price of $5 per common stock. Further, there is a redemption option for the Company to redeem the shares, at the earliest, one year after issuance and upon thirty days' notice (the "Redemption Notice"), for all or part of the issued Debentures, with a ninety day interest penalty calculated on the amount being redeemed on an annualized basis. Upon receipt of the Redemption Notice, the debenture holders have the option to exercise their conversion option at the applicable conversion price no later than ten days prior to the redemption date. The financing also includes certain general conditions, closing conditions, documentation and ongoing reporting requirements. And, the Company is also responsible for additional closing cost, including legal expenses, up to a maximum of $18,063 ($25,000 CAD). The funding dates have been scheduled as follows:~~ On February 13, 2017, the Company filed a Second Amendment Form S-4 with the United States Securities and Exchange Commission. This registration statement was filed in connection with domestication under Section 388 of the General Corporations Law of the State of Delaware and a continuance under the Business Corporations Act (Ontario), pursuant to which the Company's jurisdiction on incorporation will be changed from Ontario to the State of Delaware.

-
  - ~~1)~~ ~~a minimum of $1,000,000 on or before August 10, 2016~~
  - ~~2)~~ ~~$2,000,000 on September 28, 2016~~
  - ~~3)~~ ~~$2,000,000 on October 28, 2016 and~~
  - ~~4)~~ ~~$2,000,000 on November 28, 2016~~

~~The initial funding date of August 10, 2016 was not met and as a result, the Company and Phoenix are negotiating a new initial funding date.~~

~~The Company acknowledges that one or more funding dates may occur for partial advances each time the gross proceeds of $1,000,000 have been received by the selling agent from the subscription and sale of the Debentures.~~

~~d)~~ ~~The Company currently has a financing engagement agreement with Phoenix Capital, amended on July 20, 2016 and December 31, 2016. Phoenix Capital will provide corporate finance advisory and facilitation services and will assist the Company structuring, negotiating and facilitating a financing arrangement of up to $10,837,500 ($15,000,000 CAD). The fees for these total $43,350 ($60,000 CAD), of which $21,675 ($30,000 CAD) have been paid and included under professional fees consolidated statements of operations and comprehensive loss. The balance, $21,675 ($30,000 CAD), will be paid out of the of the financing for the BioGrid noted above. Further, Phoenix Capital will receive a facilitation fee of 2% of the gross amount in cash and 6% of the gross amount payable in common stock of the Company (restricted for twelve months from the date of based on the funding dates for the BioGrid financing, noted above. In addition, on June 3, 2016, an additional $10,838 ($15,000 was paid to Phoenix Capital for the preparation of their due diligence report.~~

-
~~The first of such financing with Phoenix Capital was finalized on July 16, 2016, as noted above.~~

~~The Company has evaluated subsequent events that occurred after December 31, 2015 through September 7, 2016, which is the date the consolidated financial statements were available to be issued.~~

~~**17. Comparative Figures**~~

~~Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.~~

-

~~**SUSGLOBAL ENERGY CORP.**~~
~~**INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS**~~
~~**(Unaudited)**~~
~~**For the Three and Nine-Month Periods ended September 30, 2016 and 2015**~~

-

~~(Expressed in United States Dollars)~~

-

SusGlobal Energy Corp.
September 30, 2016 and December 31, 2015
(unaudited)

Table of contents

SusGlobal Energy Corp.
Interim Condensed Consolidated Balance Sheets
As at September 30, 2016 and December 31, 2015
(unaudited)

	September 30, 2016		December 31, 2015
ASSETS			
Current Assets			
Accounts receivable	$ 8,859	$	--
Harmonized sales taxes receivable	13,918		8,971
Prepaid expenses and deposit	28,678		14,450
Total Current Assets	51,455		23,421
Term Deposit (note 7)	152,480		--
Intangible Asset (note 8)	1,730		1,870
Long-lived Assets, net (note 9)	978		1,467
Total Assets	$ 206,643	$	26,758
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
Current Liabilities			
Bank indebtedness	$ 44,518	$	5,740
Accounts payable (note 10)	211,705		112,030
Accrued liabilities (note 10)	123,372		108,476
Loans payable to related parties (note 11)	268,365		59,245
Total Liabilities	647,960		285,491
Stockholders' Deficiency			
Common stock, unlimited number of common stock authorized without par value, 33,446,346 (2015- 31,547,346) shares issued and outstanding (note 12)	1,825,358		1,646,091
Accumulated deficit	(2,233,616)		(1,896,286)
Accumulated other comprehensive loss	(33,059)		(8,538)
Stockholders' deficiency	(441,317)		(258,733)
Total Liabilities and Stockholders' Deficiency	$ 206,643	$	26,758

Going concern (note 3)
Commitments (note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SusGlobal Energy Corp.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
For the three and nine-month periods ended September 30, 2016 and 2015
(unaudited)

	For the three-month periods ended		For the nine-month periods ended	
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Revenue - BioGrid	$ 7,788	$ —	$ 7,788	$ —
Operating expenses				
Operations and maintenance - BioGrid	30,975	—	30,975	—
Stock-based compensation	—	—	—	800,000
Professional fees	49,700	97,694	138,804	183,926
Management fees (note 9)	32,180	32,009	95,432	100,019
Office and administration (note 9)	29,660	20,251	75,667	64,928
Filing fees	1,081	1,263	4,240	5,650
Total operating expenses	143,596	151,217	345,118	1,154,523
Net loss	(135,808)	(151,217)	(337,330)	(1,154,523)
Other comprehensive income (loss)				
Foreign exchange gain (loss)	946	9,668	(24,521)	15,655
Comprehensive loss	$ (134,862)	$ (141,549)	$ (361,851)	$ (1,138,868)
Net loss per share-basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.04)
Weighted average number of common shares outstanding-basic and diluted	33,131,618	28,546,676	32,577,536	27,004,368

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SusGlobal Energy Corp.
Interim Condensed Consolidated Statements of Changes in Stockholders' Deficiency
For the nine-month period ended September 30, 2016 and year ended December 31, 2015
(unaudited)

	Number of Shares		Common Shares		Share Subscriptions Payable		Accumulated Deficit		Accumulated Other Comprehensive Loss		Stockholders' Deficiency
Balance – December 31, 2014	18,056,676	$	377,130	$	221,334	$	(617,232)	$	(7,369)	$	(26,137)
Shares issued to directors and officers	8,100,000		810,000		—		—		—		810,000
Shares issued on private placement, net of share issued costs	2,220,000		158,560		—		—		—		158,560
Shares issued for proceeds previously received	2,380,000		221,334		(221,334)		—		—		—
Shares issued as compensation for private placement	500,000		50,000		—		—		—		50,000
Shares issued for consulting services	290,670		29,067		—		—		—		29,067
Other comprehensive loss	—		—		—		—		(1,169)		(1,169)
Net loss, December 31, 2015	—		—		—		(1,279,054)		—		(1,279,054)
Balance – December 31, 2015	31,547,346		1,646,091		—		(1,896,286)		(8,538)		(258,733)
Shares issued on private placement, net of issued costs	1,899,000		179,267		—		—		—		179,267
Other comprehensive loss	—		—		—		—		(24,521)		(24,521)
Net loss, September 30, 2016	—		—		—		(337,330)		—		(337,330)
Balance – September 30, 2016	33,446,346	$	1,825,358	$	—		(2,233,616)	$	(33,059)	$	(441,317)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

SusGlobal Energy Corp.
Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2016 and 2015
(unaudited)

	September 30, 2016	September 30, 2015
Cash flows from operating activities		
Net loss	$ (337,330)	$ (1,154,523)
Adjustments for		
Depreciation	489	326
Amortization of intangible asset	140	80
Stock-based compensation	-	800,000
Changes in non-cash working capital:		
Accounts receivable	(8,859)	-
Harmonized sales taxes receivable	(4,947)	12,007
Prepaid expenses and deposit	(14,228)	(4,233)
Accounts payable	99,675	(4,048)
Accrued liabilities	14,896	62,799
Net cash used in operating activities	(250,164)	(287,592)
Cash flows from investing activities		
Investment in term deposit	(152,480)	(74,930)
Acquisition of capital assets	-	(1,956)
Net cash used in investing activities	(152,480)	(76,886)
Cash flows from financing activities		
Bank indebtedness	38,778	86,810
Advance from loan payable	-	74,930
Loans payable to related parties	209,120	-
Private placement proceeds (net of cash share issue costs)	179,267	147,870
Net cash provided by financing activities	427,165	309,610
Effect of exchange rate on cash	(24,521)	15,655
Decrease in cash	-	(39,213)
Cash-beginning of period	-	39,213
Cash-end of period	$ -	$ -

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1. Nature of Business and Basis of Presentation

SusGlobal Energy Corp. (the "Company" or "SusGlobal"), was formed by articles of amalgamation on December 3, 2014, in the province of Ontario, Canada and its executive office is in Toronto, Ontario, Canada. SusGlobal Energy Corp., a company in the start-up stages and Commandcredit Corp. ("Commandcredit"), an inactive Canadian public shell company, amalgamated to continue business under the name of SusGlobal Energy Corp. Refer to note 6, Amalgamation, for additional details of this capital transaction.

The Company is a renewable energy company focused on acquiring, developing and monetizing a global portfolio of proprietary technologies in the waste to energy application.

These interim condensed consolidated financial statements of the Company and its subsidiaries, have been prepared following generally accepted accounting principles in the United States ("US GAAP"), and are expressed in United States funds. In the opinion of management, all adjustments necessary for a fair presentation have been included.

2. Significant Accounting Policies

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2015.

During the nine months ended September 30, 2016, the Company adopted the following new accounting policies:

Trade Receivables

Our receivables, which are recorded when billed, when services are performed or when cash is advanced, are claims against third parties that will be settled in cash. The carrying value of our receivables, net of an allowance for doubtful accounts, represents the estimated realizable value. We estimate our allowance for doubtful accounts based on historical trends; type of customer, such as commercial or municipal; the age of outstanding receivables; and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when our internal collection efforts have been unsuccessful.

Revenue Recognition

Our revenues are from the fees we charge for waste collection and from the sale of electricity. The fees charged for our services are generally defined in our service agreements and vary based on contract-specific terms such as frequency of service, weight, volume and the general market factors influencing a region's rates. We recognize revenue as services are performed and collection is reasonably assured.

3. Going Concern

These interim condensed consolidated financial statements have been prepared in accordance with US GAAP, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months.

As at September 30, 2016, the Company had a working capital deficit of $596,505 (December 31, 2015-$262,070), incurred a net loss of $337,330 for the nine month period ended September 30, 2016 (2015- $1,154,523) and had an accumulated deficit of $2,233,616 (December 31, 2015-$1,896,286) and expects to incur further losses in the development of its business. These factors cast doubt as to the Company's ability to continue as a going concern, which is dependent upon its ability to obtain the necessary financing to further the development of its business and upon achieving profitable operations. Management believes that the Company will be able to obtain the necessary funding by equity or debt; however, there is no assurance of funding being available or available on acceptable terms. Realization values may be substantially different from carrying values as shown.

On July 16, 2016, the Company finalized a financing commitment up to an amount of $7,000,000, on a best efforts basis and is awaiting funds to be advanced. Refer to note 15 (b).

These interim condensed consolidated financial statements do not include any adjustments to reflect the future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result if the Company was unable to continue as a going concern.

4. Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies and adopted by us as of the specified effective date or possibly early adopted, where permitted. There were various accounting standards and interpretations issued during the period ended September 30, 2016, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

5. Financial Instruments

The carrying value of term deposit, accounts receivable, harmonized sales taxes receivable, bank indebtedness, accounts payable and accrued liabilities approximated their fair values as of September 30, 2016 and December 31, 2015 due to their short-term nature. Interest and Credit Risk

In the opinion of management, the Company is not exposed to significant interest or credit risks arising from its financial instruments. The Company also controls its exposure related to trade receivables by discontinuing service, to the extent allowable, to non-paying customers. As at September 30, 2016, we had two customers representing greater than 5% of total accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its obligations as they fall due. The Company takes steps to ensure it has sufficient working capital and available sources of financing to meet future cash requirements for capital programs and operations.

5. Financial Instruments, continued

The Company intends to continue to raise funds through the issuance of common shares under a private placement, to ensure it has sufficient access to cash to meet current and foreseeable financial requirements. The Company actively monitors its liquidity to ensure that its cash flows and working capital are adequate to support its financial obligations and the Company's capital programs.

Currency Risk

The Company realizes a portion of its expenses in Canadian dollars ("CAD"). Consequently, certain assets and liabilities are exposed to foreign currency fluctuations. As at September 30, 2016, $445,096 (December 31, 2015-$224,269) of the Company's net monetary liabilities were denominated in Canadian dollars. The Company has not entered into any hedging transactions to reduce the exposure to currency risk.

6. Amalgamation

On December 3, 2014, SusGlobal amalgamated with Commandcredit to form a newly amalgamated company, to continue operations under the name of SusGlobal Energy Corp.

On December 2, 2014, at an annual and special meeting of the shareholders of Commandcredit and SusGlobal, the amalgamation of SusGlobal and Commandcredit was approved. The amalgamation involved issuances of shares of the amalgamated company on a one for one basis to the shareholders of the existing companies resulting in the shareholders of Commandcredit owning 96.40% of the amalgamated company and SusGlobal owing the remaining 3.60% of the amalgamated company.

For accounting purposes, this acquisition resulted in the acquisition of control by Commandcredit of the net assets of SusGlobal, consisting primarily of net financial assets. Since the net assets of SusGlobal did not constitute a business, the transaction represents an asset purchase at fair value in consideration of the issuance of shares by the amalgamated company. The transaction was measured based on the fair value of the net assets acquired, which was considered more clearly evident and, thus, more reliably measured. The carrying value of each of these assets and liabilities comprising the net assets of SusGlobal was deemed to approximate fair value due to their short term nature. All intercompany balances were eliminated on amalgamation.

6. Amalgamation, continued

The balance sheets of the two companies immediately before the amalgamation were as follows:

	Commandcredit		SusGlobal
Assets			
Cash	$ —	$	76,481
Harmonized sales taxes receivable	—		4,571
Due from related party	—		129,519
Prepaid expenses and deposit	—		19,576
Total Assets	$ —	$	230,147
Liabilities and Stockholders' (Deficiency) Equity			
Accounts payable	$ 59,231	$	8,661
Accrued liabilities	2,695		1,088
Due to related parties	159,395		—
Total Liabilities	$ 221,321	$	9,749
Capital stock-net of share issue costs	$ 356,676	$	60,450
Subscriptions payable	—		199,944
Deficit	(570,530)		(38,464)
Comprehensive loss	(7,467)		(1,532)
Stockholders' (deficiency) equity	(221,321)		220,398
Total Liabilities and Stockholders' (Deficiency) Equity	$ —	$	230,147

The net assets of SusGlobal acquired by Commandcredit in the amount of $220,398, was completed through the issuance of 650,000 common shares of the amalgamated company.

7. Term Deposit

On August 22, 2016, the Company placed funds in a term deposit in the amount of $152,480 ($200,000 CAD), as security for a letter of credit in the names of the Township of Georgian Bluffs and the Township of Chatsworth. This was a requirement of having taken over, effective August 13, 2016, the operation of the biodigester and electricity generating facility (the "BioGrid") located in Owen Sound, Ontario, Canada, owned by the two municipalities. The term deposit earns interest at the rate of 1.320% annually and is due October 21, 2017.

8. Intangible Asset

	September 30, 2016	December 31, 2015
Technology License (net of accumulated amortization of $271 (2015-$131))	$ 1,730	$ 1,870

On May 6, 2015, the Company finalized an agreement with Syngas SDN BHD ("Syngas"), a company incorporated under the laws of Malaysia, providing an exclusive license for the Company to use Syngas Intellectual Property within North America for a period of five years from the date of this agreement, for $1 consideration, renewable every five years upon written request. Syngas produces equipment that uses an innovative process to produce liquid transportation fuel from plastic waste material. The Company issued 20,000 common shares of the Company to an introducing party, determined to be $2,000. The technology license is being amortized on a straight-line basis, over a period of 10 years

9. Long-lived Assets, net

	Cost	Accumulated depreciation	September 30, 2016 Net book value	December 31, 2015 Net book value
Computer hardware	$ 1,956	$ 978	$ 978	$ 1,467

10. Related Party Transactions

During the period, the Company incurred $34,083 ($45,000 CAD) (September 30, 2015-$35,721; $45,000 CAD) in management fees paid to Travellers International Inc. ("Travellers"), an Ontario company controlled by a director and president of the Company and $34,083 ($45,000 CAD) (September 30, 2015-$35,721; $45,000 CAD) in management fees paid to Landfill Gas Canada Limited ("LFGC"), an Ontario company controlled by a director and chief executive officer of the Company. The balance of the management fees, in the amount of $27,266 ($36,000 CAD) (September 30, 2015-$28,577, $36,000 CAD), were paid to the Company's chief financial officer. As at September 30, 2016, unpaid remuneration and unpaid expenses in the amount of $56,654 ($74,310 CAD) (December 31, 2015-$38,150, $52,802 CAD) is included in accounts payable and $44,982 ($59,000 CAD) (December 31, 2015-$18,261, $25,275 CAD) is included in accrued liabilities.

During the period, the Company incurred $23,858 ($31,500 CAD) (September 30, 2015-$21,433, $27,000 CAD) in rent paid to a company controlled by a director and president of the Company. Included in prepaid expenses and deposit, is a rental deposit of $2,668 ($3,500 CAD) (December 31, 2015-$nil).

11. Loans Payable to Related Parties

	September 30, 2016		December 31, 2015
Silver Dragon Resources Ltd.	$	45,744	$	—
Travellers International Inc.		222,621		59,245
	$	268,365	$	59,245

Loans payable in the amount of $45,744 ($60,000 CAD) (December 31, 2015-$nil), owing Silver Dragon Resources Ltd., an Ontario company in which a director of the Company is also a director and chief executive officer, bear interest at the rate of 12% per annum are due on demand and unsecured. As at September 30, 2016, $813 (December 31, 2015-$nil), in interest is included in accrued liabilities. Subsequent to September 30, 2016, the loans advanced were repaid in full, on an interest free basis.

Loans payable in the amount of $222,621 ($292,000 CAD) (December 31, 2015-$59,245; $82,000 CAD), owing to Travellers, bear interest at the rate of 12% per annum are due on demand and unsecured. As at September 30, 2016, $8,685 (December 31, 2015-$682), in interest is included in accrued liabilities.

12. Capital Stock

At September 30, 2016, the Company had an unlimited number of common shares authorized, without par value and 33,446,346 (December 31, 2015-31,547,346) common shares issued and outstanding.

During the period, the Company raised $179,267 cash on a private placement, net of cash share issue costs of $10,633. During the year ended December 31, 2015, the Company raised $208,560 cash on a private placement, net of cash share issue costs of $13,440, on the issuance of 2,220,000 common shares of the Company. In addition to the cash share issuance cost above for 2015, the Company issued 500,000 common shares to two unrelated individuals (250,000 each), who assisted in raising capital through the private placement, determined to be valued at $50,000. The company also issued 2,380,000 common shares in connection with a private placement that occurred in the year ended December 31, 2014, which raised $221,334 cash, net of cash share issue costs of $16,666. In addition, during the 2015 year, the Company issued 8,100,000 common shares of the Company to certain founding officers and directors and a new director, determined to be valued at $810,000. The Company also issued 20,000 common shares determined to be valued at $2,000 to the introducing party for the technology license acquired on May 6, 2015, see note 8, Intangible Asset. Furthermore, 220,670 common shares of the Company issued pursuant to a consulting and business advisory arrangement for $22,067 and 50,000 common shares of the Company for a consulting contract for $5,000.

Subsequent to September 30, 2016, the Company raised $102,558 on a private placement, net of cash share issue costs of $9,848.

13. Commitments

a) On November 1, 2014, the Company entered into a one year premises lease agreement with Haute Inc., an Ontario company controlled by a director and president of the Company, expiring October 31, 2015. The monthly minimum payment was $2,287 ($3,000 CAD). The Company's last month rental commitment was included in prepaid expenses and deposit on December 31, 2014 consolidated balance sheets. The Company's monthly rent continued at the same amount through December 2015. Subsequent to the year-end and effective January 1, 2016, the Company signed a new premises lease agreement with Haute Inc., for a period of one year at a minimum monthly amount of $2,668 ($3,500 CAD). The future minimum commitment under the lease obligations for office premises is as follows:

2016	$	8,004

b) The Company has one year consulting contracts with each of its three officers, which expired on October 31, 2015. The monthly payments for the three officers total $10,604 ($14,000 CAD). The Company extended the consulting contracts, at the same monthly amounts, on a month to month basis until new consulting contracts are completed.

c) The Company's wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., has an agreement in place for the operation and maintenance of the biodigester and electricity generating facility (the "BioGrid") located in Owen Sound, Ontario, Canada. The agreement, which is for the period from August 13, 2016 to April 30, 2017, is with Aquatech Canadian Water Services Inc. and GSS Engineering Consultants Ltd., in trust for a company to be incorporated (the "Operator"), for a total cost of $109,595 ($143,750 CAD). The future minimum commitment under this agreement is as follows:

2016	$	38,682
2017		51,576
	$	90,258

d) The Company has provided a commitment to costs relating to a major engine repair at the BioGrid site. The cost of this major overhaul is estimated at approximately $57,180 ($75,000 CAD) and will be completed subsequent to September 30, 2016.

14. Segmented Information

The Company uses a management approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's management reporting structure provides for only one segment: renewable energy and operates in one country, Canada.

15. The BioGrid and Financing

a) On June 2, 2016, the Company's announced that its wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., signed an expansion and operation agreement for the Biogrid, with the Township of Georgian Bluffs and the Township of Chatsworth Joint Biogrid Project, located near Owen Sound, Ontario, Canada. Effective June 1, 2016, SusGlobal Energy Canada I Ltd., entered into a twenty- five year agreement to construct, maintain and operate the BioGrid which is automatically renewable for two additional five year periods, unless either party provides a written notice of termination. SusGlobal Energy Canada I Ltd., had until August 12, 2016 to finalize the necessary financing commitment of $5,718,000 ($7,500,000 CAD). On August 13, 2016, the Company's wholly-owned subsidiary, SusGlobal Energy Canada I Ltd., took over operation of the BioGrid.

15. The BioGrid and Financing, continued

b) On July 16, 2016, the Company and Phoenix Capital Partners Inc. ("Phoenix Capital"), finalized a financing commitment of up to $7,000,000, on a best efforts basis, through the issuance of up to 140 senior convertible debentures (the "Debentures"), with an annual interest rate of 9%, commencing thirty days after the funds are advanced, payable monthly, due five years from the issuance date, with a 6% financing fee to the selling agent (the "Agent Fee") and 2% to Phoenix Capital in cash and 6% to Phoenix Capital of the gross amount payable in common stock of the Company (valued at $5 per common share and restricted for twelve months from the date of issue (the "Facilitation Fee"), based on the receipt of funding for the BioGrid project. The financing is secured by a first ranking registered security registration against the Company and all of its assets including all ownership positions in its subsidiaries. The proceeds will be used to fund the equipment for the expansion and upgrade of the BioGrid. The debenture holders have the option to convert after issuance, upon thirty days' notice, into common stock of the Company at a mutually agreed conversion price of $5 per share. There are also forced conversion features providing for conversion into common stock of the Company, should the Company's trading price of the common stock remain at $10 or higher for twenty consecutive trading days, at a price of $5 per common stock. Further, there is a redemption option for the Company to redeem the shares, at the earliest, one year after issuance and upon thirty days' notice (the "Redemption Notice"), for all or part of the issued Debentures, with a ninety day interest penalty calculated on the amount being redeemed on an annualized basis. Upon receipt of the Redemption Notice, the debenture holders have the option to exercise their conversion option at the applicable conversion price no later than ten days prior to the redemption date. The financing also includes certain general conditions, closing conditions, documentation and ongoing reporting requirements. And, the Company is also responsible for additional closing costs, including legal expenses, up to a maximum of $19,060 ($25,000 CAD), of which $11,361 ($15,000 CAD) was invoiced and paid.

The scheduled advances for the first four tranches, consisting of a minimum of $1,000,000 on or before August 10, 2016, $2,000,000 on September 28, 2016, $2,000,000 on October 28, 2016 and $2,000,000 on November 28, 2016, have not yet been advanced to the Company and as such, the Company and Phoenix Capital are renegotiating new funding dates for these and subsequent advances.

c) The Company currently has a financing engagement agreement with Phoenix Capital, amended on July 20, 2016 and expiring December 31, 2016. Phoenix Capital will provide corporate finance advisory and facilitation services and will assist the Company in structuring, negotiating and facilitating a financing arrangement of up to $11,436,000 ($15,000,000 CAD). The fees for these services totaled $46,686 ($60,000 CAD), of which $23,814 ($30,000 CAD) have been paid and included under professional fees on the interim condensed consolidated statements of operations and comprehensive loss. The balance, $22,872 ($30,000 CAD), will be paid out of the proceeds of the financing for the BioGrid, noted above. In addition, Phoenix Capital received $11,361 ($15,000 CAD) to complete a due diligence report on the Company and its BioGrid project.

The first of such financing with Phoenix Capital was finalized on July 16, 2016, as noted above.

16. Subsequent Events

a) On October 16, 2016, the Company informed the Director of Operations at the Township of Georgian Bluffs, that it was invoking the Force Majeure provision under section 17 of the expansion and operation agreement with the BioGrid, as a result of a catastrophic failure of the BioGrid's gas engine. The parties are in the process of resolving this issue under the Disputes and Resolutions provision under section 19 of the expansion and operation agreement.

16. Subsequent Events, continued

b) On October 21, 2016, the Company hired the services of a contractor to assume the role of Vice President of Corporate Development, effective November 1, 2016, for a period of fourteen months, at the rate of $3,050 ($4,000 CAD) per month, plus applicable taxes. In addition, the contractor was offered up to 115,000 common shares of the Company, at a price of $0.10 per common share, exercisable within 180 days of the effective date of the contract.

c) On October 26, 2016, the Company was informed by the legal representative of the Townships of Georgian Bluffs and Chatsworth (the "Municipalities"), that the Municipalities recognize the Force Majeure Event for the equipment failure of the BioGrid's gas engine. The Municipalities expect the Company to take all commercially reasonable steps to obtain the necessary parts and have them installed as quickly as possible. On March 1, 2017, the Company delivered to the Municipalities a Notice of Dispute under Section 19(1) of the Agreement. This section of the Agreement provides for the situation in which a party to the Agreement considers that a dispute has arisen under or in connection with the Agreement that the parties cannot resolve. The nature and particulars of such dispute is as follows:

On October 28, 2016 at a scheduled meeting with the Municipalities, the Company advised the Municipalities as to the concerns the Company had with protecting the assets at the BioGrid and the potential damage which may be caused should the equipment failure not be rectified prior to temperatures reaching low levels and as a result impact the biodigester operation negatively exposing the biodigester to irreparable further damage.

On November 2, 2016, the Company was informed by the legal representative of the Municipalities, that the Company had breached the biodigester expansion and operation agreement. The Municipalities indicated that they are willing to continue with the agreement and will waive their right of termination subject to the Company agreeing and fulfilling certain conditions between the dates of November 2, 2016 and December 15, 2016.

On November 4, 2016, the Company was informed by the Municipalities, that they have rejected the Company's claim for Force Majeure and have served the Company with Notice of Immediate Termination. The Company continues to use commercially reasonable efforts to rectify the cause of the Force Majeure Event while the claim for Force Majeure is in effect and is in the process of resolving this issue with the Municipalities under the Disputes and Resolutions provision in section 19 of the biodigester operation and expansion agreement.

The Company has evaluated subsequent events that occurred after September 30, 2016 through December 8, 2016, which is the date the interim condensed consolidated financial statements were available to be issued.

17. Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the current period's presentation.

- The Municipalities were not entitled to draw down the amount drawn as set forth in correspondence from the Company's counsel to the Municipalities counsel;
- The amount drawn and allegedly owing by the Company to the Operator totaling $36,702 ($49,278 CAD), which has been included in the accounts payable of the Company, is an amount in dispute between the Company and the Operator;
- The amount drawn for payment to the legal representative of the Municipalities in the amount of $11,744 ($15,767 CAD), which has been included in the accrued liabilities of the Company, was not permitted under the Agreement;

Item 21.

- Exhibits and Financial Statement Schedules An outstanding invoice relating to a service provided by a haulage company related to residue in the amount of $23,793 ($31,946 CAD), which has been included in the accounts payable of the Company, that was substantially from the operation of the BioGrid prior to August 13, 2016, the date the Company assumed the operations, is entirely and completely for the account of and the responsibility of the Municipalities, pursuant to section 9(6) of the Agreement, and,
- The Company also disputes that the Municipalities were entitled to draw down the entire amount of the letter of credit on the basis that the Agreement had been legally terminated by the Municipalities.

d) Subsequent to the year-end, the Company raised $15,763 on a private placement, net of share issue costs of $1,245, on the issuance of 55,176 common shares of the Company. In addition, the Company issued 1,620,000 common shares to the agents who assisted in establishing the Line of Credit with PACE determined to be valued at $469,800. The Company also paid $300,000 to these agents for their services. The Company also issued 40,000 common shares to two new directors and 5,000 common shares to an employee, determined to be valued at $11,600 and $1,450 respectively, for their services.

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 27, 2017, which is the date the consolidated financial statements were available to be issued.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	~~Description~~ Description
3.1	Form of Certificate of Incorporation of SusGlobal Energy Corp.*
3.2	Form of Bylaws of SusGlobal Energy Corp.*
4.1	Specimen Common Stock certificate*
5.1	Form of Opinion of Sichenzia Ross Ference Kesner LLP~~**~~
8.1	Opinion of Blais, Halpert, Lieberman & Greene LLC*
10.1	SusGlobal Stock Option Plan*
10.2	Executive Chairman Consulting Agreement between SusGlobal Energy corp., Travellers International Inc. and Marc Hazout*
10.3	CEO Consulting Agreement SusGlobal Energy Corp., Landfill Gas Canada Ltd. and Gerald Hamaliuk*
10.4	CFO Consulting Agreement between SusGlobal Energy Corp. and Ike Makrimichalos*

10.5 - Financing Agreement with Phoenix Capital Partners Inc. dated December 2, 2015*

10.6 10.6 Memorandum of Agreement between Syngas SDN BHD and SusGlobal Energy Corp.* ~~Memorandum of Agreement between Syngas SDN BHD and SusGlobal Energy Corp.~~

10.7 - Commercial Lease Agreement between Haute Inc. and SusGlobal Energy Corp.*

10.8 Biodigester Expansion and Operation Agreement**

10.9 Phoenix Amended Engagement Agreement Dated July 20, 2016*

10.8 10 - ~~Biodigester Expansion and Operation Agreement***~~ Executive Chairman Consulting Agreement between SusGlobal Energy Corp., Travellers International Inc. and Marc Hazout*

10.9 10.11 CEO Consulting Agreement SusGlobal Energy Corp., Landfill Gas Canada Ltd. and Gerald Hamaliuk* ~~Phoenix Amended Engagement Agreement Dated July 20, 2016~~

10.10 10.12 Commercial Lease Agreement between Haute Inc. and SusGlobal Energy Corp.* ~~Executive Chairman Consulting Agreement between SusGlobal Energy Corp., Travellers International Inc. and Marc Hazout~~

10.11 10.13 PACE Savings and Credit Union Limited Term Sheet dated December 31, 2016* ~~CEO Consulting Agreement SusGlobal Energy Corp., Landfill Gas Canada Ltd. and Gerald Hamaliuk~~

10.12 10.14 Susglobal Energy Ron Williamson Quarter Horses Inc. 1428245 Ontario Limited Engagement Letter* ~~Commercial Lease Agreement between Haute Inc. and SusGlobal Energy Corp.~~

10.13 10.15 Summary of Oral Agreement with Silver Dragon Resources Ltd* ~~PACE Savings and Credit Union Limited Term Sheet dated December 31, 2016~~

10.14 10.16 Summary of Oral Agreement with Travellers International Inc.* ~~Susglobal Energy Ron Williamson Quarter Horses Inc. 1428245 Ontario Limited Engagement Letter~~

10.15 10.17 Summary of Oral Agreement with Travellers International Inc. * ~~Summary of Oral Agreement with Silver Dragon Resources Ltd~~

10.16 10.18 Variable Rate Business Loan ~~Summary of Oral Agreement with Travellers International Inc.~~

	Agreement from Borrowers and Guarantor- SusGlobal Energy	
~~10.17~~10.19	Business Loan General Security Agreement from SusGlobal Energy Corp.	~~Summary of Oral Agreement with Travellers International Inc.~~
10.20	Business Loan General Security Agreement from SusGlobal Energy Canada Corp.	
10.21	Business Loan General Security Agreement from SusGlobal Energy Canada I Ltd.	
10.22	Guarantee and Postponement of Claim by Marc M. Hazout	
10.23	Hypothecation of 500,000 Common Shares of SusGlobal Energy Corp. dated January 31, 2017 and executed by Ike Makrimichalos	
10.24	Hypothecation of 2,000,000 Common Shares of SusGlobal Energy Corp. dated January 31, 2017 and executed by Vince Ramoutar	
10.25	Hypothecation of 3,300,000 Common Shares of SusGlobal Energy Corp. dated January 31, 2017 and executed by Gerald Hamaliuk	
10.26	Hypothecation of 1 Common Share of SusGlobal Energy Canada Corp., dated January 29, 2017 and executed by Marc Hazout	
10.27	Hypothecation of 1 Common Share of SusGlobal Energy Canada I Ltd., dated January 29, 2017 and executed by Marc Hazout	
10.28	Guarantee and Postponement of claim for each of Ike Makrimichalos, Landfill Gas Canada Ltd., and 1370383 Ontario Ltd.	
21.1	Subsidiaries of the Registrant *	
~~23.1~~23.1	Consent of SF Partnership	~~Consent of SF Partnership~~
~~23.2~~23.2	Consent of Sichenzia Ross Ference Kesner LLP (form contained in Exhibit 5.1).	~~Consent of Sichenzia Ross Ference Kesner LLP (form contained in Exhibit 5.1).~~
23.3	Consent of Blais, Halpert, Lieberman & Greene LLC (contained in Exhibit 8.1)	
24.1	Power of Attorney (included in the signature page to the Registration Statement on Form S-4, filed by SusGlobal Energy Corp. filed on January 1, 2016)	

* Previously filed.

~~** To be filed by amendment~~

~~***~~**

A redacted version of this Exhibit has been previously filed. An un-redacted version of this Exhibit has been separately filed with the Securities and Exchange Commission pursuant to an application for confidential treatment. The confidential portions of the Exhibit have been omitted and are marked by an asterisk.

Item 22.   Undertakings

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(a)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; *provided*, *however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants, the registrants have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(6) (5)   The undersigned registrant hereby undertakes to supply, by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, if a primary offering of securities of the undersigned registrant is deemed to occur pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, and if the securities are deemed to be offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	~~Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;~~

(ii)	~~Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;~~

(iii)	~~The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and~~

(iv)	~~Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.~~

~~6t~~

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

67

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario on ~~February 13~~April 5, 2017.

SUSGLOBAL ENERGY CORP.

By: /s/ Gerald Hamaliuk
Name: Gerald Hamaliuk
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gerald Hamaliuk Gerald Hamaliuk	Chief Executive Officer ~~(principal~~ (principal executive officer) and Director ~~Board~~ <u>Board</u>	~~February 13~~April 5, 2017
~~/s/ Ike Makrimichalos~~ ~~Ike Makrimichalos~~	~~Chief Financial Officer and~~ ~~(principal financial and~~ ~~accounting officer)~~	~~February 13, 2017~~
<u>/s/ Ike Makrimichalos</u> <u>Ike Makrimichalos</u>	<u>Chief Financial Officer and</u> <u>(principal financial and accounting officer)</u>	<u>April 5, 2017</u>
/s/ Marc Hazout Marc Hazout	President and Chairman of the Board	~~February 13~~April 5, 2017
/s/ Vincent Ramoutar Vincent Ramoutar	Director	~~February 13~~April 5, 2017
/s/ Gordon Miller Gordon Miller	Director	~~February 13~~April 5, 2017
~~/s/~~ Marsha Guy	Director	~~February 13~~April , 2017

~~62~~

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